As filed with the Securities and Exchange Commission on July 6, 2006

Registration No. 333-134704

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

PANTHER EXPEDITED SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	4213	20-2825225
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4940 Panther Parkway, Seville, Ohio 44273

330-769-5830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel K. Sokolowski

Chairman and Chief Executive Officer

Panther Expedited Services, Inc.

4940 Panther Parkway

Seville, Ohio 44273

Telephone: (330) 769-5830

Facsimile: (330) 725-4530

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joel F. Freedman, Esq.	Lisa L. Jacobs, Esq.
Ropes & Gray LLP	Shearman & Sterling LLP
One International Place	599 Lexington Avenue
Boston, Massachusetts 02110	New York, New York 10022
Telephone: (617) 951-7000	Telephone: (212) 848-4000
Facsimile: (617) 951-7050	Facsimile: (212) 848-7179

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	July 6, 2006

             Shares

Panther Expedited Services, Inc.

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering              shares of common stock and the selling stockholders are selling              shares of our common stock by this prospectus. We expect the public offering price to be between $             and $             per share. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PTHR.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to selling stockholders	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional              shares of our common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about             , 2006.

UBS Investment Bank	Bear, Stearns & Co. Inc.

Wachovia Securities

The date of this prospectus is             , 2006.

[Map of the United States showing snapshot of real-time truck locations.]

Notice to investors

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to give you different or additional information. We are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where those offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock.

Unless the context requires otherwise, the terms “Panther Expedited Services,” “we,” “company,” “us” and “our” refer to Panther Expedited Services, Inc. (a holding company) and its subsidiaries, including Panther II Transportation, Inc., “Panther Transportation.”

This prospectus contains references to trademarks and service marks of other companies.

Market data

The market and industry data and forecasts included in this prospectus are based upon independent industry sources, including the American Trucking Association and other independent consultants whom we hired to provide analysis of our industry. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any data or forecasts.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully before making an investment decision, especially the information presented under the heading “Risk factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OUR BUSINESS

We are the largest independent non-asset based provider of expedited transportation services in North America. We provide single-source solutions for time-critical shipments, and offer direct service to and from customer locations in the continental United States, Canada and Mexico. During 2005, we served a broad base of over 5,800 customers, including a diverse group of Fortune 500 companies with whom we have long-standing relationships. Approximately 90% of our revenues are derived from time-critical expedited transportation of dry freight. The balance of our revenues are generated from our rapidly growing Elite Services, which involve highly specialized solutions and customized handling for the federal government and other customers. We also believe that our proprietary, integrated and scalable information technology platform is a key component of our business, and gives us a significant competitive advantage, enhances our operating efficiency and contributes to our high levels of customer service and strong growth. From 2002 to 2005, we increased our revenues at a compound annual growth rate of 23% and for the twelve months ended March 31, 2006, we generated revenues of $162.9 million.

The domestic expedited freight market is estimated by SJ Consulting Group, Inc. to be approximately $3.4 billion in 2005 and has grown at an average rate of 12% per year over the last four years. Pure expeditors comprise 39% of this market or $1.3 billion in revenues, and include divisions or companies like us that have an exclusive focus on, and a dedicated network for, expedited transportation services. Mercer Management Consulting estimates that this segment of the expedited transportation market will grow at a rate of 15% annually over the next four years. Other expedited service providers that comprise the rest of the market generally offer expedited services as part of a broader transportation offering and do not maintain a dedicated network for expedited shipments. Expedited services are typically characterized by on-demand pick-up and delivery of time-critical shipments, rapid response times to customer requests, non-stop, point-to-point service at anytime and real-time shipment tracking and tracing capabilities. Due to the time-critical nature of the service provided and the added levels of reliability, speed, security, visibility and personalized service required, expedited freight services command significant price premiums over traditional, non-expedited modes of transportation. Key factors driving the demand for this rapidly growing market include Just-in-Time and LEAN manufacturing, which are inventory strategies and business management principles designed to reduce inventories and excess capacity in supply chains, increasing acceptance of expedited transportation as a routine part of distribution logistics for goods with a high value or short inventory cycles, increasingly complex global supply chains with shorter lead times, and growing concerns over supply chain disruptions due to recurring conditions such as port congestion and natural disasters.

Our non-asset based business model requires minimal capital expenditures and allows us to maintain a highly flexible cost structure. Our network of over 1,300 cargo vans, straight trucks and tractor trailers are 100% owner-operated and exclusively contracted to us. In addition, unlike traditional owner-operator business models, over 75% of our network is comprised of straight trucks and cargo vans, which require no trailers. As a result, we are required to purchase or lease fewer trailers than owner-operator networks comprised largely of tractor trailers. Furthermore, we utilize third-party providers for our brokerage operations to supplement our network. We believe our business model results in increased productivity, enhanced operating flexibility and a better safety record, and also improves our return on invested capital and cash flow generation.

Between 2002 and 2005, we increased our operating income and pro forma EBITDA at a compound annual growth rate of 18% and 28%, respectively. Our net income (loss) was $7.3 million for 2002, $7.6 million for 2003, $14.2 million for 2004 and ($0.5 million) pro forma for 2005. For the twelve months ended March 31, 2006 we generated operating income, pro forma net loss and pro forma EBITDA of $12.2 million, $0.2 million and $19.8 million, respectively. The reduction in net income for 2005 and the twelve months ended March 31, 2006 is primarily attributable to an increase in amortization of intangible assets and an increase in interest expense as a result of the Acquisition, described below. For more information about items that have impacted our net income and EBITDA, see footnote 2 under “Summary consolidated financial data.”

OUR COMPETITIVE STRENGTHS

We believe we have the following competitive strengths:

➢	Flexible non-asset based business model. Our owner-operators provide 100% of our network capacity. These owner-operators are responsible for substantially all applicable trip expenses, including maintenance, driver wages and benefits, fuel, highway use taxes and insurance. The key benefits of our owner-operator business model include:

➢	Minimal capital requirements and variable cost structure. Our capital expenditures are minimal compared to the size of our network. During 2005 and 2004, our capital expenditures were $0.7 million and $1.3 million, respectively. Since none of the vehicles in our owner-operator network are part of our fixed cost structure, a significant majority of our costs vary with our revenues generated, resulting in a highly variable cost structure, which enhances our operating flexibility. Our low capital expenditures and variable cost structure generate strong free cash flows and high returns on invested capital.

➢	Owner-operator work ethic. Since our owner-operators are independent contractors and business owners who own and operate their own equipment, we believe they operate their equipment more reliably, efficiently and safely than would be the case with employee drivers using company-provided equipment. We believe our owner-operators’ work ethic contributes to our operating success and high levels of customer service.

➢	Leader in an attractive growing market niche. We are the largest independent provider in the rapidly growing but highly fragmented expedited transportation market. We believe that we are well-positioned to take advantage of the strong growth prospects in our market and that our exclusive focus on expedited transportation provides us with an advantage over competitors who do not have a dedicated expedited network or offer expedited ground transportation as a small part of a broader service offering.

➢	Proprietary IT system. We have developed a proprietary integrated and scalable information technology platform which we believe gives us a significant competitive advantage, enhances our operating efficiency and contributes to our high customer service levels and strong growth. The platform enables us to effectively respond to incoming orders from customers, manage network density, optimize network utilization by statistically predicting future demand levels to put the right- sized truck in the right location at the right time, and provide real-time visibility of shipments for customers. In addition, we offer web-based applications for both our customers and owner-operators. We believe that these applications improve our customer service levels, strengthen our relationships with our owner-operators and enhance our productivity.

➢	Highly scalable business model. Our owner-operator business model, operating structure and proprietary information technology system enable us to efficiently scale our business in response to growing demand. We have grown our net sales from $58 million in 2001 to $157 million in 2005 without making any significant additions to our operational staff during the same time period. We believe that this proven platform will allow us to continue to grow in existing and new geographic regions and industry vertical markets.

➢	Diverse, longstanding and expanding customer base. We have an extensive and growing base of customers across a variety of industries. Our customer accounts have grown approximately 10% annually since 2002, resulting in over 5,800 active customer accounts in 2005. Furthermore, we believe our industry leading quality and service levels have resulted in long-standing relationships with our customers, including a number of Fortune 500 companies. In addition, we believe our large customer base and strong customer relationships will support our growth by allowing us to capture a larger portion of our customers’ expedited transportation business as we target new geographic regions and industries.

OUR BUSINESS STRATEGY

Capitalize on strong industry fundamentals. We believe that we are well-positioned to benefit from the rapid growth and favorable industry trends within the expedited transportation market because of our dedicated focus on expedited services, reputation for high service levels and on-time performance, high network density in our primary service areas, success in recruiting and retaining owner-operators, strong customer relationships and our integrated and scalable information technology platform.

Grow our network of owner-operators. We intend to continue recruiting qualified owner-operators to grow our business. We believe we offer a compensation package to our owner-operators that is superior to other owner-operator based models. Our compensation package is based on set rates per mile, providing our owner-operators with more certainty and transparency as to their earnings. In addition, we believe we offer a higher rate per mile relative to other expedited and non-expedited owner-operator based models. As a result, our owner-operators earn higher pay with potentially fewer miles driven, thereby increasing the life of their equipment and decreasing their capital maintenance costs. In addition, we are highly focused on our owner-operators’ quality of life concerns and maintaining good relations with our owner-operators.

Target new industries and expand our services. We intend to grow our revenues by continuing to target customers in new industries. We are targeting additional industries that offer strong potential for expedited transportation such as pharmaceuticals, aerospace and defense, medical equipment, high tech and retail. We also plan to expand our Elite Services offerings, which involve highly specialized solutions and customized handling for the federal government and other customers.

Geographic expansion. We believe that increased penetration of our services in Texas and regions west of the Rocky Mountains, including the West Coast, as well as expansion in Mexico and Canada, represents a significant growth opportunity. We intend to achieve this expansion by seeking additional business from existing customers in new regions, increasing the presence of our sales force in regions outside of our existing geographic concentrations, focusing on new industries and increasing penetration of our current industry concentrations.

Expand truck brokerage operations. We are expanding our truck brokerage operations to provide additional capacity to increase our revenues and enhance our operating flexibility. We act as an expedited ground transportation broker for customers with expedited delivery requests that we are unable to efficiently fulfill through our owner-operator network. We post these expedited delivery requests for our third-party capacity providers through our custom designed, real-time web portal, which allows our third-party capacity providers to bid for these contracts while at the same time providing our customers with a single source for communication and service. This enables us to obtain a cost-effective alternative for our customers’ shipping needs, while retaining the business and maintaining the customer relationship.

Growth through selected tuck-in acquisitions. The domestic expedited transportation market is highly fragmented. We intend to continue to evaluate and pursue selected tuck-in acquisitions that will enhance our geographic coverage, increase our network density, accelerate our expansion into new industry verticals, and expand our service capabilities with minimal integration risk. Although we evaluate and engage in discussions with potential acquisition targets from time to time, we do not currently have any agreements in place for material acquisitions.

Continue to realize operating efficiencies. We believe there are significant opportunities to further realize operating efficiencies in our business. Key elements of our improved productivity are economies of scale generated through increased size and network density and continued improvements to our information technology platform.

RISKS RELATED TO OUR BUSINESS

We face risks in the implementation of our business strategy. For example, our reliance on owner-operators to provide our services could limit our ability to grow. Shortages in owner-operators or fuel and other factors beyond our control could materially interfere with our ability to provide the level of service our customers expect. We may not successfully achieve our goal of expanding our services, in both new industries and new geographic regions, due to various risks. We may seek to make tuck-in acquisitions, which may be expensive and time-consuming to integrate, and which we may not integrate successfully. We discuss these and other risks in more detail under “Risk factors.”

OUR EQUITY SPONSOR

On June 10, 2005, Panther Expedited Services, Inc. (formerly known as PTHR Holdings, Inc.), a newly formed company affiliated with investment funds managed by Fenway Partners, Inc. purchased all of the shares of Panther Transportation through an acquisition subsidiary, other than a portion of the shares held by a trust of which our chairman and chief executive officer serves as the trustee. For more information related to Fenway Partners’ ownership of us and transactions with us, see “Risk factors,” “Certain relationships and related party transactions” and “Principal and selling stockholders.”

Fenway Partners is a leading private equity investment firm based in New York, with funds under management of more than $1.6 billion. Founded in 1994, Fenway Partners provides active oversight and strategic guidance to improve the operating and financial performance of its portfolio companies. Fenway Partners’ focus is on building long-term value in partnership with management through direct investments in leading middle-market companies in two core industry segments, transportation/logistics and branded consumer products. Fenway Partners’ portfolio companies currently include Greatwide Logistics Services, Inc., American Achievement Corporation, Easton-Bell Sports, Inc., Targus Group International, Inc., and Harry Winston, and have included Simmons Company, MW Windows and Delimex Holdings, Inc., among other enterprises.

OUR CORPORATE INFORMATION

Panther Transportation, our predecessor and current subsidiary, began its operations in 1992. We were incorporated in Delaware on May 6, 2005 and became the parent company of Panther Transportation on June 10, 2005. We conduct all of our business through our subsidiaries. Our principal executive offices are located at 4940 Panther Parkway, Seville, Ohio 44273, and our telephone number is (330) 769-5830. We maintain an internet website at www.pantherexpedite.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total shares of common stock being offered	shares

Common stock outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately         , assuming an initial public offering price of          per share. We intend to use the net proceeds from this offering to redeem preferred stock and repay outstanding debt. See “Use of proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq symbol	PTHR

The number of shares of our common stock outstanding after this offering is based on approximately                      shares outstanding as of                     , 2006.

The number of shares of our common stock outstanding after this offering excludes:

➢	391,373 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $14.76 per share, of which options to purchase shares were exercisable as of that date; and

➢	85,098 shares of our common stock available for future grant under our 2006 Equity Incentive Plan as of March 31, 2006.

Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to                      shares of our common stock from selling stockholders to cover over-allotments, if any.

Summary consolidated financial data

Panther Expedited Services owns 100% of the shares of common stock of, and conducts all of its business through, Panther Transportation.

The following table sets forth our summary consolidated financial data for the periods presented. The statement of operations data for the years ended December 31, 2003 and 2004 and for the period from January 1, 2005 to June 10, 2005 is derived from the audited consolidated financial statements of Panther Transportation included elsewhere in this prospectus, and the statement of operations data for the period from June 11, 2005 to December 31, 2005 is derived from the audited consolidated financial statements of Panther Expedited Services included elsewhere in this prospectus. The statement of operations data for the three-month period ended March 31, 2005 is derived from unaudited condensed consolidated financial statements of Panther Transportation, and the statement of operations data for the three-month period ended March 31, 2006 and the balance sheet data as of March 31, 2006 have been derived from unaudited condensed consolidated financial statements of Panther Expedited Services. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

As a result of adjustments made in connection with the acquisition of all outstanding shares of Panther Transportation by Panther Expedited Services on June 10, 2005, which we refer to as the Acquisition, the results of operations for the periods beginning on and after June 11, 2005, or the Successor periods, are not comparable to periods prior to the Acquisition, or the Predecessor periods. The unaudited pro forma financial data for the year ended December 31, 2005 and for the three-month period ended March 31, 2005 gives pro forma effect to the Acquisition and Refinancing, as hereinafter described in “Unaudited pro forma consolidated financial data,” as if each had occurred on January 1, 2005. The pro forma data does not purport to represent what our financial condition or results would have been had the Acquisition and Refinancing actually occurred on such date or what our financial condition or results will be in future periods. For more information, see “Unaudited pro forma consolidated financial data.”

The balance sheet data as of March 31, 2006 is presented below on an actual basis and on an as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and the application of proceeds as described in “Use of proceeds.”

This information is only a summary and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and the information contained in “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	Predecessor Year ended December 31,		Predecessor January 1, 2005 – June 10, 2005	Successor June 11, 2005 – December 31, 2005	Pro Forma Year Ended Dec. 31, 2005	Three-Month Period Ended March 31,
	2003	2004				Predecessor 2005	Pro Forma 2005	Successor 2006
					(unaudited)	(unaudited)
	(in thousands, except per share data or as otherwise noted)
Statement of Operations Data:
Revenues	$96,665	$132,139	$60,580	$96,151	$156,731	$31,793	$31,793	$37,930
Operating Expenses:
Purchased Transportation	66,240	91,017	41,926	66,214	108,140	21,987	21,987	25,644
Personnel and Related Benefits	12,283	14,354	6,138	12,120	18,258	3,473	3,473	4,014
Insurance and Claims	2,658	3,837	1,299	1,240	2,539	748	748	596
Depreciation	834	819	433	542	772	249	193	216
Amortization of Intangibles	—	—	—	4,447	7,624	—	1,906	1,906
Other Operating Expenses	6,693	7,305	4,098	5,741	9,899	1,875	2,250	2,475

Operating Income	7,957	14,807	6,686	5,847	9,499	3,461	1,236	3,079
Interest Expense	369	393	261	2,910	10,358	133	2,588	4,043
Other Expense (Income)	15	233	(35)	(86)	(121)	(35)	(35)	—
Sellers’ Transaction Costs	—	—	3,146	—	—	—	—	—

Income (Loss) before Taxes	7,573	14,181	3,314	3,023	(738)	3,363	(1,317)	(964)
Income Tax Provision (Benefit)	—	—	—	(643)	(280)	—	(501)	(369)

Net Income (Loss)	$7,573	$14,181	$3,314	$3,666	$(458)	$3,363	$(816)	$(595)
Less Undeclared Cumulative Preferred Dividends	—	—	—	(4,288)	(3,145)	—	(744)	(995)
Net Income (Loss)

Available to Common Stockholders	$7,573	$14,181	$3,314	$(622)	$(3,603)	$3,363	$(1,560)	$(1,590)

Earnings Per Share Available to Common Stockholders:
Basic	$749.81	$1,404.03	$328.13	$(0.23)	$(1.19)	$332.99	$(0.52)	$(0.53)
Diluted	$749.81	$1,404.03	$328.13	$(0.23)	$(1.19)	$332.99	$(0.52)	$(0.53)
Average Number of Shares (actual):
Basic	10,100	10,100	10,100	2,700,000	3,025,791	10,100	3,025,791	2,989,592
Diluted	10,100	10,100	10,100	2,700,000	3,025,791	10,100	3,025,791	2,989,592
Other Financial Data:
EBITDA (1)(2)	$8,776	$15,393	$4,008	$10,922	$18,016	$3,745	$3,370	$5,201
Capital Expenditures	300	1,275	324	393	717	90	90	48
Cash Flow Provided by Operating Activities	6,635	13,335	5,095	3,003	—	4,479	—	3,466
Cash Flow Used In Investing Activities	(300)	(1,242)	(286)	(131,471)	—	(90)	—	(980)
Cash Flow Provided by (used in) Financing Activities	(6,335)	(12,093)	(4,074)	129,737	—	(3,196)	—	(4,490)
Other Operating Data:
Average Number of Owner-Operator Vehicles (actual)	830	1,009	—	—	1,225	1,142	1,142	1,317
Revenue per Average Number of Owner-Operator Vehicles	$117	$131	—	—	$128	$28	$28	$29
Revenue per Loaded Mile (actual)	1.82	1.79	—	—	1.79	1.74	1.74	1.80
Revenue per Bill (actual)	754	859	—	—	883	799	799	882
Average Length of Haul (actual miles)	414	480	—	—	494	458	458	491
Average Number of Employees (actual)	219	250	—	—	271	269	269	281

	As of March 31, 2006
	Actual	As adjusted
	(unaudited)
Balance sheet data:
Cash and Cash Equivalents	$—	$
Working Capital, Net	12,448
Goodwill	72,967
Intangibles, Net	86,307
PP&E	4,565
Total Assets	197,077
Total Indebtedness	95,865
Preferred Stock	21,385
Total Stockholders’ Equity	56,617

(1)	EBITDA represents net earnings before interest expense, income tax provision (benefit), depreciation of property and equipment and amortization of intangibles. We believe EBITDA is useful to investors in evaluating our operating performance compared to other companies in our industry. In addition, our management uses EBITDA to evaluate our operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures by other companies.

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor Year ended December 31,		Predecessor January 1, 2005 – June 10, 2005	Successor June 11, 2005 – December 31, 2005	Pro Forma Year Ended Dec. 31, 2005	Three-Month Period Ended March 31,
	2003	2004				Predecessor 2005	Pro Forma 2005	Successor 2006
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands, except as otherwise noted)
Net Income	$7,573	$14,181	$3,314	$3,666	$(458)	$3,363	$(816)	$(595)
Plus Depreciation	834	819	433	542	772	249	193	216
Plus Amortization of Intangibles	—	—	—	4,447	7,624	—	1,906	1,906
Plus Interest Expense	369	393	261	2,910	10,358	133	2,588	4,043
Plus Provision for Income Taxes	—	—	—	(643)	(280)	—	(501)	(369)

EBITDA	$8,776	$15,393	$4,008	$10,922	$18,016	$3,745	$3,370	$5,201

(2)	Our net income and EBITDA were decreased or increased in the periods specified below as a result of the following items:

(a)	Decreased in 2003, 2004, 2005, pro forma 2005, three-month period ended March 31, 2005 and pro forma three-month period ended March 31, 2005 by $0.7 million, $0.8 million, $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively, for wages and other expenses paid in those periods to various family members of our owners while we were an S-corporation under Subchapter S of the Internal Revenue Code of 1986.

(b)	Increased in 2004, by a payment received from our insurance company in the amount of $0.2 million for the loss of equipment and revenue and the related expenses.

(c)	Decreased in 2005, by fees totaling $3.8 million related to legal, accounting, advisory and other expenses in connection with the Acquisition.

(d)	Decreased in 2005, pro forma 2005, pro forma three-month period ended March 31, 2005 and three-month period ended March 31, 2006 by $0.8 million, $1.5 million, $0.4 million and $0.4 million, respectively, for management fees paid to Fenway Partners.

(e)	Decreased in 2005 and pro forma 2005, by $0.4 million in both periods, related to severance fees paid to employees who left the company after the Acquisition.

(f)	Decreased in 2005 and pro forma 2005, by $2.5 million in both periods for bonuses paid to employees for achieving certain financial benchmarks in connection with the Acquisition.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. As a result, the trading price of our common stock could decline, and you might lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

We rely solely on owner-operators to provide transportation services to our customers, and our reliance on owner-operators, combined with the limited pool of available driver candidates, could limit our growth.

Our transportation services are provided to our customers through our owner-operators, who are responsible for paying for their own equipment, fuel, insurance and other operating costs. Our owner-operators provide all of the vans, straight trucks and tractors used in our business. Owner-operators make up a relatively small portion of the pool of all truck drivers in the United States. Thus, our continued reliance on owner-operators could limit our ability to grow. In addition, the following factors recently have combined to create a more difficult economic environment for owner-operators:

➢	high fuel prices;

➢	increases in insurance costs;

➢	increases in the prices of new and used vehicles; and

➢	a tightening of financing sources available to owner-operators for the acquisition of equipment.

In recent years, these factors have caused many owner-operators to join company-owned fleets or to exit the industry entirely. As a result of the smaller available pool of qualified owner-operators and increasing demand for drivers, the already strong competition among carriers for their services has intensified. Due to the difficult operating environment and intense competition, turnover among owner-operators in the trucking industry is high. In 2005, turnover among our owner-operators vehicles was approximately 79%. Additionally, our agreements with our owner-operators are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified owner-operators to replace those who have left our network. If we are unable to retain our existing owner-operators or recruit new owner-operators, our business and results of operations could be adversely affected.

In the event that the current operating environment for owner-operators worsens, we could be forced to increase our owner-operator compensation package in order to maintain or increase the size of our owner-operator network, which could adversely affect our results of operations to the extent our increased expenses are not offset by higher rates.

We operate in the highly competitive and fragmented freight industry, and our business may suffer if we are unable to adequately address factors that may adversely affect our revenue and expenses relative to our competitors.

Competition within the freight industry is intense. We compete in North America primarily with fully integrated carriers and smaller expedited ground transport providers. Our inability to compete successfully in our industry could cause us to lose customers or realize declines in the volume of our shipments. We believe our closest competitor is FedEx Custom Critical, a subsidiary of FedEx Corporation, a public company that has substantially greater resources than we do and a diversified range of services that may be more attractive to customers.

Risk factors

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include:

➢	our competition with other expedited ground transport providers of varying sizes and, to a lesser extent, standard ground transport providers, some of which have more equipment, broader coverage networks, wider ranges of services, and greater capital resources than we do;

➢	the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages related to size with whom we may have difficulty competing; and

➢	the intense competition attracting and retaining qualified owner-operators from the available pool of drivers may require us to increase owner-operator compensation or take other measures to remain an attractive option for owner-operators.

Business cycles of our customers and the seasonality of the industries we serve can adversely affect our operations.

We have a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by those customers may fluctuate significantly and possibly decrease and our operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause our quarterly operating results to fall below the expectations of public market analysts or stockholders. In this event, the trading price of our common stock may fall significantly. In addition, our results of operations are typically lower for the quarter ended March 31 relative to our other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to more capacity in the non-expedited market and, in turn, less demand for expedited shipping. We would expect our results of operations to suffer if any such period was extended or if demand did not return to pre-holiday levels for any other reason.

Our business could be hurt by economic downturn.

Our business is affected by a number of economic factors, including the level of economic activity in the geographic markets in which we operate. A decline in economic activity in the United States could materially affect our financial condition and results of operations. The demand for expedited shipping correlates with the overall level of domestic spending in the United States, which in turn is influenced by factors such as interest rates, inflation, consumers’ spending habits, employment rates and other macroeconomic factors over which we have no control. Any decline in economic activity could be expected to result in a decline in production by our customers, and a corresponding reduction in demand for our services and surplus capacity of expedited services, which would result in a decrease in our revenues and profitability.

Supply constraints or fluctuations in the price of fuel, changes to fuel taxes and our ability to collect fuel surcharges may affect our network utilization and our ability to retain or recruit owner-operators.

The price of fuel is directly influenced by the price of crude oil and, to a lesser extent, by refining capacity relative to demand, both of which are influenced by a wide variety of macroeconomic and

Risk factors

geopolitical events completely beyond our control. Additionally, hostilities in the Middle East, terrorist attacks in the U.S. and abroad and natural disasters could cause significant disruptions in the supply of crude oil. If there is a sustained shortage in the supply of fuel leading to scarce availability, our owner-operators may have difficulty keeping their vehicles fueled, and our utilization rates and level of service could be materially harmed. Our owner-operators bear the costs of operating their vehicles, including the cost of fuel and fuel taxes, though we pass 100% of fuel surcharges paid by our customers on to our owner-operators.

From time to time, various legislative proposals are introduced to increase federal, state or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any increase in such taxes applicable to the transportation services industry will be enacted, and, if enacted, whether or not we would be able to pass the increase on to our customers. Any such increase in fuel taxes that is borne by our owner-operators could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. In addition, our owner-operators could seek higher compensation from us or our customers could seek price concessions, any of which could materially and adversely affect our results of operations. Moreover, competition from other expedited transport providers, particularly those that provide non-trucking modes of transportation, would likely increase if state or federal taxes on motor vehicle fuel were to increase without a corresponding increase in taxes imposed upon other modes of transportation.

If we are unable to maintain the high level of service we provide to our customers, we may experience damage to our reputation and a resulting loss of business.

Our reputation is based on the level of personalized customer service that we provide, tailored to our customers’ expedited shipping needs, and we compete with other expedited transportation providers based on our reliability, speed, security, visibility and personalized service. Our customers, in turn, pay a premium for this level of service. If this level of service deteriorates, if we are prevented from delivering on our promises of timeliness, reliability and security, or if we are unable to attract and retain the professional customer service staff that our business model demands, our business may suffer.

A determination by regulators that our owner-operators are employees could expose us to various liabilities and additional costs.

From time to time, tax and other regulatory authorities have sought to assert that independent contractors in the trucking industry, such as our owner-operators, are employees rather than independent contractors. There can be no assurance that these interpretations and tax laws that consider these persons independent contractors will not change or that these authorities will not successfully assert this position. If our owner-operators are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. Our business model relies on the fact that our owner-operators are not employees, and exposure to any of the increased costs described above would have a material adverse effect on our business and operating results.

We may not be able to identify, make and successfully integrate acquisitions, which could have an adverse effect on our growth and results of operations.

Although our business and our customer base have been built through organic growth, we may consider acquiring businesses in the future that would allow us to expand our service offerings or increase our presence in various markets or geographies. We do not have any experience making significant acquisitions, and realize that integrating any newly acquired businesses, technologies or services could be expensive and time consuming, could require substantial management, financial and other resources and

Risk factors

may pose risks with respect to customer service and market share. We cannot predict whether we will be able to identify suitable acquisition candidates or acquire them on reasonable terms or at all, and a failure to do so could limit our ability to expand our business. If we are unable to successfully integrate any business that we may acquire in the future, we could experience difficulties with customers, personnel or others, and our acquisitions might not enhance our competitive position, business or financial prospects. If we make future acquisitions, we may issue shares of capital stock that dilute other stockholders, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our profitability and cause our stock price to decline.

If we fail to develop, implement and integrate information technology systems or upgrade or replace our information technology systems our business may be seriously harmed.

Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the internet infrastructure that have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security and other back-up measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and prevent us from delivering promised service levels to our customers and cause material harm to our reputation, which may result in loss of business. In addition, the failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our customers electronically through our website could significantly disrupt our operations, prevent customers from placing orders or cause us to lose customers. If our information technology systems are unable to manage additional volume for our operations as our business grows, our service levels and operating efficiency could decline. If we fail to hire and retain qualified personnel to implement, maintain and protect our information technology systems, or if we fail to upgrade our systems to meet demands of our customers, our business could be seriously harmed.

We may be adversely affected if we are unable to maintain all licenses necessary for our information technology platform or if we are found to have infringed on someone else’s intellectual property.

We license a variety of software that is used in our information technology system. As a result, the success and functionality of our information technology is dependent upon our ability to continue to license the software platforms upon which it is built. There can be no assurances that we will be able to maintain these licenses or replace the functionality provided by this software on commercially reasonable terms or at all. Additionally, while we are not aware of any infringement and we believe that we have all necessary licenses to implement our system, we could be subject to claims of infringement in the future. The failure to maintain these licenses or any significant delay in the replacement or interference in our use of this software could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated industry and increased costs of compliance with, liability for violation of, or changes in, existing or future regulations could have a material adverse effect on our business.

The U.S. Federal Motor Carrier Safety Administration, or FMCSA, and various state and local agencies have broad powers to regulate our business, including such activities as authorization to engage in motor carrier operations, safety oversight and insurance requirements. Our owner-operators must comply with the safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment and product handling requirements.

Risk factors

Our owner-operators’ failure to comply with these requirements could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. In addition, the FMCSA hours-of-service regulations were revised in October 2005 to address driver health concerns. The only significant change affecting our operations is the new requirement that at least one of the two periods of a recognized sleeper berth break be at least eight consecutive hours. Previously, a driver could accumulate the required ten-hour sleeper berth break in two separate periods as long as each period was at least two hours and the two periods combined equaled ten hours. Requiring a minimum eight consecutive hour sleeper berth break will possibly result in a decline in miles per truck because, under the new rule, drivers will no longer have the flexibility to take a shorter sleeper berth break of less than eight hours while waiting to load or unload at a customer facility.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will incur significant legal, accounting and other costs and expenses that we might not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The Nasdaq National Market, or the Nasdaq rules promulgated in response to the Sarbanes-Oxley Act, regulate corporate governance and other practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, under Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2007, we will be required to document and test our internal control procedures, our management must include a report on its assessment of the operating effectiveness of our internal controls over financial reporting in our annual reports on Form 10-K and our independent registered public accounting firm must report on management’s assessment and the operating effectiveness of our internal controls over financial reporting. If we are unable to conclude that our disclosure controls and procedures and internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting in future years, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation and investor perception of us.

We are subject to claims arising from our operations, and a material increase in the frequency of accidents, cargo damage or other claims or unfavorable resolutions of claims could materially adversely affect our results of operations or profitability, or both.

We self-insure for amounts up to $750,000 per event for claims related to vehicle liability, cargo damage, and other general liabilities. Because we do not have commercial insurance coverage for amounts below this threshold, a significant or unexpected increase in the frequency of traffic accidents, cargo damage or other claims involving our network could adversely affect our results of operations. In addition, significant increases in insurance costs as a result of these claims or otherwise could reduce our profitability.

If we are unable to retain our senior executive officers, our business and results of operations could be harmed.

We are highly dependent upon the services of our senior executive officers. The loss of the services of any of these individuals could have a material adverse effect on our operations and future profitability. We also need to continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. The market for qualified employees can be highly competitive, and we cannot assure you that we will be able to attract and retain the services of qualified executives, managers or other employees.

Risk factors

Our business may be harmed by terrorist attacks, war, risk of war and anti-terrorism measures.

In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may have costs associated with them, which we or our owner-operators could be forced to bear, or may otherwise reduce the productivity of our owner-operators. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our owner-operators, which could have a material adverse effect on our operating results. In addition, war, risk of war or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could affect our ability to raise capital.

From time to time we may transport hazardous or explosive materials, the potential handling or release of which could subject us to large fines, penalties or lawsuits.

We are subject to a broad range of federal, state and local environmental, health and safety laws and regulations, both criminal and civil, enforced by such agencies as the Pipeline and Hazardous Material Safety Administration, the Occupational Safety & Health Administration and the Environmental Protection Agency, including regulations governing discharges into the air and water, the handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to transport or to arrange for the transportation of substances defined as hazardous under applicable laws. As is the case with any such operations, if a release of hazardous substances occurs from our equipment or from the transporter, we may be required to participate in the remedy of, or otherwise bear liability for, such release or be subject to claims from third parties whose property or person is injured by the release. In addition, if we transport or arrange for the transportation of hazardous or explosive materials in violation of applicable laws or regulations, we may face civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas. In the event we are found to not be in compliance with applicable environmental, health and safety laws and regulations, we could be subject to large fines, penalties or lawsuits and face criminal liability. In addition, if any damage or injury occurs as a result of our transportation of hazardous, explosive or illegal materials, we may be subject to claims from third parties and bear liability for such damage or injury.

As a U.S. government contractor, we are subject to a number of procurement and other rules and regulations.

Services for government agencies accounted for approximately 2% of our revenue in 2005. To do business with government agencies, either directly as a contractor or indirectly as a subcontractor, we must comply with and are affected by many laws and regulations, including those relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

➢	require, in some cases, certification and disclosure of all cost and pricing data in connection with contract negotiations; and

➢	impose accounting rules that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts.

These laws and regulations affect how we do business with the U.S. government and, in some instances, impose added costs on our business. A violation of these laws and regulations could result in the imposition of fines and penalties or the termination of our contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or debarment as a government contractor.

Risk factors

RISKS RELATED TO OUR CAPITAL STRUCTURE

We are subject to restrictive debt covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

As of March 31, 2006, we had outstanding borrowings of $70.4 million under our senior secured credit facility. Our senior secured credit facility will not be fully paid down with the proceeds of this offering, and it imposes significant operating and financial restrictions that may restrict our ability to pursue our business strategies. These restrictions will prohibit or limit, among other things:

➢	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

➢	investments and acquisitions;

➢	disposition of assets and subsidiary interests;

➢	transactions with affiliates;

➢	the creation of liens on our assets;

➢	consolidations, mergers and transfers of all or substantially all of our assets; and

➢	our ability to change the nature of our business.

The terms of our senior secured credit facility include other restrictive covenants and prohibit us from prepaying our other indebtedness while indebtedness under the senior secured credit facility is outstanding. These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand downturns in our business or take advantage of business opportunities.

Our substantial indebtedness impacts our financing options and liquidity position.

We have a significant amount of debt. On a pro forma basis after giving effect to the transactions related to this offering as if they had occurred on             , our total outstanding debt, on a consolidated basis, would have been $             million. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our common stock, including:

➢	we may not be able to refinance our indebtedness on terms acceptable to us or at all;

➢	our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

➢	we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures; and

➢	our leverage may limit our flexibility to plan for and react to changes in our business or strategy.

RISKS RELATED TO THE OFFERING

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $              per share in net tangible book value of the common stock. See “Dilution.”

Risk factors

Our common stock price may be volatile and the price of our stock may go down.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock and it is possible that an active and liquid trading market will not develop or be sustained. The initial public offering price for our shares of common stock was negotiated among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a lawsuit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our common stock price may fluctuate in response to a number of events, including:

➢	our quarterly operating results;

➢	sales of our common stock by principal stockholders;

➢	the amount of dividends, if any, that we pay;

➢	future announcements concerning our business;

➢	the failure of securities analysts to cover our common stock and/or changes in financial estimates and recommendations by securities analysts;

➢	actions of competitors;

➢	changes in U.S. government and intrastate regulation;

➢	general market, economic and political conditions; and

➢	natural disasters, terrorist attacks and acts of war.

Future sales, or the possibility of future sales, of a substantial number of shares of our common stock may depress the price of the shares of our common stock.

Future sales or the availability for sale of a substantial number of shares of our common stock in the public market could adversely affect the prevailing market price of the shares of our common stock and could impair our ability to raise capital through future sales of our securities.

Upon the closing of this offering, there will be approximately              million shares of our common stock outstanding and, following the redemption of our preferred stock, no shares of preferred stock will be outstanding). All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining approximately              million shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option) will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, the existing equity investors and directors and the selling stockholders have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of UBS Securities LLC and Bear, Stearns & Co. Inc. for 180 days after the date of this prospectus. See “Underwriting.” Following the expiration of the applicable lock-up period, all of these shares of our common stock will be eligible for future sale, subject to the applicable limitations of Rule 144. In addition, our existing equity investors have certain registration rights with respect to the common stock that they will retain following this offering. See “Certain relationships and related party transactions—Stockholders Agreement” and “Shares eligible for future sale.”

Risk factors

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments. In addition, we may issue shares of our common stock or other securities pursuant to our 2006 Equity Incentive Plan.

Our organizational documents and Delaware law could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. These provisions include:

➢	the power of a majority of our board of directors to fix the number of directors;

➢	the inability of our stockholders to act by written consent;

➢	the inability of our stockholders to call or to request that our board of directors call a special meeting;

➢	the ability of our board of directors to designate and issue, without stockholder approval, one or more series of preferred stock upon such terms as the board of directors may determine; and

➢	a staggered board of directors.

Our incorporation under Delaware law and certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

Our existing equity investors will retain an aggregate of approximately         % of our common stock and will therefore have significant influence over our business and significant transactions.

Upon the completion of the transactions contemplated by this offering, our existing equity investors will collectively own approximately              % of our common stock, or approximately              % if the underwriters’ over-allotment option is exercised in full. We expect that affiliates of Fenway Partners, in particular, will own approximately              % of our common stock, or approximately              % if the over-allotment option is exercised in full, and will be our largest stockholder after the offering. As a result, affiliates of Fenway Partners will have a strong ability to influence our business, policies and affairs. Fenway Partners has designated seven members of our nine member board of directors, however, they will have no contractual rights to nominate any directors. We cannot assure you that the interests of Fenway Partners will be consistent with the interests of other holders of common stock. In addition, this concentration of ownership could have the effect of delaying or preventing a change in control, merger or tender offer, which would deprive you of an opportunity to receive a premium for your shares of common stock and may negatively affect the market price of our common stock. Moreover, Fenway Partners, either alone or along with other existing equity investors, could effectively receive a premium for transferring ownership to third parties that would not inure to your benefit.

Special note regarding forward-looking statements

This prospectus contains some forward-looking statements including, in particular, statements about our industry, plans, strategies and prospects. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, financial position or performance to be materially different from any future results, financial position or performance expressed or implied by such forward-looking statements. We have used the words “may,” “will,” “expect,” “anticipate,” “believe,” “forecast,” “estimate,” “plan,” “projected,” “intend” and similar expressions in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual results or those of our industry could differ materially from those contained in the forward-looking statements.

Our forward-looking statements are subject to risks and uncertainties, including:

➢	general economic and business trends;

➢	industry trends;

➢	increases in our leverage;

➢	competition and resulting pricing pressures;

➢	our ability to integrate acquired businesses;

➢	availability of qualified owner-operators and personnel;

➢	changes in, or our failure to comply with, government regulations;

➢	technological changes and product innovation;

➢	fuel availability and costs; and

➢	the risks and uncertainties described in this prospectus under “Risk factors.”

Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or the SEC, after the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $         million, after deducting the underwriting discounts and other estimated fees and expenses related to this offering payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

We expect to use the net proceeds from the offering received by us as follows:

Amount
(in thousands)
Repurchase of all outstanding shares of preferred stock (1)(2)	$23,224
Redemption of all outstanding 14% senior subordinated notes (including premium) (1)(3)	26,745
Repayment of amounts outstanding under senior secured credit facility (4)

Total uses	$

(1)	Amounts shown for the repurchase of the preferred stock and redemption of 14% senior subordinated notes are based on accrued dividends and interest as of March 31, 2006. Actual amounts will differ at the time of repurchase or redemption.

(2)	We intend to repurchase all of the outstanding shares of our preferred stock for a price equal to $1,000 per share plus all undeclared cumulative preferred dividends on such shares immediately following the completion of this offering. There are 21,223.82 shares of our preferred stock outstanding and, as of March 31, 2006, there were $2.2 million of undeclared cumulative preferred dividends on those shares.

(3)	As of March 31, 2006, Panther Transportation had $25.5 million aggregate principal amount of its 14% senior subordinated notes outstanding. The 14% senior subordinated notes mature on July 31, 2012 and are redeemable (i) up to or on January 11, 2007 at a redemption price of 105% of principal amount, plus accrued and unpaid interest; (ii) from January 12, 2007 up to or on January 11, 2008 at a redemption price of 102.5% of principal amount, plus accrued and unpaid interest; and (iii) on or after January 12, 2008 at a redemption price of 100% of principal amount, plus accrued and unpaid interest. The premium on the redemption of the 14% senior subordinated notes of approximately $1.3 million will be recorded in the statement of operations as interest expense in the period in which the redemption occurs. We expect to record this premium in the three-month period ended September 30, 2006.

(4)	We intend to use any remaining net proceeds from this offering, after application of the net proceeds as described above, to repay amounts outstanding under our revolving credit facility. Amounts borrowed under our senior secured credit facility have been used in the past twelve months for general working capital purposes and are expected to be used for a payment to Fenway Partners in connection with the termination of the management agreement. See “Certain relationships and related party transactions.” As of March 31, 2006, there was $1 million outstanding in respect of the revolving credit facility with a weighted average interest rate of 8.50% per annum.

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase or decrease in the amount used for repayment of amounts outstanding under our revolving credit facility.

Dividend policy

We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, and other factors our board of directors deems relevant. Since we are a holding company, substantially all of the assets on our consolidated balance sheet are held by Panther Transportation. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon the earnings and cash flow of Panther Transportation and the distribution and payment of such earnings and cash flows to us in the form of dividends or other distributions. Panther Transportation’s senior secured credit facility contains restrictions on its ability to pay dividends or make other distributions in respect of its common stock, including to us. See “Description of indebtedness.”

We have paid dividends of $5.5 million, $12.0 million and $11.0 million in the years ended December 31, 2005, 2004 and 2003, respectively.

Capitalization

The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of March 31, 2006:

➢	on an actual basis;

➢	on an as adjusted basis to give effect to the sale of the shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and the application of the proceeds therefrom as described under “Use of proceeds,” and to the write-off of approximately $2 million of deferred financing costs associated with the 14% senior subordinated notes, which are expected to be written off at the time of redemption.

	As of March 31, 2006
	Actual	As adjusted
	(unaudited)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$—	$

Senior secured credit facility	70,375
14% senior subordinated notes	25,490
Stockholders’ equity:
Common stock, $0.01 par value per share; 4,000,000 shares authorized; 3,025,791 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	30
Preferred stock, $.01 par value per share; 100,000 shares authorized; 21,224 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	21,385
Accumulated other comprehensive income	433
Retained deficit	(93)
Additional paid-in capital	34,862

Total stockholders’ equity	56,617

Total capitalization	$152,482	$

The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. This table excludes:

➢	391,373 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $14.76 per share, of which options to purchase shares were exercisable as of that date; and

➢	85,098 shares of our common stock available for future grant under our 2006 Equity Incentive Plan as of March 31, 2006.

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of March 31, 2006 was approximately $(108.0) million, or approximately $             per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities and cumulative dividends payable on our preferred stock, all divided by the number of shares of common stock outstanding as of March 31, 2006.

After giving effect to the sale of the             shares of common stock we are offering at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in net tangible book value of approximately $             per share to existing stockholders and an immediate dilution of approximately $             per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2006	$
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors	$

The following table summarizes, on an as adjusted basis as of March 31, 2006, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%		%	$
New investors		%		%	$

Total		100%		100%

If the underwriters exercise their over-allotment option in full, the following will occur:

➢	the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

➢	the as adjusted number of shares of our common stock held by new public investors will increase to , or approximately % of the total as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on shares outstanding as of March 31, 2006 and exclude:

➢	391,373 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $14.76 per share, of which options to purchase shares were exercisable as of that date; and

➢	85,098 shares of our common stock available for future grant under our 2006 Equity Incentive Plan as of March 31, 2006.

Selected consolidated financial data

Panther Expedited Services owns 100% of the shares of common stock of, and conducts all of its business through, Panther Transportation.

The following table sets forth selected consolidated financial data for the periods presented. The statement of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 is derived from the unaudited consolidated financial statements of Panther Transportation, and the balance sheet data as of December 31, 2003 is derived from the audited consolidated financial statements of Panther Transportation, none of which is included in this prospectus. The statement of operations data for the years ended December 31, 2003 and 2004 and for the period from January 1, 2005 to June 10, 2005 and the balance sheet data as of December 31, 2004 and as of June 10, 2005 is derived from the audited consolidated financial statements of Panther Transportation included elsewhere in this prospectus. The statement of operations data for the period from June 11, 2005 to December 31, 2005 and the balance sheet data as of December 31, 2005 is derived from the audited consolidated financial statements of Panther Expedited Services included elsewhere in this prospectus. The statement of operations data for the three-month period ended March 31, 2005 and the balance sheet data as of March 31, 2005 have been derived from the unaudited condensed consolidated financial statements of Panther Transportation, and the statement of operations data for the three-month period ended March 31, 2006 and the balance sheet data as of March 31, 2006 have been derived from the unaudited condensed consolidated financial statements of Panther Expedited Services. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

As a result of adjustments made in connection with the Acquisition, the results of operations for the periods beginning on and after June 11, 2005, or the Successor periods, are not comparable to periods prior to the Acquisition, or the Predecessor periods.

The historical results set forth below do not necessarily indicate results expected for future periods. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and the information contained in “Management’s discussion and analysis of financial condition and results of operations.”

Selected consolidated financial data

	Predecessor Year ended December 31,				Predecessor January 1, 2005- June 10, 2005	Successor June 11, 2005- December 31, 2005	Three-Month Period Ended March 31,

	2001	2002	2003	2004			Predecessor 2005	Successor 2006
	(unaudited)						(unaudited)
	(In thousands, except as otherwise noted)
Statement of Operations Data:
Revenues	$58,162	$84,846	$96,665	$132,139	$60,580	$96,151	$31,793	$37,930
Operating Expenses:
Purchased Transportation	40,290	57,283	66,240	91,017	41,926	66,214	21,987	25,644
Personnel and Related Benefits	10,520	11,869	12,283	14,354	6,138	12,120	3,473	4,014
Insurance and Claims	1,151	1,647	2,658	3,837	1,299	1,240	748	596
Depreciation	860	837	834	819	433	542	249	216
Amortization of Intangibles	—	—	—	—	—	4,447	—	1,906
Other Operating Expenses	4,307	5,513	6,693	7,305	4,098	5,741	1,875	2,475

Operating Income	1,034	7,697	7,957	14,807	6,686	5,847	3,461	3,079
Interest Expense	623	442	369	393	261	2,910	133	4,043
Other Expenses (Income)	—	—	15	233	(35)	(86)	(35)	—
Sellers’ Transaction Costs	—	—	—	—	3,146	—	—	—

Income (Loss) before Taxes	411	7,255	7,573	14,181	3,314	3,023	3,363	(964)
Income Tax Provision (Benefit)	—	—	—	—	—	(643)	—	(369)

Net Income	$411	$7,255	$7,573	$14,181	$3,314	$3,666	$3,363	$(595)
Less Undeclared Cumulative Preferred Dividends	—	—	—	—	—	(4,288)	—	(995)

Net Income Available to Common Stockholders	$411	$7,255	$7,573	$14,181	$3,314	$(622)	$3,363	$(1,590)

Earnings Per Share Available to Common Shareholders:
Basic (actual)	$40.70	$718.27	$749.81	$1,404.03	$328.13	$(0.23)	$332.99	$(0.53)
Diluted (actual)	$40.70	$718.27	$749.81	$1,404.03	$328.13	$(0.23)	$332.99	$(0.53)
Average Number of Shares:
Basic	10,100	10,100	10,100	10,100	10,100	2,700,000	10,100	2,989,592
Diluted	10,100	10,100	10,100	10,100	10,100	2,700,000	10,100	2,989,592

Other Financial Data:
EBITDA(1)	$1,894	$8,534	$8,776	$15,393	$4,008	$10,922	$3,745	$5,201
Capital Expenditures	296	669	300	1,275	324	393	90	48
Cash Flow Provided by Operating Activities	—	—	6,635	13,335	5,095	3,003	4,479	3,466
Cash Flow Used In Investing Activities	—	—	(300)	(1,242)	(286)	(131,471)	(90)	(980)
Cash Flow Provided by/(used in) Financing Activities	—	—	(6,335)	(12,093)	(4,074)	129,737	(3,196)	(4,490)

Other Operating Data:
Average Number of Owner-Operator Vehicles (actual)	593	692	830	1,009	—	—	1,142	1,317
Revenue per Average Number of Owner-Operator Vehicles	$98	$123	$117	$131	—	—	$28	$29
Revenue per Loaded Mile (actual)	1.84	1.91	1.82	1.79	—	—	1.74	1.80
Revenue per Bill (actual)	688	723	754	859	—	—	799	882
Average Length of Haul (actual miles)	374	378	414	480	—	—	458	491
Average Number of Employees (actual)	203	198	219	250	—	—	269	281

Balance Sheet Data:
Cash and Cash Equivalents	—	—	—	—	735	2,004	1,193	—
Working Capital, Net	2,573	5,573	1,999	5,458	7,414	15,075	7,347	12,448
Goodwill	—	—	—	—	—	72,035	—	72,967
Intangibles, Net	—	—	—	—	—	88,213	—	86,307
P&E	4,378	4,210	3,663	5,059	4,943	4,732	4,901	4,565
Total Assets	15,987	17,280	21,713	25,988	29,193	196,456	27,366	197,077
Total Debt	8,831	4,488	9,155	10,231	11,678	57,350	8,236	95,865
Preferred Stock	—	—	—	—	—	63,000	—	21,385
Total Stockholders’ Equity	3,206	6,812	3,383	5,601	6,676	94,181	7,764	56,617

Selected consolidated financial data

(1)	EBITDA represents net earnings before interest expense, income tax provision (benefit), depreciation of property and equipment and amortization of intangibles. We believe EBITDA is useful to investors in evaluating our operating performance compared to other companies in our industry. In addition, our management uses EBITDA to evaluate our operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures by other companies.

The following is a reconciliation of net income to EBITDA:

	Predecessor Year ended December 31,				Predecessor January 1, 2005- June 10, 2005	Successor June 11, 2005- December 31, 2005	Three-Month Period Ended March 31,

	2001	2002	2003	2004			Predecessor 2005	Successor 2006
	(unaudited)						(unaudited)
	(In thousands, except as otherwise noted)
Net Income (Loss)	$411	$7,255	$7,573	$14,181	$3,314	$3,666	$3,363	$(595)
Plus Depreciation	860	837	834	819	433	542	249	216
Plus Amortization of Intangibles	—	—	—	—	—	4,447	—	1,906
Plus Interest Expense	623	442	369	393	261	2,910	133	4,043
Income Tax Provision (Benefit)	—	—	—	—	—	(643)	—	(369)

EBITDA	$1,894	$8,534	$8,776	$15,393	$4,008	$10,922	$3,745	$5,201

Unaudited pro forma consolidated financial data

The following unaudited pro forma consolidated financial data reflects our historical results as adjusted to give pro forma effect to the Acquisition and the Refinancing. The Acquisition and Refinancing adjustments are described in the notes to the unaudited pro forma financial data.

We accounted for the Acquisition in the unaudited pro forma financial data using the purchase method of accounting in accordance with the Statement of Financial Accounting Standards No. 141, “Business Combinations.” For purposes of developing the unaudited pro forma financial data, we have allocated the purchase price based on a third-party consultant’s and management’s estimates of the fair value of the assets acquired and liabilities assumed.

The unaudited pro forma balance sheet reflects the refinancing, which occurred on January 11, 2006 and included additional borrowings under our amended credit facility of $12.6 million, the issuance of $25.1 million of 14% senior subordinated notes, the issuance of 2,239 shares of preferred stock for $2.4 million, the issuance of 325,791 shares of common stock for $7.5 million, the repayment of outstanding debt and the repurchase of 44,015 shares of outstanding preferred stock for $47.2 million (the “Refinancing”), as if it had occurred on January 1, 2006 (including $2.2 million of undeclared cumulative preferred dividends). The pro forma balance sheet also gives effect to the final property and equipment valuation obtained in June 2006.

The unaudited pro forma statement of operations for the year ended December 31, 2005 and the three-month period ended March 31, 2005 reflect the Acquisition and the Refinancing as if each occurred as of January 1, 2005. The Acquisition occurred on June 11, 2005, for consideration of $151.1 million, whereby Panther Expedited Services, Inc., through a wholly owned acquisition subsidiary, purchased all of the shares of Panther II Transportation, Inc., other than a portion of the shares held by a trust for which our chairman and chief executive officer serves as trustee. Immediately upon the completion of the Acquisition, the acquisition subsidiary was merged with and into Panther II Transportation, with Panther II Transportation continuing as the surviving corporation and a wholly owned subsidiary of Panther Expedited Services, Inc.

The unaudited pro forma financial data has been prepared in accordance with the rules and regulations of the SEC and is provided for comparison and analysis purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition and Refinancing actually been consummated on the dates indicated and do not purport to be indicative of results of operations during any future period. The unaudited pro forma financial data and accompanying notes should be read in conjunction with the financial statements and other financial information presented elsewhere in this prospectus, including “Selected historical financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

Unaudited pro forma consolidated financial data

Unaudited Pro Forma Balance Sheet as of March 31, 2006

(in thousands, except share data)

	March 31, 2006	Pro Forma Adjustments		Pro Forma March 31, 2006
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—		$—
Accounts receivable—trade, net	23,008	—		23,008
Income taxes receivable	1,555	—		1,555
Deferred tax assets	274	—		274
Advances to owner operators	1,702	—		1,702
Prepaid expenses and other current assets	920	—		920

Total current assets	27,459	—		27,459

PROPERTY AND EQUIPMENT, NET	4,565	(779	)(2)	3,786
OTHER ASSETS
Goodwill	72,967	830	(2)	73,797
Intangibles, net	86,307	—		86,307
Deferred financing costs and other	5,779	—		5,779

Total other assets	165,053	830		165,883

TOTAL ASSETS	$197,077	$51		$197,128

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Line of credit	1,000	—		1,000
Accounts payable	7,179	—		7,179
Current maturities of long-term debt	2,625	—		2,625
Accrued expenses	2,496	2,216	(3)	4,712
Other current liabilities	1,711	—		1,711

Total current liabilities	15,011	2,216		17,227

LONG-TERM LIABILITIES
Deferred tax liability	33,209	—		33,209
Long-term debt	92,240	—		92,240

Total long term liabilities	125,449	—		125,449

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 4,000,000 shares authorized, 3,025,791 shares issued and outstanding	30	—		30
Preferred stock, $.01 par value, 100,000 shares authorized, 21,224 shares issued and outstanding	21,385	—		21,385
Additional paid-in capital	34,862	—		34,862
Accumulated other comprehensive income	433	—		433
Retained deficit	(93)	(2,165	)(2)(3)	(2,258)

Total stockholders’ equity	56,617	(2,165)		54,452

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$197,077	$51		$197,128

Unaudited pro forma consolidated financial data

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2005

(in thousands, except share data)

	Predecessor Jan. 1, 2005 - June 10, 2005	Successor June 11, 2005 – Dec. 31, 2005	Combined Year Ended December 31, 2005	Acquisition Pro Forma Adjustments(1)		Acquisition Pro Forma for the Year Ended Dec. 31, 2005	Refinancing Pro Forma Adjustments		Pro Forma for the Year Ended Dec. 31, 2005
Income Statement Data:
Revenues	$60,580	$96,151	$156,731	$—		$156,731	$ —		$156,731
Purchased Transportation	41,926	66,214	108,140	—		108,140	—		108,140
Personnel and Related Benefits	6,138	12,120	18,258	—		18,258	—		18,258
Insurance and Claims	1,299	1,240	2,539	—		2,539	—		2,539
Depreciation	433	542	975	(203	)(2)	772	—		772
Amortization of Intangibles	—	4,447	4,447	3,177	(5)	7,624	—		7,624
Other Operating Expenses	4,098	5,741	9,839	60	(4,6)	9,899	—		9,899

Operating Income (Expense)	6,686	5,847	12,533	(3,034)		9,499	—		9,499
Interest Expense	261	2,910	3,171	1,839	(7)	5,010	5,348	(9)	10,358
Other Expense/(Income)	3,111	(86)	3,025	(3,146	)(4)	(121)	—		(121)

Income/(Loss) Before Taxes	3,314	3,023	6,337	(1,727)		4,610	(5,348)		(738)
Provision for Income Taxes	—	(643)	(643)	2,395	(8)	1,752	(2,032	)(8)	(280)

Net Income/(Loss)	$3,314	$3,666	$6,980	$(4,122)		$2,858	(3,316)		(458)

Undeclared Cumulative Preferred Dividends	—	(4,288)	(4,288)	(3,650	)(10)	(7,938)	4,793	(10)	(3,145)

Net Income (Loss) Available to Common Stockholders	$3,314	$(622)	$2,692	$(7,772)		$(5,080)	$1,477		$(3,603)

Earnings Per Share:
Basic									$(1.19)
Diluted									$(1.19)
Average Number of Shares:
Basic									3,025,791	(11)
Diluted									3,025,791	(11)

See notes to unaudited pro forma consolidated statement of operations.

Unaudited pro forma consolidated financial data

Unaudited Pro Forma Statement of Operations for Three-Month Period Ended March 31, 2005

(in thousands, except share data)

	Three-Month Period Ended March 31, 2005	Acquisition Pro Forma Adjustments		Acquisition Pro Forma for the Three-Month Period Ended March 31, 2005	Refinancing Pro Forma Adjustments		Pro Forma for the Three-Month Period Ended March 31, 2005
Statement of Operations Data:
Revenues	$31,793	$—		$31,793	$—		$31,793
Purchased Transportation	21,987	—		21,987	—		21,987
Personnel and Related Benefits	3,473	—		3,473	—		3,473
Insurance and Claims	748	—		748	—		748
Depreciation	249	(56	)(2)	193	—		193
Amortization of Intangibles	—	1,906	(5)	1,906	—		1,906
Other Operating Expenses	1,875	375	(6)	2,250	—		2,250

Operating Income (Expense)	3,461	(2,225)		1,236	—		1,236
Interest Expense	133	1,090	(7)	1,223	1,365	(9)	2,588
Other Expense/(Income)	(35)	—		(35)	—		(35)

Income/(Loss) Before Taxes	3,363	(3,315)		48	(1,365)		(1,317)

Provision for Income Taxes	—	(18	)(8)	18	(519	)(8)	(501)

Net Income/(Loss)	3,363	(3,333)		30	(846)		(816)

Less Undeclared Cumulative Preferred Dividends	—	(1,892)		(1,892)	1,148		(744)

Net Income (Loss) Available to Common Stockholders	$3,363	$(5,225)		$(1,862)	$302		$(1,560)

Earnings Per Share:
Basic							$(0.52)
Diluted							$(0.52)
Average Number of Shares:
Basic							3,025,791	(11)
Diluted							3,025,791	(11)

Notes to Unaudited Pro Forma Consolidated Financial Data

(1)	The combined year ended December 31, 2005 represents the mathematical addition of the Predecessor period January 1, 2005 to June 10, 2005 and the Successor period June 11, 2005 to December 31, 2005.

(2)	Reflects the change in the property and equipment balance based on the fair market value of acquired assets, calculated as follows:

Fair Market Value less than Book Value	$(830)
Depreciation adjustment based on fair market value	51

Net adjustments to property and equipment	$(779)

(3)	Represents an accrual for undeclared cumulative preferred stock dividends as of March 31, 2006.

(4)	Reflects an adjustment to eliminate $3,753 of seller transaction expenses related to the Acquisition in the year ended December 31, 2005.

Unaudited pro forma consolidated financial data

(5)	Reflects an adjustment to increase the amortization of identifiable intangible assets, which is calculated as follows:

	Three-Month Period Ended March 31, 2005	Fiscal Year Ended December 31, 2005
Total pro forma amortization of finite-lived intangible assets	$1,906	$7,624
Less: historical amortization of finite-lived intangible assets	—	(4,447)

Net adjustment to amortization expense	$1,906	$3,177

As required under purchase accounting, the allocation of purchase price for the Acquisition resulted in the identification of intangible assets recorded at fair value in accordance with generally accepted accounting principles. The finite-lived intangible assets are subsequently amortized over their useful lives.

(6)	Reflects an estimated increase in management fees pursuant to the new management advisory agreements entered into with Fenway Partners at the time of the Acquisition, as follows:

	Three-Month Period Ended March 31, 2005	Fiscal Year Ended December 31, 2005
Total pro forma management advisory fees	$375	$1,500
Less: historical management advisory fee	—	(833)

Net adjustment to management advisory fee	$375	$667

(7)	Reflects the change in interest expense as a result of the new financing arrangements to be entered into in connection with the Acquisition, which is calculated as follows:

	Three-Month Period Ended March 31, 2005	Fiscal Year Ended December 31, 2005
Total cash interest from the debt requirements of the Acquisition	$1,136	$4,663
Amortization of deferred financing costs	87	347

Total pro forma interest expense(a)	1,223	5,010
Less: historical interest expense(b)	(133)	(3,171)

Net adjustment to interest expense	$1,090	$1,839

(a)	Represents pro forma interest expense for the fiscal year ended December 31, 2005 and the three-month period ended March 31, 2005 calculated using assumed interest rates on (i) $52 million and $8 million in term loans under our senior secured credit facility and (ii) an assumed average amount of revolving loans that would have been outstanding on our senior secured credit facility. Each quarter point change in interest rates would result in a $0.2 million change in annual interest expense on the debt, assuming $0 were drawn on the new revolving loans.

(b)	Historical interest expense includes the amortization of deferred costs related to the existing debt.

(8)	Reflects an adjustment to present income tax expense at an estimated tax rate of 38% for each of the periods presented.

Unaudited pro forma consolidated financial data

(9)	Reflects the change in interest expense as a result of the Refinancing, which is calculated as follows:

	Three-Month Period Ended March 31, 2005	Fiscal Year Ended Dec. 31, 2005
Total cash interest from the debt requirements of the Refinancing	$2,397	$9,596
Amortization of deferred financing costs	191	762

Total pro forma interest expense (a)	2,588	10,358
Less: Pro forma interest in connection with the Acquisition (6)(a)	(1,223)	(5,010)

Net adjustment to interest expense	$1,365	$5,348

(a)	Represents pro forma interest expense for the fiscal year ended December 31, 2005 and the three-month period ended March 31, 2005 calculated using an actual rate for the 14% senior subordinated notes and assumed interest rates on

(i)	$70 million in term loans under our senior secured credit facility;

(ii)	an assumed average amount of revolving loans that would have been outstanding on our senior secured credit facility.

Each quarter point change in interest rates would result in a $0.2 million change in annual interest expense on the debt, assuming $0 were drawn on the new revolving loans.

(10)	Represents an adjustment to present undeclared cumulative preferred stock dividends from January 1, 2005 not reflected in the June 11, 2005 - December 31, 2005 Successor column.

(11)	Number of shares include only those shares of common stock whose proceeds are being reflected in the pro forma adjustments used for the redemption of preferred stock and the repayment of debt.

Management’s dis cussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with “Selected financial data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk factors” and elsewhere in this prospectus. See “Special note regarding forward-looking statements” and “Risk factors.”

OVERVIEW

We provide single-source solutions for time-critical shipments, and offer direct service to and from customer locations in the continental United States, Canada and Mexico. During 2005, we served a broad base of over 5,800 customers, including a diverse group of Fortune 500 companies with whom we have long-standing relationships. Approximately 90% of our revenues are derived from time-critical expedited transportation of dry freight. The balance of our revenues are generated from our rapidly growing Elite Services, which involve highly specialized solutions and customized handling for the federal government and other customers. Our network of over 1,300 cargo vans, straight trucks and tractor trailers are 100% owner-operated and exclusively contracted to us. Unlike traditional owner-operator business models, over 75% of our network is comprised of straight trucks and cargo vans, which require no trailers. Since we are a holding company, substantially all of the assets on our consolidated balance sheet are held by Panther Transportation. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon the earnings and cash flow of Panther Transportation and the distribution and payment of such earnings and cash flows to us in the form of dividends or other distributions.

Revenue and expenses

Revenues. We generate substantially all of our revenues through fees charged to customers for the expedited transportation of ground freight, which we refer to as ground revenue. Ground revenue is generated upon completion of freight delivery. During 2005, we served a broad base of over 5,800 customers and completed over 177,000 shipments. We have negotiated per-mile rates with each of these customers that cover specific equipment types, distances and cargo amounts. We also negotiate fuel surcharges with our customers that we pass along to our owner-operators. Fuel surcharges passed on to our owner-operators are not included in revenues. Other revenues primarily consist of brokerage fees, air charter fees and other miscellaneous revenues.

Purchased Transportation. Purchased transportation represents the amount we pay our owner-operators or other third-party capacity providers to haul freight and does not include fuel surcharges. We pay our owner-operators on a per loaded mile basis for their services and the amount of fuel surcharge we collect from our customers. Purchased transportation for brokerage services is based on a negotiated rate for each load hauled. Purchased transportation is the largest component of our operating costs. This expense has remained at a relatively constant rate of 68% to 70% of revenues since 2001. We record the cost of purchased transportation and services in a manner that is consistent with revenue recognition.

Personnel and Related Benefits. Personnel and related benefits represent primarily the wages, benefits and payroll taxes of our workforce. As of March 31, 2006, our workforce consisted of 257 full-time employees, 33 temporary workers and two full-time consultants.

Management’s discussion and analysis of financial condition and results of operations

Insurance and Claims. Insurance and claims represent our insurance premiums and the accruals we make for claims within our self-insured retention amounts. Our insurance premiums are generally calculated based on the size of our network. We also may make accruals for personal injury and property damage to third parties if we experience a claim in excess of our coverage.

Depreciation and Amortization. Depreciation and amortization relates primarily to the amortization of our finite-lived intangible assets and depreciation of our property and equipment. As a result of the Acquisition, a portion of the purchase price was allocated to our intangible assets based upon their fair market values. The finite-lived intangible assets, which include our proprietary information systems platform and our customer relationships, are amortized using a straight-line method over an estimated useful life of seven years and 18 years, respectively. We depreciate our property and equipment using a straight-line method over an estimated useful life of ten years for our telecommunications equipment, trailers and leasehold improvements and three to ten years for all other assets.

Other Operating Expenses. Other operating expenses include the cost of equipment leases and maintenance, rent, telecommunications expenses and other general and administrative expenses.

Impact of the Acquisition

On June 10, 2005, Panther Expedited Services, formerly known as PTHR Holdings, Inc., a newly formed company affiliated with investment funds managed by Fenway Partners, purchased all of the shares of Panther Transportation through an acquisition subsidiary, other than a portion of the shares held by a trust of which our chief executive officer serves as trustee, or the Sokolowski Trust. Immediately upon the completion of the Acquisition, pursuant to an agreement of merger, the acquisition subsidiary was merged with and into Panther Transportation, with Panther Transportation continuing as the surviving corporation and a wholly owned subsidiary of Panther Expedited Services. In connection with the Acquisition, the Sokolowski Trust contributed all of its remaining shares in Panther Transportation to Panther Expedited Services in exchange for shares of common stock and preferred stock of Panther Expedited Services.

As a result of the Acquisition and related transactions, our assets and liabilities were preliminarily adjusted to their estimated fair values as of June 10, 2005. The Predecessor period includes Acquisition-related charges, principally sellers’ expenses, such as professional fees, debt extinguishment charges for debt redemption premiums and the write-off of deferred debt issuance costs on debt retired as a result of the Acquisition and refinancing. The Successor periods reflect increased interest expense and the amortization of finite-lived intangible assets such as our proprietary information systems and customer relationships. Accordingly, the results of our operations for the Predecessor periods and Successor periods are not comparable.

For discussion purposes only, our year ended December 31, 2005 results discussed below represent the mathematical addition of the historical results for the Predecessor period from January 1, 2005 through June 10, 2005 and the Successor period from June 11, 2005 to December 31, 2005. This approach is not consistent with U.S. GAAP and yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the Acquisition date. However, we believe that it is the most meaningful way to comment on the results of operations.

We operated as an S-Corporation under Subchapter S of the Internal Revenue Code of 1986 until June 8, 2005. Accordingly, our earnings prior to such time have generally been taxed for federal and state income tax purposes to our stockholders rather than to us. We have paid dividends of $5,520, $11,963 and $11,002 in the years ended December 31, 2005, 2004 and 2003, respectively.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

Revenue Recognition. We recognize revenue as earned on the date of completion of freight delivery.

Estimated Cost of Self-Insurance Claims. We are generally self-insured for losses and liabilities related primarily to vehicle liability and general liability claims. We utilize commercial insurance as a risk mitigation strategy with respect to catastrophic losses. Our retention for liability is $750,000 per event. Ultimate losses are accrued based on estimates of the aggregate liability for claims incurred using assumptions followed in the insurance industry. The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total costs of claims at December 31, 2005 were determined by external consulting actuaries. The resulting accruals are reviewed by management, and any adjustments arising from changes in estimates are reflected in income currently. We have not had any material adjustments as a result of differences between these estimates and actual results in the periods presented. The self-insurance accruals are based on estimates, and while we believe that the amounts accrued are adequate, the ultimate claims may be in excess of or less than the amounts provided. We do not have any current expectations as to future changes in the estimates used to determine our self-insurance accruals. A 1% increase (decrease) in our self-insurance accrual for the three-month period ended March 31, 2006 and the year ended December 31, 2005 would not result in a material increase (decrease) in net income for such periods.

Allowance for Doubtful Accounts. We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our estimate is based on historical collection experience and a review of the current status of trade accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have not had any material adjustments as a result of differences between our estimates of uncollectible accounts and actual results in the periods presented. We do not have any current expectations as to future changes in these estimates. A 1% increase (decrease) in our allowance for doubtful accounts for the three-month period ended March 31, 2006 and the year ended December 31, 2005 would not result in a material increase (decrease) in net income for such periods.

Goodwill and Other Intangible Assets with Indefinite Lives. We review goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more frequently if events or circumstances change that may impair the value of these assets, in accordance with SFAS No. 142, “Goodwill and other Intangible Assets.” The impairment test is conducted using a fair-value based approach. As we do not have a market for our equity prior to the offering, we perform the annual impairment analysis using a discounted cash flow model at an estimated weighted average cost of capital.

Long-Lived Assets with Depreciable or Amortizable Lives. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Depreciation on assets held for sale is discontinued and such assets are reported at the lower of the carrying amount or fair value less costs to sell.

RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2006 vs. Three-Month Period Ended March 31, 2005

Revenues. Total revenues increased by $6.1 million, or 19.3%, to $37.9 million in the three-month period ended March 31, 2006 from $31.8 million in the three-month period ended March 31, 2005. The

Management’s discussion and analysis of financial condition and results of operations increase in total revenues was primarily the result of an 8.1% increase in customer shipments. Average length of haul increased 7.1% to 491 miles per load in the three-month period ended March 31, 2006 from 458 miles per load in the three-month period ended March 31, 2005, and average revenue per mile increased 3.1% to $1.80 per mile for the three-month period ended March 31, 2006 from $1.74 per mile for the three-month period ended March 31, 2005. Supporting our revenue growth, the average size of our network increased by 175 units, or 15.4% to 1,317 power units for the three-month period ended March 31, 2006 from 1,142 power units for the three-month period ended March 31, 2005.

Purchased Transportation. Purchased transportation costs increased by $3.7 million, or 16.6%, to $25.6 million in the three-month period ended March 31, 2006 from $22.0 million in the three-month period ended March 31, 2005. The increase is primarily the result of an increase in the number of customer shipments. Purchased transportation was 67.6% of total revenue in the three-month period ended March 31, 2006, compared to 69.2% of total revenue in the three-month period ended March 31, 2005. The decrease in purchased transportation as a percentage of total revenue was primarily attributable to price increases for our services, better utilization of the network and an increase in the percentage of revenue generated through our higher margin Elite Services.

Personnel and Related Benefits. Personnel and related benefits increased by $0.5 million, or 15.6%, to $4.0 million in the three-month period ended March 31, 2006 from $3.5 million in the three-month period ended March 31, 2005. The increase is the result of our larger workforce and merit pay increases to our employees. The average number of full-time equivalent personnel increased 4.5% to 281 in the three-month period ended March 31, 2006 from 269 in the three-month period ended March 31, 2005. Personnel and related benefits were 10.6% of total revenue in the three-month period ended March 31, 2006, compared to 10.9% of total revenue in the three-month period ended March 31, 2005.

Insurance and Claims. Insurance and claims decreased by $0.1 million, or 20.3%, to $0.6 million in the three-month period ended March 31, 2006 from $0.7 million in the three-month period ended March 31, 2005. The decrease is primarily the result of a decrease in the frequency and severity of claims in the three-month period ended March 31, 2006, and a decrease in our insurance premiums negotiated in September of 2005 that is partially offset by an increase in our network size, a primary factor in determining our insurance premiums. Insurance and claims were 1.6% of total revenue in the three-month period ended March 31, 2006, compared to 2.4% of total revenue in the three-month period ended March 31, 2005.

Depreciation and Amortization. Depreciation and amortization expenses increased by $1.9 million to $2.1 million in the three-month period ended March 31, 2006 from $0.2 million in the three-month period ended March 31, 2005. The increase is primarily the result of $1.9 million in amortization of finite-lived intangible assets during the three-month period ended March 31, 2006 related to purchase accounting adjustments as a result of the Acquisition.

Other Operating Expenses. Other operating expenses increased by $0.6 million, or 32.0%, to $2.5 million for the three-month period ended March 31, 2006 from $1.9 million in the three-month period ended March 31, 2005. Other operating expenses were 6.5% of total revenue in the three-month period ended March 31, 2006 compared to 5.9% of total revenue in the three-month period ended March 31, 2005. The increase in other operating expenses was primarily attributable to $0.4 million in management advisory fees paid to Fenway Partners in the three-month period ended March 31, 2006.

Interest Expense. Interest expense increased by $3.9 million to $4.0 million in the three-month period ended March 31, 2006 from $0.1 million in the three-month period ended March 31, 2005. The increase in interest expense was the result of the increase in indebtedness following the Acquisition and Refinancing and the write-off of deferred financing fees as a result of the Refinancing.

Management’s discussion and analysis of financial condition and results of operations

Income Tax Benefit. Benefit for income tax was $0.4 million in the three-month period ended March 31, 2006. We were an S-Corporation until June 8, 2005, prior to which time we were not subject to corporate level income taxes.

Net Income. As a result of the foregoing, net income decreased by $4.0 million to $(0.6) million for the three-month period ended March 31, 2006 from $3.4 million of net income in the three-month period ended March 31, 2005.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

Revenues. Total revenues increased by $24.6 million, or 18.6%, to $156.7 million in the year ended December 31, 2005 from $132.1 million in the year ended December 31, 2004. The increase in total revenues was primarily the result of a 15.3% increase in customer shipments and an increase in the size of our owner-operator equipment capacity. Average length of haul increased 2.7% to 494 miles per load in the year ended December 31, 2005 from 480 miles in the year ended December 31, 2004, and average revenue per mile remained unchanged at $1.79 per mile for the years ended December 31, 2005 and December 31, 2004. The average size of our network increased by 216 units, or 21.4%, to 1,225 power units for the year ended December 31, 2005 from 1,009 power units for the year ended December 31, 2004.

Purchased Transportation. Purchased transportation costs increased by $17.1 million, or 18.8%, to $108.1 million in the year ended December 31, 2005 from $91.0 million in the year ended December 31, 2004. The increase is primarily the result of an increase in customer shipments. Purchased transportation was 69.0% of total revenue in the year ended December 31, 2005, compared to 68.9% of total revenue in the year ended December 31, 2004.

Personnel and Related Benefits. Personnel and related benefits increased by $3.9 million, or 27.2%, to $18.3 million in the year ended December 31, 2005 from $14.4 million in the year ended December 31, 2004. The increase is primarily the result of a $2.5 million one-time acquisition bonus and an 8.4% increase in the average size of our workforce to 271 full time equivalent employees in the year ended December 31, 2005 from 250 employees in the year ended December 31, 2004. The one-time acquisition bonus negotiated with Fenway Partners at the time of the Acquisition provided for a payment to some executives upon the achievement of specified performance targets. Personnel and related benefits as a percentage of total revenue increased to 11.6% in the year ended December 31, 2005 from 10.9% in the year ended December 31, 2004, primarily related to the one-time acquisition bonus, offset by higher employee productivity gained through enhancements in our proprietary information system.

Insurance and Claims. Insurance and claims decreased by $1.3 million, or 33.8%, to $2.5 million in the year ended December 31, 2005 from $3.8 million in the year ended December 31, 2004. Insurance and claims were 1.6% of total revenue in the year ended December 31, 2005, compared to 2.9% of total revenue in the year ended December 31, 2004. The decrease is primarily the result of (i) a decrease in the frequency and severity of claims in the year ended December 31, 2005, (ii) a change in our estimation method of the accrual of our claims exposure that resulted from a change in the development factors provided by our third-party actuaries and (iii) a decrease in our insurance premiums negotiated in September 2005 that is partially offset by an increase in our network size, the primary determinant of our insurance premiums.

Depreciation and Amortization. Depreciation and amortization expenses increased by $4.6 million to $5.4 million in the year ended December 31, 2005 from $0.8 million in the year ended December 31, 2004. This increase is primarily the result of $4.4 million in amortization of finite-lived intangible assets related to purchase accounting adjustments as a result of the Acquisition.

Other Operating Expenses. Other operating expenses increased by $2.5 million, or 34.7%, to $9.8 million in the year ended December 31, 2005 from $7.3 million in the year ended December 31, 2004.

Management’s discussion and analysis of financial condition and results of operations

The increase is primarily the result of $0.8 million in management advisory fees paid to Fenway Partners in 2005, $0.6 million in Acquisition related expense, an increase in bad debt expense of $0.6 million, increases in owner-operator recruitment costs of $0.4 million and an increase in the cost of rent of $0.1 million.

Interest Expense. Interest expense increased by $2.8 million, to $3.2 million in the year ended December 31, 2005 from $0.4 million in the year ended December 31, 2004. The increase was primarily the result of the increase in senior debt from approximately $10 million on December 31, 2004 to $60 million following the Acquisition.

Sellers’ Transaction Costs. Sellers’ transaction costs of $3.1 million were incurred in the year ended December 31, 2005 in connection with the Acquisition and primarily represented fees for legal and financial advisory services provided to the sellers. These sellers’ transaction costs are non-recurring and are reflected in the Predecessor period from January 1, 2005 through June 10, 2005.

Income Taxes Benefit. Income taxes benefit was $0.6 million in the year ended December 31, 2005. We became a C-corporation on June 10, 2005, prior to which time we were an S-Corporation and not subject to corporate level income taxes. The income taxes benefit is primarily the result of our effective deferred state tax liability decreasing as a result of the phase-out of the Ohio state franchise tax.

Net Income. As a result of the foregoing, net income decreased by $7.2 million, or 50.8%, to $7.0 million in the year ended December 31, 2005 from $14.2 million in the year ended December 31, 2004.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

Revenues. Total revenues increased by $35.4 million, or 36.7%, to $132.1 million in the year ended December 31, 2004 from $96.7 million of revenue in the year ended December 31, 2003. The increase in total revenues was primarily the result of a 20.0% increase in customer shipments and an increase in the size of our owner-operator equipment capacity. Average length of haul increased 16.1% to 480 miles per load in the year ended December 31, 2004 from 414 miles in the year ended December 31, 2003, partially offset by a decrease in average revenue per mile of 1.9% to $1.79 per mile for the year ended December 31, 2004 from $1.82 per mile for the year ended December 31, 2003. The average size of our network increased by 179 units, or 21.6%, to 1,009 power units for the year ended December 31, 2004 from 830 power units for the year ended December 31, 2003.

Purchased Transportation. Purchased transportation costs increased by $24.8 million, or 37.4%, to $91.0 million in the year ended December 31, 2004 from $66.2 million in the year ended December 31, 2003, primarily as a result of the increase in customer shipments. As a percentage of total revenue, purchased transportation increased to 68.9% of total revenue in the year ended December 31, 2004 from 68.5% of revenue in the year ended December 31, 2003. The increase in purchased transportation as a percentage of total revenue was primarily attributable to changes in customer mix and the increased costs of retaining owner-operators.

Personnel and Related Benefits. Personnel and related benefits increased by $2.1 million, or 16.9%, to $14.4 million in the year ended December 31, 2004 from $12.3 million in the year ended December 31, 2003. The increase is primarily the result of a 14.2% increase in the average size of our workforce to 250 full-time equivalent employees in the year ended December 31, 2004 from 219 employees in the year ended December 31, 2003. As a percentage of total revenue, however, personnel and related benefits decreased to 10.9% of total revenue in the year ended December 31, 2004, compared to 12.7 % of total revenue in the year ended December 31, 2003. The decrease in personnel-related expenses as a percentage of total revenue was primarily the result of higher employee productivity gained through enhancements in our proprietary information systems.

Insurance and Claims. Insurance and claims increased by $1.1 million, or 44.4%, to $3.8 million in the year ended December 31, 2004 from $2.7 million in the year ended December 31, 2003. Insurance and

Management’s discussion and analysis of financial condition and results of operations claims were 2.9% of total revenue in the year ended December 31, 2004, compared to 2.7% of total revenue in the year ended December 31, 2003. The increase in insurance and claims as a percentage of total revenue was largely attributable to an increase in the size of our network as well as an environment of increasing insurance rates in the industry.

Depreciation and Amortization. Depreciation and amortization expense remained relatively constant at approximately $0.8 million in the years ending December 31, 2004 and 2003.

Other Operating Expenses. Other operating expenses increased by $0.6 million, or 9.1%, to $7.3 million in the year ended December 31, 2004 from $6.7 million in the year ended December 31, 2003. The increase is primarily the result of an increase in equipment lease expense and owner-operator recruiting costs to support the increased demand for expedited services. Other operating expenses were 5.5% of total revenue in the year ended December 31, 2004, compared to 6.9% of total revenue in the year ended December 31, 2003.

Interest Expense. Interest expense remained unchanged at $0.4 million in the years ending December 31, 2004 and 2003.

Net Income. For the aforementioned reasons, net income increased by $6.6 million, or 87.3%, to $14.2 million in the year ended December 31, 2004 from $7.6 million in the year ended December 31, 2003.

CAPITAL RESOURCES AND LIQUIDITY

We have financed our operations historically through internally generated cash flows from operations, private sales of our common stock and borrowings under a revolving line of credit.

In connection with the Acquisition, in June 2005, Panther Transportation entered into a senior secured credit facility which, as amended in January 2006, provides for a $70 million term loan facility and a $20 million revolving credit facility, subject to a borrowing base limitation of 85% of eligible accounts receivable. Interest on the senior secured credit facility is payable in monthly installments at a variable rate of interest based on LIBOR plus applicable margin that is tied to our leverage ratio. At March 31, 2006, our applicable margin was 3.75%. Principal payments are due on a quarterly basis based on an agreed-upon payment schedule. The outstanding balance on the loan is due on December 31, 2011.

In January 2006, Panther Transportation issued $25.1 million in aggregate principal amount of its 14% senior subordinated notes and amended its credit agreement, and Panther Expedited Services issued to the holders of these notes 325,791 shares of common stock for $7.5 million and 2,239 shares of preferred stock for $2.4 million. In addition, we repurchased 44,015 shares of our preferred stock for $47.2 million. We refer to this series of transactions in January 2006 as the Refinancing. As of March 31, 2006, we had outstanding borrowings of $69.4 million under the term loan facility and $1.0 million under the revolver, $25.5 million of 14% senior subordinated notes outstanding, and approximately $14.7 million of available borrowing capacity under the revolving credit facility, under which $2.5 million in letters of credit are currently outstanding.

Cash from Operating Activities. Cash provided by operating activities was $3.5 million in the three-month period ended March 31, 2006, compared to $4.5 million in the three-month period ended March 31, 2005. The $1.0 million decrease in cash provided by operating activities in the three-month period ended March 31, 2006 was primarily the result of a $4.0 million decrease in net income, a $3.9 million increase in depreciation and amortization, a $0.7 million increase in interest payable in kind from senior debt facilities following our Acquisition and Refinancing, a $1.3 million decrease in the cash generated from changes in working capital. The increase in working capital was primarily the result of the payment of one-time bonuses accrued in 2005.

Cash provided by operating activities was $8.1 million in the year ended December 31, 2005, compared to $13.3 in the year ended December 31, 2004. The decrease in cash provided by operating activities in

Management’s discussion and analysis of financial condition and results of operations the year ended December 31, 2005 was primarily the result of $2.8 million increase in interest expense from our senior debt facilities following the Acquisition and a $3.2 million in deferred taxes offset by higher operating income, excluding depreciation and amortization.

Cash provided by operating activities was $13.3 million in the year ended December 31, 2004, compared to $6.6 million in the year ended December 31, 2003. The increase in cash provided by operating activities in the year ended December 31, 2004 was primarily the result of increased operating income.

Cash from Investing Activities. Cash used in investing activities primarily consists of capital expenditures and a purchase price adjustment related to the Acquisition and cash payments to sellers. Cash used in investing activities was $1.0 million in the three-month period ended March 31, 2006 of which capital expenditures were $0.05 million, compared to $0.1 million in the three-month period ended March 31, 2005.

Cash used in investing activities was $131.8 million in the year ended December 31, 2005, compared to $1.2 million in the year ended December 31, 2004. The increase in cash used in investing activities in the year ended December 31, 2005 was primarily the result of the Acquisition. Capital expenditures decreased to $0.7 million in the year ended December 31, 2005 from $1.3 million in the year ended December 31, 2004.

Cash used in investing activities was $1.2 million in the year ended December 31, 2004, compared to $0.3 million in the year ended December 31, 2003. The increase in cash used by investing activities in the year ended December 31, 2004 was primarily the result of an increase in capital expenditures related to new telecommunications equipment and trailers.

Cash from Financing Activities. Cash provided by financing activities primarily consists of borrowings under our credit facility. Cash used by financing activities was $4.5 million in the three-month period ended March 31, 2006, compared to $3.2 million in three-month period ended March 31, 2005. The increase in cash used by financing activities in the three-month period ended March 31, 2006 was primarily the result of our Refinancing.

Cash provided by financing activities was $125.7 million in the year ended December 31, 2005, compared to cash used in financing activities of $12.1 million in the year ended December 31, 2004. The increase in cash provided by financing activities in the year ended December 31, 2005 was primarily the result of proceeds from the issuance of debt and equity related to the Acquisition.

Cash used in financing activities was $12.1 million in the year ended December 31, 2004, compared to $6.3 million in the year ended December 31, 2003. The increase in cash used in financing activities in the year ended December 31, 2004 was primarily the result of a $2.5 million decrease in borrowings in the year ended December 31, 2004, the repayment of $2.3 million in line of credit borrowings and a $1.0 million increase in shareholder distributions.

Contractual Obligations and Commitments

At March 31, 2006, our obligations and commitments to make payments under contracts, such as debt and lease agreements, were as follows (in millions):

	2006	2007	2008	2009	2010	Thereafter	Total
Senior subordinated notes	$—	$—	$—	$—	$—	$25.5	$25.5
Senior secured credit facility	1.9	3.0	3.5	4.0	4.5	52.5	69.4
Revolving loan facility	1.0	—	—	—	—	—	1.0
Operating Leases	.6	.6	.6	.3	—	—	2.1

Total	$3.5	$3.6	$4.1	$4.3	$4.5	$78.0	$98.0

Management’s discussion and analysis of financial condition and results of operations

Long-term debt represents borrowings under the amended and restated senior credit agreement and does not include interest. Operating leases primarily include the lease of our trailers and offices. The summary of obligations and commitments above does not reflect obligations under our management agreement with Fenway Partners which will be terminated prior to the completion of this offering and does not reflect the use of proceeds from this offering.

Seasonality

Our operations are subject to seasonal trends common to the trucking industry. The results of our operations for the first fiscal quarter are typically lower than the results for our second, third and fourth quarters.

Inflation

Inflation can potentially have a negative effect on revenues as it may cause an overall decrease in shipping in general. Our owner-operators are responsible for purchasing their own fuel. To the extent that changes in fuel prices are passed on to us, we have historically passed these costs along to our customers. For that reason, increases in fuel prices over the past several years have not had a direct negative effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to changes in interest rates as a result of our financial activities, primarily our borrowings under the senior secured credit facility. Borrowing under our credit agreement bears interest variable rates based on a LIBOR margin pricing grid adjusted annually, based on our leverage ratio. The interest rate at March 31, 2006 was approximately LIBOR 5.00% base rate plus 3.75%.

We use interest rate swaps to effectively convert a portion of the variable-rate, unsecured note-payable borrowing to a fixed rate, thus reducing the impact of interest rate changes on future interest expenses. As of March 31, 2006, we had interest rate contracts outstanding in a notional amount of $30 million (requiring interest to be paid at 4.60% and maturing August 30, 2010) and $5 million (requiring interest to be paid at 5.20% and maturing on May 29, 2009). The fair value of the interest rate contracts is the amount that we would receive to terminate the agreement, an asset of $0.7 million in Other Assets as of March 31, 2006.

A 125 basis point increase (decrease) in LIBOR would have increased (decreased) our interest expense by $             and $            for the year ended December 31, 2005 and the three-month period ended March 31, 2006, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 123R: We adopted SFAS No. 123 (revised) “Share Based Payment” in connection with the Acquisition and implemented our stock option plan. We based our fair value methodology on the Black-Scholes formula. Compensation expense is recognized based on a pro rata share of the option valuation, which is based on certain assumptions made by management of the Company, including dividend yield, risk free interest rate and expected volatility of our share price.

We implemented a stock option plan in 2005 in connection with the Acquisition. Through the plan, we offer Panther Expedited Services, Inc. shares of common stock to key management employees and to assist in the recruitment of qualified employees and non-employee directors. Our plan consists of options for common stock that vest over 5 years (“Time Vested”) and options for common stock that vest based on our financial performance in achieving our financial performance goals.

Management’s discussion and analysis of financial condition and results of operations

Under the plan, as of December 31, 2005 we had 476,471 options available to be granted. We had granted 240,228 options as of December 31, 2005 with a share exercise price of $10. Of the granted options, 102,581 are Time Vested and 137,647.06 are earnings before interest, taxes, depreciation and amortization (EBITDA) Vested. 24,023 options were vested, have an intrinsic value of $313 and a remaining contractual term of 9.5 years, as of December 31, 2005.

The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions for 2005: dividend yield of 0.0% for options for common shares, a weighted-average risk free interest rate of 3.9%, and an expected life of the option of 5 years. We used 45% as the expected volatility of its share price. We based the expected volatility on other public companies with characteristics similar to ours. The options were valued at $4.46 at the date of grant and the Company recognized $0.3 million in compensation expense during the period from June 11, 2005 to December 31, 2005. There were no stock based compensation expense recognized from January 1, 2005 to June 10, 2005. Total compensation expense related to nonvested awards not yet recognized total $0.8 million, which is expected to be realized over 4.5 years.

SFAS No. 154: In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 on January 1, 2006 and will apply SFAS No. 154 in future periods, when applicable. The adoption did not impact our results of operations and financial position.

SFAS No. 155: In May 2005, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments,” which is an amendment of SFAS No. 133 and 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies must apply the standard prospectively. The adoption of SFAS No. 155 is not expected to have a material impact on our results of operations and financial position.

Industry

MARKET OVERVIEW AND SIZE

According to the American Trucking Association, or the ATA, the size of the total domestic freight transportation market in the United States was approximately $765 billion in 2004. While the freight transportation industry includes a broad range of transportation modes and service levels, trucking constituted the largest portion of this industry in 2004, estimated at $671 billion or 88% of the total market. Mercer Management Consulting, or Mercer, estimates that a portion of the trucking segment satisfies the requirements for “expeditable” freight, which is defined as freight that could potentially be sent via expedited modes of transportation, if needed, to minimize the risk of disruptions to supply chains. Mercer estimates that the market for domestic expeditable freight was $161 billion in 2004.

Expedited freight transportation represents the on-demand pickup and delivery of time-critical shipments. Expedited freight services are generally available any time, 24 hours a day, seven days a week and 365 days a year with no limitations regarding size, weight or type of shipment. In addition, larger carriers typically provide real-time shipment tracking and tracing capabilities. The difference in shipment times between expedited freight transportation and transportation via other, non-expedited ground alternatives can be substantial. For example, a domestic ground coast-to-coast shipment of freight with expedited transportation can typically take approximately 53 hours, while typical transit time for a truckload carrier is four days. Due to the critical nature of the service provided and the added level of reliability, speed, security, visibility and personalized service, expedited freight services command significant price premiums over traditional, non-expedited modes of transportation. For example, compared to the average truckload rate, our rates are approximately 60% higher on a per mile basis.

The domestic expedited freight market is estimated at $3.4 billion in revenues in 2005 by SJ Consulting Group, Inc., which breaks this market down into two types of providers—pure expeditors and other expedited service providers. Pure expeditors, which comprised 39% of the market or $1.3 billion in revenues in 2005, include divisions or companies like ourselves that are exclusively focused on expedited services and have a dedicated network for expedited transportation offering non-stop, point-to-point, exclusive vehicle service. Other expedited service providers, which comprised 61% of the market or approximately $2.1 billion in revenues in 2005, consist of air cargo carriers, “next day” or “same day” service provided by integrated transportation providers and truckload and less-than-truckload carriers that do not have a dedicated expedited service offering or network and offer some form of expedited services as part of their existing freight transportation network.

MARKET GROWTH

Within the domestic expedited freight market, pure expeditors have historically grown at faster rates than other expedited service providers. According to SJ Consulting, the domestic expedited freight market grew at an average rate of 12% per year from 2001 to 2005, while the pure expeditors segment grew at an annual rate of 16% over the same time period. We believe that this higher growth can be attributed to pure expeditors being able to provide higher levels of service, specialized handling and customized solutions, access to multiple vehicle sizes for different loads, and frequently a pool of dedicated owner-operators, resulting in greater flexibility in service and rates. In addition, growth for the pure expeditors segment has been driven by the disproportionate increase in jet fuel prices as compared to diesel prices, making ground-based expedited services more attractive than expedited air shipments. Mercer projects the pure expeditors segment will grow at an annual rate of 15% over the next four years.

Industry

Growing demand for expedited transportation services is driven by a number of trends in the economy and across all industries:

➢	Proliferation of LEAN supply chains. The need for Just-in-Time and time-definite delivery services has increased as a result of the globalization of manufacturing, greater implementation of demand driven supply chains and shorter product cycles, resulting in increased utilization of expedited services for timely arrival of parts and products.

➢	Increasing use of third-party logistics providers. With continued globalization, businesses are increasingly outsourcing to third-party logistics providers to manage their global supply chains. Tightening capacity in traditional modes of transportation is prompting third-party logistics providers to focus on minimizing disruptions to the supply chain, resulting in the increased use of expedited services.

➢	Increasing jet fuel costs. The disproportionate increase in jet fuel prices as compared to diesel fuel prices are expected to further increase the cost of transporting shipments via airfreight, making expedited ground transportation a viable and more attractive alternative for time-sensitive shipments.

➢	Increased use and acceptance of expedited services. The increasing use and acceptance of expedited services as the primary mode of transportation for goods with a high value and short shelf life (e.g. high value retail goods or consumer electronics) will fuel growth in the market.

➢	Potential supply chain disruptions. Repeated infrastructure overloads and delays in key areas (e.g. West Coast ports’ increasing traffic) will increase the need to expedite shipments to avoid supply chain disruptions. Additionally, as the frequency and severity of natural disasters increase, the need for expedited shipments, both for the shipment of relief and reconstruction goods as well as for the shipment of parts and products to minimize supply chain disruptions, will increase.

➢	Increased security concerns. Increased concerns over the security of shipments and heightened security checks by government authorities have created longer processing time at airports and shipping ports and led to restrictions on types of air cargo, prompting concerns over supply chain disruptions and increasing the demand for expedited services for critical parts and components.

➢	Driver shortage in the freight transportation industry. The ATA projects that there will be a need for 539,000 additional drivers through 2014 to meet expected demand. Expedited services has been characterized by higher pricing and shorter trip lengths than the traditional trucking industry, resulting in higher wages for drivers, greater flexibility around time on the road versus time at home for expedited services drivers, as well as lower equipment wear and tear and maintenance costs for owner-operators. As a result, in a tight driver capacity environment, drivers are more inclined to seek employment with expedited service providers than other truckload and less-than-truckload carriers.

COMPETITIVE LANDSCAPE

The $3.4 billion domestic expedited freight market is highly fragmented. According to SJ Consulting, in 2005, we held a 5% market share of the domestic expedited freight market and a 12% share of the pure expeditors segment.

BASIS OF COMPETITION

Expedited freight carriers compete primarily on the basis of service and technology. Given the time-sensitive nature of the shipment, the quality of service (speed of the shipment, reliability and safety of cargo) and technological capabilities, including the shipment tracking capabilities (real-time updates of shipment locations, delivery and notifications of delays) are critical differentiators between competing

Industry

expedited service providers. In particular, advanced technological systems offering real-time visibility of shipments carry significant operational advantages and create customer value, especially for large shippers. In addition, as supply chains become more geographically complex and diverse, carriers that are able to offer broader geographic coverage stand to gain competitive advantages over other providers who are limited to small, niche markets.

More specifically, an enhanced information technology offering begins with response time, in which carriers’ information technology for the tracking of its fleet can materially impact their ability to commit to a pick-up time. According to SJ Consulting, carriers who can respond to customer requests with pick-up times as low as 90 minutes have a significant advantage over other carriers. Once the shipment has been picked up, the use of technology to provide shipment status updates via the internet, delivery confirmations by e-mail, fax or electronic data interchange (EDI), and integration with accounting systems for invoicing purposes, can all improve the customer experience, and consequently differentiate expedited freight carriers.

Business

OVERVIEW

We are the largest independent non-asset based provider of expedited transportation services in North America. We provide single-source solutions for time-critical shipments, and offer direct service to and from customer locations, Canada and Mexico. During 2005, we served a broad base of over 5,800 customers, including a diverse group of Fortune 500 companies with whom we have long-standing relationships. Approximately 90% of our revenues are derived from time-critical expedited transportation of dry freight. The balance of our revenues are generated from our rapidly growing Elite Services, which involve highly specialized solutions and customized handling for the federal government and other customers. We also believe that our proprietary, integrated and scalable information technology platform is a key component of our business, and gives us a significant competitive advantage, enhances our operating efficiency and contributes to our high levels of customer service and strong growth.

Our non-asset based business model requires minimal capital expenditures and allows us to maintain a highly flexible cost structure. Our network of over 1,300 cargo vans, straight trucks and tractor trailers are 100% owner-operated and exclusively contracted to us. In addition, unlike traditional owner-operator business models, over 75% of our network is comprised of straight trucks and cargo vans, which require no trailers. As a result, we are required to purchase or lease fewer trailers than owner-operator networks comprised largely of tractor trailers. Furthermore, we utilize third-party providers for our brokerage operations to supplement our network. We believe our business model results in increased productivity, enhanced operating flexibility and a better safety record, and also improves our return on invested capital and cash flow generation.

Between 2002 and 2005, we increased our revenues, at a compound annual growth rate of 23%. For the twelve months ended March 31, 2006 we generated revenues, pro forma net loss and pro forma EBITDA of $162.9 million, $0.2 million and $19.8 million, respectively. See “Summary consolidated financial data— Other operating data.”

OUR COMPETITIVE STRENGTHS

We believe we have the following competitive strengths:

➢	Flexible non-asset based business model. Our owner-operators provide 100% of our power equipment capacity. Unlike other owner-operator based business models, only 23% of the vehicles in our network require a trailer. Our owner-operators are responsible for substantially all applicable trip expenses, including maintenance, driver wages and benefits, fuel, highway use taxes and insurance. The key benefits of our owner-operator business model include:

➢	Minimal capital requirements and variable cost structure. Our capital expenditures are minimal compared to the size of our network. During 2005 and 2004, our capital expenditures were $0.7 million and $1.3 million, respectively. The primary operating assets we provide are the trailers used by approximately 23% of our owner-operators (over 40% of which are leased) and the QualComm™ satellite tracking and two-way communication units fitted in our owner-operators’ vehicles (for which we receive a monthly usage fee from our owner-operators). Since none of the vehicles in our owner-operator network are part of our fixed cost structure, a significant majority of our costs vary with our revenues generated, resulting in a highly variable cost structure, which enhances our operating flexibility. Our low capital expenditures and variable cost structure enable us to generate strong free cash flows and high returns on invested capital.

Business

➢	Owner-operator work ethic. A key element of our high customer service levels and operating efficiency is our owner-operator network. Since our owner-operators are independent contractors and business owners who own and operate their own equipment, we believe they operate their equipment more reliably, efficiently and safely than would be the case with employee drivers using company-provided equipment. Our owner-operator framework fosters a work ethic that includes owner attention to vehicle care and interest in optimal positioning of the network, which benefits our network utilization rates and helps to meet our customers’ requirements.

➢	Leader in an attractive growing market niche. According to SJ Consulting, the domestic expedited freight market has grown at an average rate of 12% per year over the last four years, with the pure expeditors segment having grown at an annual rate of 16% over the same time. Mercer estimates that the pure expeditors segment will grow at an annual rate of 15% over the next four years. We are the largest independent provider in the rapidly growing but highly fragmented expedited transportation market with a 12% market share of the pure expeditors segment. We believe that we are well-positioned to take advantage of the strong growth prospects in our market and that our exclusive focus on expedited transportation provides us with an advantage over competitors who do not have a dedicated expedited network or offer expedited ground transportation as a small part of a broader service offering. Our significant scale and broad geographic footprint contribute to our high network density, resulting in more revenue miles driven and improved productivity.

➢	Proprietary IT system. We have developed a proprietary integrated and scalable information technology platform which we believe gives us a significant competitive advantage, enhances our operating efficiency and contributes to our high customer service levels and strong growth. The advanced functionality of our IT system allows for:

➢	pick-up and delivery of shipments within the customer’s allotted time frame, anywhere within the continental United States, Canada and Mexico;

➢	real-time, web-based customer access and visibility into shipment status and location;

➢	instantaneous order entry, dispatching and communication with owner-operators;

➢	interface with satellite tracking and two-way communication units in each vehicle;

➢	a database of owner-operators’ service, safety, and performance history;

➢	recording of every inbound request and analysis of such data to enable automatic geographic repositioning of our owner-operator network based on historical demand patterns; and

➢	robust analytical functions which provide management with both real-time and historical shipment data to monitor trends in the business.

As a result of this functionality, we are able to more effectively respond to incoming orders from customers, manage network density, optimize network utilization by statistically predicting future demand levels to put the right-sized truck in the right location at the right time, and provide real-time visibility of shipments for customers. In addition, we offer web-based applications for both our customers and owner-operators. Customers are able to place orders and track delivery status without going through our call center, and our owner-operators have access to real-time information made available through our website, where we provide tools to help them manage their business, including on-time percentages, revenues per mile and related data. We believe that these applications improve our customer service levels, strengthen our relationships with our owner-operators and enhance our productivity.

Business

➢	Highly scalable business model. Our owner-operator business model, operating structure and proprietary information technology system enable us to efficiently scale our business in response to growing demand. We have grown our net sales from $58 million in 2001 to $157 million in 2005 without making any significant additions to our operational staff during the same time period. We believe that this proven platform will allow us to continue to grow in existing and new geographic regions and industry vertical markets.

➢	Diverse, longstanding and expanding customer base. We have an extensive and growing base of customers across a variety of industries. Our customer accounts have grown approximately 10% annually since 2002, resulting in over 5,800 active customer accounts in 2005. In 2005, no one customer accounted for more than 6% of our total revenues and our top ten customers comprised approximately 30% of revenues. Our Fortune 500 customer base includes industry leaders such as Toyota Motor Corporation, USA; Caterpillar, Inc.; General Electric Company; BASF Corporation; Alcoa Inc. and United Parcel Service of America, Inc. We believe our industry leading quality and service levels have resulted in long-standing relationships. For example, our ten largest customers in 2005 have been doing business with us for an average of nine years. Furthermore, we believe our large customer base and strong customer relationships will support our growth by allowing us to capture a larger portion of our customers’ expedited transportation business as we target new geographic regions and industries.

OUR BUSINESS STRATEGY

Capitalize on strong industry fundamentals. The expedited transportation market is expected to continue to grow rapidly. We believe that we are well-positioned to benefit from the rapid growth and favorable industry trends within the expedited transportation market because of our dedicated focus on expedited services, reputation for quality service levels and on-time performance, high network density in our primary service areas, success in recruiting and retaining owner-operators, strong customer relationships and our integrated and scalable information technology platform. Furthermore, we believe that our focus on the expedited transportation market and our dedicated expedited network provide us with an advantage over our competitors, which generally offer expedited transportation as a small part of much broader service offerings.

Grow our network of owner-operators. We intend to continue recruiting qualified owner-operators to grow our business. We believe we offer a compensation package to our owner-operators that is superior to other owner-operator based models, both in its transparency of assured earnings (based on set rates per loaded mile rather than percentage of delivery revenue) and overall pay rate measured on a per mile basis. As a result, our owner-operators earn higher pay with potentially fewer miles driven, thereby increasing the life of their equipment and decreasing their capital maintenance costs. We are also highly focused on our owner-operators’ quality of life concerns and maintaining good relations with our owner-operators. We offer a program designed to facilitate owner-operator visits home and use our corporate buying power to obtain favorable rates for insurance and maintenance on behalf of our owner-operators. We believe that our compensation structure, group cost savings and attention to quality-of-life issues result in greater owner-operator retention which, in turn, gives us the capacity to better serve our customers.

Target new industries and expand our services. We intend to grow our revenues by continuing to target customers in new industries. The expedited transportation market is service-intensive and requires a high level of customization. As a result, understanding the industry-specific needs of our customers is a critical element of success. We believe that we are well-positioned to expand our expertise into new industries because of our substantial operating experience, industry reputation for superior customer service and on-time delivery, and significant scale and network. We are targeting additional industries that offer strong potential for expedited transportation such as pharmaceuticals, aerospace and defense, medical

Business

equipment, high tech and retail. We also plan to expand our Elite Services offerings, which involve highly specialized solutions and customized handling for the federal government and other customers.

Geographic expansion. Although we operate on a national basis, 96% of our shipments in 2005 originated or had a destination east of the Rocky Mountains and north of Tennessee. We believe that increased penetration of our services in Texas and regions west of the Rocky Mountains, including the West Coast, as well as expansion in Mexico and Canada, represents a significant growth opportunity. We intend to achieve this expansion by seeking additional business from existing customers in new regions, increasing the presence of our sales force in regions outside of our existing geographic concentrations, focusing on new industries and increasing penetration of our current industry concentrations.

Expand truck brokerage operations. We are expanding our truck brokerage operations to provide additional capacity to increase our revenues and enhance our operating flexibility. We have grown our truck brokerage capabilities substantially in the past six months and currently have relationships with over 500 third-party capacity providers specializing in expedited ground transportation. Demand for expedited transportation services has historically exceeded supply. We post these expedited delivery requests for our third-party capacity providers through our custom designed, real-time web portal, which allows our third-party capacity providers to bid for these contracts while at the same time providing our customers with a single source for communication and service. This allows us to improve our customer service and to capture additional revenue generation opportunities. In addition, truck brokerage enhances our operating flexibility by allowing us to easily divert freight to our owner-operators based on market conditions.

Growth through selected tuck-in acquisitions. The domestic expedited transportation market is highly fragmented. We believe our market leadership position, scale and strong industry reputation make us an attractive partner for carriers that are not able to operate efficiently because of their smaller size, the rising cost environment or the lack of drivers. We intend to continue to evaluate and pursue selected tuck-in acquisitions that will enhance our geographic coverage, increase our network density, accelerate our expansion into new industry verticals, and expand our service capabilities with minimal integration risk. Although we evaluate and engage in discussions with potential acquisition targets from time to time, we do not currently have any agreements in place for material acquisitions.

Continue to realize operating efficiencies. We believe there are significant opportunities to further realize operating efficiencies in our business. Key elements of our improved productivity are economies of scale generated through increased size and network density and continued improvements to our information technology system. We expect the upgrades to our systems platform will provide improved communication with owner operators and enable us to more efficiently manage our network and service our customers. In addition, we believe that our web-based initiatives will generate cost savings as customers directly place more orders electronically, allowing us to grow our business without significant additional headcount.

OUR HISTORY

We have rapidly expanded our business and our customer base through organic growth since our founding in 1992. In 1994, we began converting our network to owner-operators, and in 1998 we began installing QualComm units in all of our owner-operated vehicles. In 2002, we launched our Elite Services offerings and also began offering our services in Mexico. In June 2005, we launched our brokerage services, and in the same month were acquired by Fenway Partners, which led to the change of our corporate structure from an S-Corporation to a C-Corporation.

OUR SERVICES

We provide expedited ground transportation services to a broad range of industries requiring a rapid, customized response and flexible modes of delivery. By utilizing our fully integrated proprietary software, we are able to quickly assess the positioning and capabilities of our owner-operated cargo vans,

Business

straight trucks and tractor trailers to provide a real-time response to our customers. All the vehicles in our network are equipped with QualCommTM satellite tracking and two-way communication units, allowing our customer service employees to monitor and maintain constant communication with our owner-operators. As a result, we are able to respond within minutes as to whether the appropriate vehicle will be at the customer’s facility within the 90 minute time frame that we market to our customers.

We offer a single source solution to time-critical shipping needs, and we provide direct point-to-point service to and from customer locations in the continental United States, Canada and Mexico. Our focus is on superior, detail-oriented customer service, and we have designed our business model to provide flexible and personalized responses to our customers. Our account sales teams work with our customers to establish how we can best respond to their expedited transportation needs, offer special handling and delivery options, monitor our customers’ preferred modes of communication, provide detailed tracking and billing information and implement informative and interactive web interfaces.

The primary concerns of shippers using expedited transportation are speed, reliability and security. Our diverse network is available 24 hours a day, seven days a week, 365 days a year, and can quickly respond to almost any expedited ground transportation need. Due to the inherent flexibility in the design of our software, each interaction our customer service team has with our customers allows us to further refine our response to their immediate shipping needs as well as their long-term service requirements.

In addition, we have developed a separate premium and customized services offering—our Elite Services—to address our customers’ most sensitive transportation requirements. We can quickly and cost-effectively move small or large quantities of product from point to point overnight, provide protective wrapping, handle hazardous materials, monitor temperature, attach a security detail, or provide a number of other protective or service-intensive measures required by our customers for the protection of their goods. Elite Services employ state of the art equipment to ensure that the most complicated deliveries are completed in minimal time, with maximum attention to detail. For example, we provide validated cold chain relocation service to large pharmaceutical companies that require their high-value products be kept within temperature controlled environments during shipment. Overall, our Elite Services have experienced substantial growth in the past few years, with revenues increasing from $7.0 million in 2004 to $12.0 million in 2005, representing approximately 8% of our 2005 revenue.

As a part of our Elite Services, we are an authorized expedited transportation service provider to the U.S. Government, to whom we offer different levels of specialized service for various departments, including the Department of Defense, NASA and the Treasury Department. In 2005, revenues from these services were over $3.3 million. In addition, we provide an air charter brokerage service as part of our one-stop solution for critical shipments. We use our knowledge of the expedited transportation industry and our proprietary software to design custom transport programs—part ground, part air—that minimize delivery time and cost to the customer.

From time to time, we may have a customer request for expedited services that we are unable to provide due to capacity constraints. However, we believe that providing our customers with expedited services when they require them is important to our overall business plan. Thus, since October 2005, we have implemented a new service, acting as an expedited ground transport broker for customers with expedited delivery requests that we are unable to fill through our owner-operator network. We post these jobs for our third-party capacity providers, and they are able to bid for the contracts through our custom designed, real-time web portal. Throughout this process, our customers experience seamless communication and service—their only interaction is with our own customer service representatives, thus preserving our “one-stop” model, and allowing us to maintain a degree of control over their shipments. At the same time, we are able to obtain a cost-effective alternative for their shipping needs, while retaining the business and maintaining the customer relationship. In 2005, these brokerage services

Business

provided $7.1 million in revenues, or 4.5%, and for the first quarter of 2006 have brought in $2.4 million in revenues, or 6.3% of our total revenues.

CUSTOMERS

We have an extensive client database covering over 24,000 customers, of which we served over 5,800 in 2005. As a provider of a premium service, we understand that demand for our services is frequently tied to the need to carefully and rapidly handle high value goods or to expedite goods affecting a high value process. Both types of freight support the value of incorporating the higher transportation cost of expedited services as part of a lower overall logistical cost for our customers. We have historically focused on industries that rely on high value components as part of large scale processes, which include the automotive, chemical and manufacturing sectors, as well as third-party logistic providers that need to fulfill transportation needs on behalf of their corporate clients. We have a diverse base of customers that include many Fortune 500 companies, with no single customer accounting for more than 6% of 2005 revenue. Our top ten customers account for approximately 30% of our 2005 revenue and our top fifty customers represent approximately 59% of our 2005 revenue.

We enjoy ongoing relationships with some of the world’s largest and most recognizable companies, including Toyota Motor Corporation, USA; Caterpillar, Inc.; General Electric Company; BASF Corporation and Alcoa Inc. In addition, third-party logistic providers such as Ryder Systems, Inc. and Menlo Worldwide have been responsible for an increasing portion of our revenue, 19% in 2005, and we believe that third-party logistic providers will continue to increasingly account for a larger percentage of overall expedited transportation bookings.

SALES AND MARKETING

Our sales and marketing group consists of an executive team, a national accounts team, a regional accounts team, and an inside sales team. Our executive sales team consists of our Executive Vice President of Sales and Marketing and our Director of Sales and Marketing, who together oversee all sales and marketing activity nationwide. These duties include visits to major customers with account managers, contract pricing, operational support, account manager development and training, and yearly regional sales budgeting. The national accounts team consists of three account managers and is responsible for servicing large customers with multiple locations throughout the country and establishing rates for these customers across multiple facilities. Our regional accounts team consists of 19 account managers responsible for servicing accounts in their territories and identifying national accounts. In addition, our seven-person internal sales team assists account managers with territory development and assists the national accounts team with account rollouts and maintenance. The sales team is also supported by on-site team members, located at key customer locations, who facilitate operational execution and help with business development.

The sales team members’ incentives are based on sales and gross profit. They are supported by all areas of operations and administration, including our IT system database, which provides them with useful information on customer transactions and patterns. Our data-rich information systems platform assists the sales team in identifying sales patterns, seasonal trends, and sales by equipment type and gross profit, thereby allowing them to design new sales programs on a customer-by-customer basis.

We market our services through our business development network, regional outside sales staff and our website. Our marketing activities also include participation in tradeshows, publication of articles in trade journals, participation in industry forums, and advertising.

Business

COMPETITION

We compete in the expedited freight transportation market, more specifically, in the expedited ground transportation market. The expedited transportation market is highly fragmented. We compete against a limited number of national expedited ground transportation companies and a larger number of regional expedited ground transportation companies. We compete primarily on the basis of quality of service, which encompasses damage free shipment, on-time pick-up and delivery and special handling capabilities, among other factors, and scope of operations, both in terms of geographic coverage and capacity. We believe that FedEx Custom Critical, a subsidiary of FedEx Corporation, is our largest competitor and the only expedited ground transportation provider with a larger market share than ours, which we estimate to be 5% of the domestic expedited freight market. We also compete against other providers of expedited freight transportation such as expedited truck and less-than-truckload carriers that are characterized by large tractor trailer networks and longer hauls, the “next day” and “same day” operation of integrated transportation providers that offer a range of transportation modes, and expedited air transportation providers. Many of our competitors have significantly larger operations and revenues than we do.

INFORMATION TECHNOLOGY

Our information technology platform greatly enhances the quality of customer service we are able to provide and is fundamental to our operations. The primary system runs on a UNIXTM platform that interfaces with multiple applications running on diverse hardware and systems platforms. We developed our system internally and devote resources to its upgrade and improvement. We protect the intellectual property related to our information systems largely through copyright and trade secret protections. We license some third-party software for use in our information systems mainly through written license agreements, which generally renew on an annual basis. Please see “Risk factors—We may be adversely affected if we are unable to maintain all licenses necessary for information platform or if we are found to have infringed on someone else’s intellectual property” for more information.

Our proprietary information systems platform interfaces with the QualCommTM satellite tracking and two-way communication units installed in 100% of our owner-operator network. This gives us the ability to communicate with our owner-operators on a real-time basis, and allows them to respond almost instantaneously to requests for service in their location. It also allows us to pinpoint where each owner-operator in our entire network is located within seconds, which is information our proprietary software can immediately synthesize to provide our customer service staff with up-to-the-minute information about the availability of equipment, specific equipment types, estimated pick-up times and the status of deliveries, which they can then relay to our customers. Knowing the precise location of each owner-operator allows us to reposition our network to high business concentration areas, assuring optimal utilization of our network.

We use our information technology system to project where owner-operators will be needed based on historical trends, allowing us to reposition our owner-operator network in expected “hot spots.” We believe that about 95% of the time that we reposition a vehicle, a load is picked up within twenty-four hours. Our proprietary software also monitors owner-operator performance on a continual basis by recording safety records and on-time performance. The system can coordinate precise interchanges between owner-operators and monitor compliance with hours-of-service rules to best match owner-operators with loads. In addition, our information technology system records all historical and pending transportation movements and can produce financial reports that are easily accessed by executive management. This includes both real-time and historical total shipments, revenue, and profitability by customer and equipment type. We believe that the advanced combination of flexibility and analysis of our proprietary system is the key differentiator in both the level of service we provide to our customers and the overall experience of our owner-operators.

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In 2003, we also implemented a web-based interface to allow our customers to track and trace shipments. We enhanced this tool in 2004 to enable customers to place orders and obtain rate quotes online as well. The web interface is XML-capable, which allows orders and updates to pass directly back and forth between our system and the customer’s system. We encourage our customers to interface directly with our information systems platform over the internet, as we believe it provides an added layer of personalized service that is available quickly and conveniently. Orders tendered through our web-based solutions accounted for 21.3% of total order volume in 2005 and we expect it to continue to grow in the future. We also offer a web-based application for our owner-operators, where we provide tools to help them manage their business, including on-time percentages, revenues per mile and related data.

OWNER-OPERATORS

Owner-operators are individuals who own, operate and maintain the cargo vans, straight trucks and tractors comprising our network. The majority of our owner-operators own and drive a single vehicle for us. Approximately 42% of our owner-operators own fleets of three or more vehicles dedicated to us and operated by the fleet owner or drivers who have employment or other arrangements with the fleet owner.

Owner-Operators

Attracting and retaining owner-operators is critical to the execution of our overall business strategy. Unlike conventional owner-operator models that emphasize maximizing miles, we focus potential owner-operators on their high per mile pay and longer equipment life. An important distinguishing feature of our compensation package is a rate paid per loaded mile, in contrast to many of our competitors who pay their drivers based on a percentage of revenue generated by each delivery. Compensation based on a per mile rate provides our owner-operators with more certainty and transparency as to their earnings. In addition, we believe that the nature of expedited shipping allows for a more lucrative compensation structure to our owner-operators, and that the per mile rate paid to our owner-operators is substantially higher than the pay rate at traditional truckload carriers, as well as higher than those of our competitors in the expedited ground transportation market who compensate on a miles driven basis. Since we pay a higher rate per mile than our competitors, with the potential for our owner-operators to earn higher gross pay with fewer miles driven, we believe we have a better ability to recruit and retain productive owner-operators, which in turn enables us to achieve high levels of customer service and reliability.

The driver shortage in the trucking industry has made it imperative that we continue our efforts to become the preferred company for owner-operators. We believe that we have one of the highest owner-operator retention rates in an industry that is known for its high turnover rates, which we believe is due in part to our focus on owner-operator relations. Our owner-operator managers, transition managers and relations managers function as the primary point of contact for our owner-operators and are trained to focus on owner-operators’ quality of life issues and maintaining good relations with our owners. We have implemented our “HomeTyme” program which recognizes the need for owner-operators to have undisturbed time at home. We also use our corporate buying power to obtain favorable rates for insurance and maintenance on behalf of our owner-operators. We have a 15,708 square foot building at our corporate headquarters dedicated to owner-operator services, where we not only house our owner-operator relations staff, but have a fully operational training center, a health clinic, an owner-operator lounge, and other facilities dedicated to the safety and training of our owner-operators. Our owner-operator turnover rate has decreased annually over the past four years, much of which we believe is attributable to these efforts.

One of the more successful business strategies we observe our owner-operators engaging in is team driving, where two individuals, often members of the same household, share the responsibilities of operating a single piece of equipment. Approximately 40% of our owner-operator network is served by

Business

teams. This team structure allows for the increased utilization of that team’s vehicle, as team members drive shifts with single vehicles, and thus maximize the driving hours allowed under the Department of Transportation Hours of Service rules. For us, a team-based model means faster response times, higher incidences of on-time delivery and increased availability, as well as increased revenues per vehicle. We plan to continue to encourage team driving among our many owner-operators.

Owner-operators are responsible for all expenses of owning and operating their equipment, including fuel, required levels of insurance, maintenance, fuel taxes, highway use taxes and debt service. We charge fuel surcharges to our customers for fuel costs in excess of specified rates, reset weekly, which we pass on to our owner-operators in addition to their standard pay rates per mile. We enter into annual contracts with our owner-operators that renew automatically absent notice of cancellation and are terminable on short notice. Our contracts require that any vehicle operated under our logo be operated exclusively for us. We maintain the federal and state licensing required for our tractor operators and administer our owner-operators’ compliance with safety, vehicle licensing and fuel-tax reporting rules. Each owner-operator must meet company-wide safety record requirements and must pass a federally mandated drug-screen and physical exam.

Fleet Owners

We value strong relationships with our fleet owners. We often assist our fleet owners in locating drivers to fill empty trucks as part of our general driver recruitment strategy at no cost to the fleet owner. We believe that fleets held by one owner are an important and stable part of our business model.

EMPLOYEES

As of March 31, 2006, we had 293 employees. 238 employees work at our Seville, OH headquarters, 16 employees work in our Chicago, IL office, 16 employees work in our Charlotte, NC office and 23 outside sales people work in their assigned territories. These totals include one part-time employee and 33 temporary employees. All of our owner-operators are independent contractors and are not considered employees. We have no unionized employees.

REGULATION

Our operations are regulated and licensed by various U.S. federal and state agencies. Interstate motor carrier operations are subject to safety and insurance requirements prescribed by the Federal Motor Carrier Safety Administration, or FMCSA. Such matters as weight and equipment dimensions also are subject to U.S. federal and state regulation. We operate in the United States throughout the 48 contiguous states pursuant to operating authority granted by the FMCSA and in various Canadian provinces pursuant to operation authority granted by the Ministries of Transportation and Communications in such provinces. In the United States, we are subject to various state regulations that are applicable to intrastate travel. To the extent that we conduct operations outside the United States, we are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purposes of obtaining or retaining favorable treatment. We have been given the highest performance rating available in our industry from the FMCSA, which is a “satisfactory” rating. Also, when hauling shipments classified as hazardous materials, we are also subject to the Hazardous Materials Regulations enforced by the Pipeline and Hazardous Material Safety Administration.

The FMCSA hours-of-service regulations were revised in October 2005 to address driver health concerns. The new rules allow drivers to drive up to 11 hours instead of the ten hours permitted by the prior regulations, subject to the new 14-hour on-duty maximum described below. The rules require a driver’s off-duty period to be ten hours, compared to eight hours under the prior regulations. In general, drivers

Business

may not drive beyond 14 hours in a 24-hour period, compared to 15 hours in a 24-hour period under the prior regulations. During the new 14-hour consecutive on-duty period, the only way to extend the on-duty period is by the use of a sleeper berth break period of at least two hours that is later coupled with a second sleeper berth break to equal ten hours. Under the prior rules, during the 15-hour on-duty period, drivers were allowed to take multiple breaks of varying lengths of time, which could be either off-duty time or sleeper berth time, that did not count against the 15-hour period. There was no change to the rule that limits drivers to a maximum of 70 on-duty hours in eight consecutive days. However, under the new rules, drivers can “restart” their eight-day clock at zero hours by taking at least 34 consecutive hours off duty. We may experience a decline in miles per truck because, under the new rules, issues that reduce the amount of time that our owner-operators spend driving, such as loading and unloading delays, waiting time and equipment maintenance, are expected to result in a reduction in driver miles.

We are also subject to regulations relating to testing and specifications of equipment and product handling requirements. In addition, our owner-operators must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

ENVIRONMENTAL MATTERS

We are subject to various environmental laws and regulations and, among other things, our operations are subject to the risk of fuel spillage and the consequential environmental damage. If we are involved in a fuel spill or other such accident involving hazardous substances, we could be subject to substantial fines or penalties and to criminal and civil liability.

Laws and regulations concerning the discharge of pollutants into the air and water, the handling and transport of hazardous materials and other aspects of environmental protection are in effect wherever we operate. Our current operations do not involve material costs to comply with such laws and regulations, and they have not given rise to material liabilities under these laws and regulations.

PROPERTY

Our corporate headquarters and the majority of our operations are located in Seville, Ohio, a suburb of Cleveland. We lease all of our facilities through long-term leases. Our headquarters occupies 30,375 square feet of a 50,000 square foot building. We also lease an adjacent facility in Seville for our safety, compliance and recruitment functions. We lease two additional facilities in Chicago and Charlotte that serve as regional offices for sales and operations personnel. These two facilities are 2,375 square feet and 7,000 square feet, respectively. In 2005, we incurred facility rental expenses of approximately $680,700.

INSURANCE

We maintain insurance for vehicle liability, general liability and cargo damage claims. We self-insure for amounts up to $750,000 per occurrence for vehicle and general liability. Our policies also cover other standard industry risks related to workers compensation and other property and casualty risks. We believe our insurance coverage is comparable in terms and amount of coverage to other companies in our industry.

LEGAL PROCEEDINGS

The nature of our business routinely results in litigation, primarily involving claims for personal injury and property damage incurred in the transportation of freight. We believe all such litigation is adequately covered by insurance or otherwise reserved for and that adverse results in one or more of those cases would not have a material adverse effect on our financial condition, operating results and cash flows.

Management

Directors and executive officers

Set forth below is the name, age, position and a brief account of the business experience of each of our current directors and executive officers.

Name	Age	Title
Daniel K. Sokolowski	41	Chairman, Chief Executive Officer and Director
Andrew C. Clarke	35	President and Director
Roy Showman	38	Chief Financial Officer
John J. Sliter	34	Chief Operating Officer, Secretary and Treasurer
Edward Wadel	41	Chief Information Officer

John Anderson	54	Director
Raymond Greer	43	Director
Michael P. Haley	55	Director
Marc Kramer	38	Director
Peter Lamm	54	Director
Timothy Mayhew	38	Director
Edward M. Straw	66	Director

Daniel K. Sokolowski has served as a Director of our board since 1992. Mr. Sokolowski is also our Chief Executive Officer and from January 2000 to June 2005 served as our President. Mr. Sokolowski co-founded our company in 1992 and has provided leadership through all phases of our growth. Mr. Sokolowski is our senior executive overseeing both strategic decisions and day-to-day operations. From 1984 to 1992, Mr. Sokolowski worked at Eagle Expediting where he held a number of positions and ultimately oversaw daily operations.

Andrew C. Clarke was hired to serve as our President of the company in May 2006. Prior to joining us, Mr. Clarke spent five years as the Senior Vice President, Chief Financial Officer and Treasurer of Forward Air Corporation, a non-asset based provider of time-definite ground transportation services to the air cargo industry where he also served as a Director. From March 2000 to April 2001, Mr. Clarke held a number of management positions with Forward Air Corporation. From August 1998 to March 2000, Mr. Clarke was as an investment banker with Deutsche Banc Alex. Brown in the Global Transportation Group. Mr. Clarke is also a director of Pacer International, Inc.

Roy Showman has served as Vice President of Finance since March 2006 and recently assumed the title of Chief Financial Officer. Prior to joining us, Mr. Showman was with General Electric for nearly seven years in a variety of finance assignments, including Chief Financial Officer for GE Quartz in Strongsville, Ohio and several financial roles of increasing responsibility within GE’s Aircraft Engines Division. In addition, Mr. Showman spent two years at Cincinnati Milacron as the Controller of their Milpro Division and six years with Deloitte & Touche LLC in the audit function. Mr. Showman graduated from Bowling Green State University with a degree in accounting and earned his Masters in Business Administration from Xavier University. Mr. Showman is a Certified Public Accountant in the State of Ohio.

John J. Sliter has served as Vice President of Business Development since June 2005 and recently assumed the title of Chief Operating Officer. Mr. Sliter also holds the positions of Secretary and Treasurer. Mr. Sliter joined us in 1999 as Controller and has over nine years of financial and accounting experience, including past ownership and oversight of his own trucking company. Mr. Sliter is responsible for all

Management

budgeting, revenue control, and treasury operations. Prior to joining us, Mr. Sliter was an accountant at a regional accounting firm based in Northeast Ohio. Mr. Sliter graduated with a degree in Accounting from the University of Akron.

Edward Wadel has served as Vice President of Information Technology since February 2006 and recently assumed the title of Chief Information Officer. For thirteen years prior to that, Mr. Wadel worked in the capacity of an onsite consultant and was accepted as an integral part of the senior management team. Mr. Wadel has been engaged in the IT consulting business since 1987 and has almost 20 years experience in the field. In August 2002 Mr. Wadel started his own consulting company. In February, 2006 Mr. Wadel formally joined the Panther senior management team as an employee of Panther II. Prior to joining Panther II, Mr. Wadel worked or consulted for BP Oil, Timken-Latrobe Steel, and Tillinghast. Mr. Wadel has a B.S. degree in Computer Science from Eastern Michigan University.

John Anderson has served as a Director of our board since June 2005. Fenway Partners and Mr. Anderson formed BigWheel Partners in 1999 to pursue investments in the transportation and logistics industries. Prior to forming BigWheel Partners, Mr. Anderson was a senior executive with two railroads, Burlington Northern Santa Fe and CSX Transportation, where he was Executive Vice President for each. Prior to his railroad experience, Mr. Anderson was a partner with McKinsey & Co. for 13 years, working with clients on global strategy, logistics, and M&A. To date, Fenway Partners’ investments with Mr. Anderson in transportation and logistics include Greatwide and Panther Expedited Services. Mr. Anderson received an M.B.A. from Harvard Business School and a B.S. from Stanford University in Mechanical Engineering. Mr. Anderson is also a director of Abitibi Consolidated, Inc.

Raymond Greer has served as a Director of our board since May 2006. Since March 2005, Mr. Greer has served as President and Chief Executive Officer of Greatwide Logistics Services, a non-asset based logistic and transportation services company. From December 2002 to March 2005, Mr. Greer served as President and Chief Executive Officer for Newgistics, Inc., an industry leader in reverse logistics solutions. From February 2002 to November 2002, Mr. Greer served as President of Global Network Solutions and Services for i2 Technologies, Inc. From July 2000 to February 2002, Mr. Greer served as Chairman and CEO of Esurg Corporation, a leading e-commerce provider for medical-based technology solutions, supplies and information services.

Michael P. Haley has served as a Director of our board since May 2006. Mr. Haley joined MW Windows, a former Fenway Partners portfolio company, as President and Chief Executive Officer in 2001, and retired as Chairman in 2005. Prior to that, Mr. Haley ran two companies—American of Martinsville (a La-Z-Boy company) and Lowenstein Furniture Group. Mr. Haley started his career as an executive at Roy Stone Trucking. Mr. Haley has over 30 years of management experience in consumer branded products and transportation.

Marc Kramer has served as a Director of our board since June 2005. Mr. Kramer is a Managing Director of Fenway Partners. Prior to joining Fenway Partners in March 2002, Mr. Kramer was a Principal with Aurora Capital Group in Los Angeles. Mr. Kramer spent five years with Aurora focused on pursuing consolidation strategies across middle-market manufacturing and distribution based businesses. Prior to joining Aurora, Mr. Kramer was a consultant with Corporate Decisions, Inc., a strategy consulting firm based in Boston. Mr. Kramer received an M.B.A. from Harvard Business School and a B.A. cum laude in Government from Dartmouth College.

Peter Lamm has served as a Director of our board since June 2005. Mr. Lamm is the Chairman and Chief Executive Officer of Fenway Partners, which he founded in 1994. He was previously a General Partner of the investment partnerships managed by Butler Capital Corporation and a Managing Director of BCC. Prior to joining Butler Capital in 1982, Mr. Lamm was involved in launching Photoquick of

Management

America Inc., a family business. Mr. Lamm received an M.B.A. from Columbia University School of Business and a B.A. in English Literature from Boston University.

Timothy Mayhew has served as a Director of our board since June 2005. Mr. Mayhew is a Managing Director of Fenway Partners, with which he became affiliated in 2003. Mr. Mayhew has worked in private equity since 1993 at Joseph, Littlejohn & Levy and a successor firm, Palladium Equity Partners. Mr. Mayhew began his career in the Restructuring Group of Merrill Lynch & Co. Mr. Mayhew received a B.A. in American History from Brown University.

Edward M. Straw has served as a Director of our board since June 2006. From 2000 to 2004, Mr. Straw served as President, Global Operations of The Estee Lauder Companies, a cosmetics, skin care and fragrance company, where he was head of global operations and supply chain management. From 1998 to 1999, he served as Senior Vice President of Supply Chain Management and Manufacturing at Compaq Computer Corporation, and from 1997 to 1998, Mr. Straw served as President of Ryder Integrated Logistics Inc. Prior to joining the private sector, Mr. Straw had a 35 year career in the U.S. Navy, retiring as a three-star Vice Admiral in 1996. Mr. Straw also serves on the board of directors of MeadWestvaco Corporation.

Board structure

Our board of directors is currently comprised of nine directors. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Messrs. Haley, Lamm and Straw will serve in the class of directors whose terms will expire at our 2007 annual meeting; Messrs. Clarke, Greer and Mayhew will serve in the class of directors whose terms will expire at our 2008 annual meeting; and Messrs. Anderson, Kramer and Sokolowski and will serve in the class of directors whose terms will expire at our 2009 annual meeting. Because less than half of our directors are elected at each annual meeting, two annual meetings could be required for the stockholders to change a majority of the board. No family relationships exist among any of our officers and directors.

Committees of the board of directors

The standing committees of our board of directors will consist of an audit committee, a nomination and governance committee and a compensation committee. Each of these committees will be required to have one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus forms a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on each of these committees. Thereafter, each committee must be comprised entirely of independent directors.

Audit Committee

The composition of the audit committee following the completion of this offering will comply with applicable SEC and Nasdaq requirements. The current members of our audit committee are Messrs.                     , Kramer and Straw. Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an audit committee financial expert in accordance with SEC rules. Mr.                      is the independent director who has been determined to be an audit committee financial expert. This designation is a disclosure requirement of the SEC related to Mr.                     ’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr.                      any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect

Management

the duties, obligations or liability of any other member of our audit committee or board of directors. The duties and responsibilities of the audit committee include, among other things:

➢	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

➢	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

➢	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

➢	reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings;

➢	reviewing all of our related party transactions on an ongoing basis and any potential conflict of interest situations, where appropriate; and

➢	reviewing the performance of the independent registered public accounting firm and making recommendations to the board of directors regarding the appointment or termination of the independent registered public accounting firm and considering and approving any non-audit services proposed to be performed by the independent registered public accounting firm.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Upon completion of this offering, the charter of the audit committee will be available on our website.

Compensation Committee

The current members of our compensation committee are Messrs. Greer, Kramer and                             . The duties and responsibilities of the compensation committee include, among other things:

➢	reviewing key employee compensation policies, plans and programs;

➢	monitoring performance and compensation, bonuses, stock options and other incentive compensation arrangements of our employee-directors, officers and other key employees;

➢	preparing recommendations and periodic reports to the board of directors concerning these matters; and

➢	considering and recommending to the board other actions relating to corporate governance.

Nominating and Governance Committee

Upon completion of this offering, we will have a nomination and governance committee that will have responsibility for, among other things:

➢	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

➢	considering and recommending to the board qualifications for the position of directors and policies concerning the term of office of directors and the composition of the board; and

➢	considering and recommending to the board other actions relating to corporate governance.

Management

Compensation Committee interlocks and insider participation

Messrs. Anderson, Greer and Kramer serve on our compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We believe that shortly after completion of this offering, we will comply with all applicable Nasdaq corporate governance and listing requirements. In the interim, we will rely on transition periods available to companies following their initial public offering of common stock.

Compensation of directors

Effective on the date of our initial public offering, the cash compensation for our directors who are not also employed by us will be $40,000 per director per year and $2,500 per director per meeting for attending meetings in person of the board of directors ($750 for attending meetings by telephone), and $1,500 for attending meetings in person of any committee of the board of directors ($500 for attending meetings by telephone). The chairman of the audit committee will receive cash compensation of an additional $10,000 per year, and the chairman of the compensation committee and the chairman of the corporate governance committee will each receive a cash compensation of an additional $5,000 per year. Any director who is a member of the audit committee (other than the chairman of the committee) and not also employed by us will receive an additional retainer of $2,500 for his or her service as a member of the audit committee. Any director who is not also employed by us will receive an additional retainer of $5,000 for his or her service as a chair of any committee of the board of directors, other than the compensation committee, corporate governance committee or audit committee. Any director who is a member of any committee of the board of directors, other than the compensation committee, corporate governance committee or audit committee, (other than the chairman of such committee) and not also employed by us or will receive an additional retainer of $1,000 for his or her service as a member of such committee of the board of directors.

Directors will also be reimbursed for out-of-pocket expenses for attending board of directors and committee meetings.

EXECUTIVE COMPENSATION

The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2005 for our chief executive officer, our current executive officers who were employees as of December 31, 2005, and an individual who served as our chief executive officer until June 10, 2005. We refer to these officers in this prospectus as our “named executive officers.”

Summary compensation table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options
Daniel K. Sokolowski	2005	$300,063	$1,842,500	—	95,294
Chief Executive Officer and Director

John J. Sliter	2005	$111,300	$227,320	—	23,824
Chief Operating Officer, Secretary and Treasurer

Craig T. Amato	2005	$159,856	—	—	—
Former Chief Executive Officer

Management

Option grants in last fiscal year

The following table sets forth certain information with respect to share options granted to each of our named executive officers during the fiscal year ended December 31, 2005.

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted	Exercise of Base Price	Expiration Date (2)	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Options Term (3)
					5%	10%
Daniel K. Sokolowski	95,294	47.99%	$10	06/13/2015	$599,300	$1,518,743
John J. Sliter	23,824	11.99%	$10	06/13/2015	$149,825	$379,686
Craig T. Amato	—	—	—	—	—	—

(1)	The options granted under our 2006 Equity Incentive Plan may vest under certain circumstances, including the following: (i) a portion of each option granted under our 2006 Equity Incentive Plan, calculated pursuant to certain earnings benchmarks, is eligible to become vested ten days after the release of the audited financial statements for the fiscal year to which such financial statements relate (fiscal years 2005, 2006, 2007, 2008 and 2009 only), and (ii) a portion of each option will also vest on each of the first, second and third anniversary of the completion of an initial public offering.

(2)	The expiration date of the options is the earlier of (i) the tenth anniversary of the date of the award and (ii) the termination in accordance with the option certificate, the Stockholders Agreement or the 2006 Equity Incentive Plan. For purposes of this table, the tenth anniversary of the date of the award is used as the expiration date.

(3)	Amounts reported in these columns represent amounts that may be realized upon exercise of the share options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the options, net of exercise price.

Aggregated option exercises in last fiscal year and fiscal year-end option values

The following table sets forth certain information for each of the named executive officers regarding unexercised options held by them as of December 31, 2005. There was no public trading market for our common shares as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, amounts described in the following table under the heading “Value of Unexercised In-The-Money Options at December 31, 2005” are determined by multiplying the number of shares underlying the options by the difference between the initial public offering price of $     per share and the per share option exercise price. None of the named executive officers exercised options during the fiscal year.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-The-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel K. Sokolowski	—	—	—	95,294	—
John J. Sliter	—	—	—	23,824	—
Craig T. Amato	—	—	—	—	—	—

Management

Employment Contracts

We have entered into executive employment agreements with each of the following executive officers:

Daniel K. Sokolowski is our Chief Executive Officer. Mr. Sokolowski is also a member of our board of directors. Under the terms of his employment agreement, Mr. Sokolowski will receive a base salary of $400,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. Mr. Sokolowski is eligible for participation in our annual year-end bonus incentive plan. Mr. Sokolowski’s employment agreement provides that, in the event his employment is terminated by us without cause, as defined in the employment agreement, or he terminates his employment for good reason, as defined in the agreement, he will receive severance payments equal to one year’s salary, based upon the base annual salary paid or payable to Mr. Sokolowski, and if Mr. Sokolowski participates in our medical and dental program, we will reimburse Mr. Sokolowski for his costs for one year following such termination, should he elect to continue participation for himself and his eligible dependants in those plans under the federal law known as “COBRA.” If Mr. Sokolowski’s employment terminates because of his death or disability, then he and his beneficiaries are entitled to unpaid salary, including earned but not used vacation, as well as any bonus compensation awarded but unpaid on the date of termination, including the pro rata portion of Mr. Sokolowski’s target bonus under our annual incentive plan, through his date of termination.

John J. Sliter is our Chief Operating Officer, Secretary and Treasurer. Under the terms of his employment agreement, Mr. Sliter will receive a base salary of $170,000, which may be increased for subsequent years at the discretion of the compensation committee of our board of directors. Mr. Sliter is eligible for participation in our annual year-end bonus incentive plan. Mr. Sliter’s employment agreement provides that, in the event his employment is terminated by us without cause, as defined in the employment agreement, or he terminates his employment for good reason, as defined in the agreement, he will receive severance payments equal to one year’s salary, based upon the base annual salary paid or payable to Mr. Sliter, and if Mr. Sliter participates in our medical and dental program, we will reimburse Mr. Sliter for his costs for one year following such termination, should he elect to continue participation for himself and his eligible dependants in those plans under the federal law known as “COBRA.” If Mr. Sliter’s employment terminates because of his death or disability, then he and his beneficiaries are entitled to unpaid salary, including earned but not used vacation, as well as any bonus compensation awarded but unpaid on the date of termination.

Each employment agreement described above also provides that each executive may not participate in any entity or engage in any activity that competes with us or any of our subsidiaries during the executive’s employment and for a period of one year after his employment terminates. In addition, the employment agreement imposes certain non-solicitation obligations on the executive during the same period of time.

Equity Incentive Plan

We intend to amend and restate our equity incentive plan, which was first adopted in 2005, and which we will rename as our 2006 Equity Incentive Plan. Messrs. Sokolowski and Sliter each hold previously granted options to acquire our stock; see the information under “Option grants in last fiscal year.” Under the amended and restated plan, the compensation committee of our board may award options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to help defray the cost of awards. The amendment and restatement increased the number of shares available to be delivered under the plan by                     . Participation in the amended and restated plan is limited to those key employees and others who are selected by the committee. Under the amended and restated plan, the maximum number of shares of stock for which options or SARs may be awarded to any

Management

participant in any year, and the maximum number of shares of stock deliverable to any participant under other awards for any year, is in each case                     . The limit on shares available under the plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. The amended and restated plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction.

Bonus plans

Mr. Sokolowski’s 2006 bonus plan

We have adopted a cash bonus plan for Mr. Sokolowski. Awards under the bonus plan represent the right to receive a cash payment if we meet or exceed certain financial performance targets for the fiscal year. Mr. Sokolowski’s bonus plan will be administered by our compensation committee and it will have the authority to (a) determine the terms and conditions of each award; (b) prescribe the form of any instruments evidencing awards and any other instruments required under the plan and to change such forms from time to time; (c) adopt, amend and rescind rules and regulations for the administration of the bonus plan; and (d) interpret the bonus plan and any award granted and to decide any questions and settle all controversies and disputes that may arise in connection with the bonus plan or any award granted thereunder.

2006 bonus plan

We have adopted a special cash bonus plan for each of our named executive officers. Awards under the bonus plan represent the right to receive a cash payment if we meet or exceed certain financial performance targets for the fiscal year. Our compensation committee will administer the bonus plan and will have the authority to (a) determine the terms and conditions of each award; (b) prescribe the form of any instruments evidencing awards and any other instruments required under the plan and to change such forms from time to time; (c) adopt, amend and rescind rules and regulations for the administration of the bonus plan; and (d) interpret the bonus plan and any award granted and to decide any questions and settle all controversies and disputes that may arise in connection with the bonus plan or any award granted thereunder. Our compensation committee may at any time amend the bonus plan or any award under the bonus plan for any purpose and in the committee’s sole discretion, but no such amendment will affect any rights of the holder of any award previously granted under the bonus plan.

Certain relationships and related party transactions

2005 Acquisition

On June 10, 2005, Panther Expedited Services, formerly known as PTHR Holdings, Inc., a newly formed company affiliated with Fenway Partners Capital Fund II, L.P. purchased all of the shares of Panther Transportation through an acquisition subsidiary, other than a portion of the shares held by the Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98, or the Sokolowski Trust, pursuant to the Contribution and Share Purchase Agreement by and among Panther Transportation, Panther Expedited Services, the acquisition subsidiary, and the stockholders of Panther Transportation. The aggregate purchase price for the transaction was $142 million, including $78.5 million provided by affiliates of Fenway Partners. We refer to this transaction in this prospectus as the Acquisition. Immediately upon the completion of the Acquisition, pursuant to an agreement of merger, the acquisition subsidiary was merged with and into Panther Transportation, with Panther Transportation continuing as the surviving corporation and a wholly owned subsidiary of Panther Expedited Services. In connection with the Acquisition, the Sokolowski Trust, a stockholder of Panther Transportation prior to the Acquisition, sold a portion of its shares for approximately $53 million in cash pursuant to the contribution and purchase agreement and contributed its remaining shares in Panther Transportation to Panther Expedited Services in exchange for shares of common stock and cumulative preferred stock of Panther Expedited Services. Daniel K. Sokolowski, our co-founder, director and Chief Executive Officer, is the trustee, and along with certain immediate family members is the beneficiary, of the Sokolowski Trust. In addition, as part of our obligations under the credit documents related to the financing of the Acquisition, Panther Expedited Services and the acquisition subsidiary each assigned and transferred to Antares Capital Corporation, for the benefit of the lenders under Panther Transportation’s senior secured credit facility, their right, title and interest in the purchase agreement.

Preferred Stock

In connection and contemporaneously with the Acquisition, we issued and sold to Fenway Panther Holdings, LLC and Antares Capital Corporation, with whom, among other lenders, we entered into a credit agreement at the same time, shares of cumulative preferred stock and common stock in Panther Expedited Services. The preferred stock accrued cumulative preferential dividends at a rate of 12% per year prior to January 11, 2006 and 14% per year thereafter and carries no voting rights. We intend to redeem all outstanding shares of our preferred stock with the proceeds of this offering as follows:

Stockholder	Number of Shares	Repurchase Price
Fenway Partners
Sokolowski Trust
Antares Capital Corporation
Richard J. Buffington
John J. Sliter
Michael F. Stopka
Steven D. Wharton
York Street Mezzanine Partners, L.P.
CUMIS Insurance Society Inc.

Management Agreement

Upon the closing of the Acquisition, we entered into a management advisory agreement with Fenway Partners pursuant to which Fenway Partners has provided certain management and advisory services.

Certain relationships and related party transactions

Panther Transportation paid to Fenway Partners a transaction fee of $2,130,000 upon the closing of the Acquisition. In addition, the management agreement provides for the payment by Panther Transportation to Fenway Partners or its designee an annual management fee equal to the greater of (i) $1,500,000 per fiscal year and (ii) 5.0% of EBITDA (as defined in the management agreement) for the immediately preceding fiscal year, or such other amount as may be mutually agreed between the parties. Fenway Partners will also receive a fee for providing advice in connection with the negotiation and consummation of recapitalizations, restructurings, financings, refinancings, mergers, acquisitions, consolidations and dispositions (including without limitation the sale of all or a substantial portion of the assets or equity of Panther Transportation or any of their direct or indirect subsidiaries, however structured) not to exceed the greater of (i) $1,000,000 and (ii) 1.5% of the aggregate transaction value of such transaction (including the aggregate amount of all liabilities assumed in connection therewith), together with the reimbursement of all of Fenway Partners’ expenses incurred in connection with such a transaction. We have paid management fees of $833,000 and $375,000 for the period from June 11, 2005 to December 31, 2005 and the three-month period ended March 31, 2006, respectively.

We agree to indemnify Fenway Partners and the funds affiliated with it, and each of their affiliates, from and against any and all actions, causes of action, suits, losses, liabilities and damages and expenses, including reasonable attorney’s fees and disbursements, incurred by them arising out of or relating to the management agreement, the Acquisition, original senior financing, the investment of such funds by Fenway Partners, and all transactions related to the foregoing, and the operations or services provided to us by Fenway Partners, except for failures to meet obligations arising out of gross negligence or willful misconduct.

We intend to terminate the management agreement prior to completion of the offering in exchange for payment to Fenway Partners of a cash lump-sum termination fee of approximately $10.5 million, equal to the net present value of the fees that would have been payable to Fenway Partners (but for the termination) in respect of the annual management fee for the remainder of the initial term of the management agreement, which otherwise would expire on June 10, 2015.

2006 Refinancing

On January 11, 2006, we entered into a series of transactions pursuant to which we repurchased certain shares of preferred stock, and Panther Expedited Services issued common stock and preferred stock and Panther Transportation issued 14.0% Senior Subordinated Notes due July 31, 2012 to York Street Mezzanine Partners, L.P., CUNA Mutual Insurance Society, CUMIS Insurance Society Inc., Members Life Insurance Company and CUNA Mutual Life Insurance Company. Panther Transportation’s credit agreement was also amended and restated, and our certificate of incorporation was amended and restated to provide for our preferred stock to earn cumulative preferential dividends at a rate of 12% per annum prior to January 11, 2006 and at a rate of 14% per annum after January 11, 2006. We refer to these transactions collectively as the “Refinancing” in this prospectus.

In connection with the Refinancing, we repurchased an aggregate of 44,015 shares of our preferred stock from an affiliate of Fenway Partners, Antares Capital Corporation, Richard J. Buffington, John J. Sliter and the Sokolowski Trust for $1,072 per share, or an aggregate of $47,179,385, as follows:

Stockholder	Number of Shares	Aggregate Price
Fenway Partners	38,614	$41,390,051
Antares Capital Corporation	246	263,631
Richard J. Buffington	189	202,996
John J. Sliter	189	202,996
Sokolowski Trust	4,776	5,119,712

Certain relationships and related party transactions

In connection with the Refinancing, we issued and sold to the new lenders an aggregate of 325,791 shares of our common stock for an aggregate purchase price of $7,500,000 and 2,239 shares of our preferred stock for an aggregate purchase price of $2,400,000. This included the sale of 232,708 shares of common stock for a purchase price of $5,357,143 and 1,599 shares of preferred stock for a purchase price of $1,714,281 to York Street Mezzanine Partners, which became a beneficial owner of greater than 5% of each of our common stock and preferred stock. After the completion of the Refinancing, there were 3,025,791 shares of common stock outstanding and 21,224 shares of preferred stock outstanding.

In connection with the Refinancing, Panther Transportation issued and sold $25,100,000 in aggregate principal amount of its 14% senior subordinated notes to the new lenders. This included $17,928,571 principal amount of notes purchased by York Street Mezzanine Partners.

We also entered into a side letter with York Street Mezzanine Partners, granting it the right to appoint one observer to our board of directors and the board of each of our subsidiaries and to receive certain financial reports. Such observers are not members of the board of directors and are not entitled to vote on matters presented to the boards of directors. The side letter terminates upon completion of the offering.

Stockholders Agreement

Upon the consummation of the Acquisition, we entered into a Stockholders Agreement with certain holders of our stock, including Fenway Panther Holdings, LLC, Mr. Sokolowski and Mr. Sliter, which was amended and restated in connection with our refinancing in January 2006. The Stockholders Agreement terminates upon completion of this offering, other than with respect to the registration rights summarized below, as well as indemnification. The principal terms of the Stockholders Agreement include:

Governance. Under the Stockholders Agreement, our board of directors consists of at least seven directors. Five of the directors are designated by the holders of a majority of the common stock held by Fenway Partners, and so long as Mr. Sokolowski is our Chief Executive Officer, the remaining two directors are Mr. Sokolowski and a director nominated by Mr. Sokolowski and approved by the majority investors, which approval cannot be unreasonably withheld.

Transfers. Under the Stockholders Agreement, transfers are permitted only to specified types of related parties who agree to sign the Stockholders Agreement. The Stockholders Agreement provides for customary tag-along rights and drag-along rights.

Preemptive Rights. Under the Stockholders Agreement, Fenway Panther Holdings, LLC, the Sokolowski Trust, Antares Capital Corporation, York Street Mezzanine Partners, L.P. and CUMIS Insurance Society, Inc. and their permitted transferees will be granted the right to participate in any future equity issuances, subject to customary exceptions, in an amount necessary to maintain the investor’s fully diluted ownership interest in the company.

Registration Rights. Registration rights apply to shares of our common stock. See “Description of capital stock — Registration Rights” for a description of these registration rights.

Fleet Operator Relationships

As of December 31, 2005, we had in place several contracts with Transportation Designers Group, Ltd. pursuant to which Transportation Designers Group, Ltd. provides us with trucks and drivers. Our Chief Operating Officer, John Sliter, previously owned a percentage of Transportation Designers Group, Ltd.

Certain relationships and related party transactions

Mr. Sliter divested his interest in Transportation Designers Group, Ltd. in September 2005. During 2005, 2004 and 2003, we paid Transportation Designers Group, Ltd. $2.6 million, $1.6 million and $0.8 million, respectively, under the contracts.

As of December 31, 2005 we had in place several contracts with United American Transportation Group, Ltd. pursuant to which United American Transportation Group, Ltd. provides us with trucks and drivers. Mr. Sliter, previously owned a percentage of United American Transportation Group, Ltd. Mr. Sliter divested his interest in United American Transportation Group, Ltd. in September 2005. During 2005, 2004 and 2003, we paid United American Transportation Group, Ltd. $0.9 million, $1.0 million and $0.8 million, respectively, under the contracts.

Principal and selling stockholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of shares of our preferred stock and our common stock, as of March 31, 2006 and after the completion of this offering. The persons listed below include:

➢	each of our directors and named executive officers;

➢	all of our directors and executive officers as a group;

➢	any person who we know to beneficially own more than 5% of our preferred or common stock; and

➢	all shareholders who are selling shares of our common stock.

The number of shares of common stock deemed outstanding prior to this offering includes 3,025,791 shares of common stock outstanding as of March 31, 2006. Except as indicated in the footnotes to this table, each person has sole voting and investment power with respect to all shares indicated as beneficially owned by such person. Except as indicated in the footnotes to this table, the address for each person listed below is c/o 4940 Panther Parkway, Seville, OH 44273.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned Prior to Offering		Common Stock to be Sold in Offering	Common Stock Beneficially Owned Following Offering
	Number	Percent		Number	Percent
Officers, Directors and 5% Beneficial Ownership
Daniel K. Sokolowski (2)	339,529	11.19%
Andrew C. Clarke	—	—
John J. Sliter (3)	13,882	*
Craig T. Amato	—	—
John Anderson (4)	11,996	*
Raymond Greer	—	—
Michael P. Haley	—	—
Marc Kramer (5)	2,355,000	77.83
Peter Lamm (5)	—	—
Timothy Mayhew (5) (6)	2,372,552	77.96
W. Gregg Smart (5)	2,355,000	77.83
Fenway Partners, Inc. (5)	2,355,000	77.83
York Street Mezzanine
Partners, L.P. (7)	232,708	7.69

All executive officers and directors as a group (11 people) (8)	365,408	11.91%

Other stockholders selling in the offering

CUNA Mutual Life Insurance Company (9)	93,083	3.1%
Antares Capital Corporation (10)	15,000	*

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person has the right to acquire as of such date or within 60 days after such date. An asterisk indicates ownership of less than 1%.

(2)	Includes 330,000 shares of common stock held by the Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98 for which Mr. Sokolowski serves as trustee, and 9,529 shares of common stock subject to stock options currently exercisable or exercisable within 60 days of June 1, 2006 held by Mr. Sokolowski.

Principal stockholders

(3)	Includes 9,529 shares of common stock subject to stock options currently exercisable or exercisable within 60 days of June 1, 2006.

(4)	Includes 11,996 shares of common stock subject to stock options currently exercisable or exercisable within 60 days of June 1, 2006. Mr. Anderson is a member of Fenway Panther Holdings, LLC, which beneficially owns 2,355,000 shares of our common stock, however he does not have voting or investment power with respect to any of these shares.

(5)	Shares shown are held by Fenway Panther Holdings, LLC, which is managed by a board of managers consisting of Messrs. Kramer, Mayhew and Smart, each of whom acting alone has voting and investment power with respect to the shares shown. Fenway Panther Holdings, LLC is majority owned by Fenway Partners Capital Fund II, L.P., the general partner of which is Fenway Partners II, LLC. Mr. Lamm and Richard Dresdale are the managing members of Fenway Partners II, LLC. By virtue of such positions, either Mr. Lamm or Mr. Dresdale may be deemed to possess beneficial ownership of the shares shown. However, neither Mr. Lamm nor Mr. Dresdale, acting alone, has voting or investment power with respect to the shares shown. The address for Fenway Partners, Inc. is 152 W. 57th Street, New York, New York 10019.

(6)	Includes 17,552 shares of common stock subject to stock options currently exercisable or exercisable within 60 days of June 1, 2006.

(7)	The address for York Street Mezzanine Partners, L.P. is c/o York Street Capital Partners, L.L.C., One Pluckemin Way, Bedminster, New Jersey 07921.

(8)	Includes shares of common stock subject to stock options currently exercisable or exercisable within 60 days of June 1, 2006.

(9)	Of the shares shown, 41,887 are held by CUNA Mutual Life Insurance Company, 27,925 are held by CUNA Mutual Insurance Company, 13,963 are held by CUMIS Insurance Society, Inc., and 9,308 are held by Members Life Insurance Company. The address for these entities is c/o .

(10)	The address for Antares Capital Corporation is c/o .

Description of capital stock

The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our amended and restated certificate of incorporation and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC and which will become effective prior to the offering contemplated by this prospectus. The summary below is also qualified by provisions of applicable law.

Authorized Capitalization

Upon completion of this offering, the total amount of our authorized capital stock will consist of          shares of common stock, par value $0.01 per share, and          shares of preferred stock, par value $         per share.

The total number of shares of capital stock that we are authorized to issue is 4,100,000, consisting of 4,000,000 shares of common stock, $.01 par value per share, and 100,000 shares of 14% cumulative preferred stock, $.01 par value per share. Immediately after this offering, our issued and outstanding share capital will consist of              shares of common stock. This number excludes the 391,373 shares of common stock issuable upon the exercise of options held by employees and directors as of March 31, 2006.

Common Stock

➢	Dividends. The holders of shares of our common stock will be entitled to receive ratably such dividends and other distributions, if any, as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions.

➢	Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding-up, holders of shares of our common stock will be entitled to share ratably in our assets available for distribution after payment to creditors.

➢	Voting and Preemptive Rights. Shares of our common stock will carry one vote per share on all matters submitted to a vote of stockholders. Holders of shares of our common stock have no preemptive rights, except that under the Stockholders Agreement, Fenway Panther Holdings, LLC, the Sokolowski Trust, Antares Capital Corporation, York Street Mezzanine Partners, L.P. and CUMIS Insurance Society, Inc. and their permitted transferees will be granted the right to participate in any future equity issuances, subject to customary exceptions, in an amount necessary to maintain the investor’s fully diluted ownership interest in the company. Our Stockholders Agreement contains certain agreements with respect to election of directors. See “Relationships and transactions with related parties — Stockholders agreement.”

➢	No Cumulative Voting. The Delaware General Corporate Law, or DGCL, provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

Preferred Stock

We currently have 21,224 shares of cumulative preferred stock outstanding, which we plan to repurchase upon consummation of the offering. For more information, see “Certain relationships and related party transactions.”

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the

Description of capital stock

designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of shares of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

Registration Rights

Our Stockholders Agreement provides for certain registration rights with respect to our common shares. Pursuant to such registration rights, we will agree to register shares of our common stock owned by parties to the Stockholders Agreement under the following circumstances:

➢	Demand Rights. One or more parties to the Stockholders Agreement, representing at least 25% of the shares party to the Stockholders Agreement, have the right to request that we register their respective shares of our common stock for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 60 days if our board of directors determines that registration at such time would require disclosure that would materially and adversely affect us.

➢	Piggyback Rights. If at any time we propose to register the offer and sale of our capital stock, for our own account or for resale by our stockholders, the stockholders party to our registration rights agreement may elect to include in such registration statement a pro rata share of the common stock that each such person holds.

➢	Lockup. In consideration of these registration rights, the Stockholders Agreement requires the parties to agree not to sell shares or request a registration statement for the sale of their shares for a period of 180 days following the effective date of our initial public offering.

A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering based on an order of priority set forth in the registration rights agreement. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Anti-takeover effects of various provisions of our certificate of incorporation and by-laws

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have some anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

➢	Quorum Requirements; Removal of Directors. Our amended and restated certificate of incorporation provides for a minimum quorum of a majority voting power of the outstanding shares of our capital stock entitled to vote. Directors may be removed, with or without cause, by the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock entitled to vote for the election of directors.

➢	Classified Board; Number of Directors. Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years. Because less than half of our directors are elected at each annual meeting, two annual meetings could be required for the stockholders to change a majority of the board. The classification of our board of directors may make it more difficult for a third-party to acquire control of us.

Description of capital stock

➢	No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

➢	Calling of Special Meeting of Stockholders. Our amended and restated certificate of incorporation prohibits stockholder action by written consent. Our by-laws provide that special meetings of stockholders may be called solely by our board of directors.

➢	Authorized but Unissued Shares. Subject to the terms of our amended and restated certificate of incorporation, our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

In addition, our amended and restated certificate of incorporation grants our board of directors the authority to adopt amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on liability and indemnification of officers and directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

➢	for breach of duty of loyalty;

➢	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

➢	under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

➢	for transactions from which the director derived improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL if any such person is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee, agent or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred and not otherwise recovered by such person or on behalf of such person, in connection with such action, suit or proceeding and any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their

Description of capital stock

fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware anti-takeover statute

Our certificate of incorporation will provide that we are not governed by Section 203 of the DGCL, which in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

NASDAQ NATIONAL MARKET LISTING

We intend to apply to list our common stock on the Nasdaq under the symbol “PTHR.” There is currently no established public trading market for our common stock.

TRANSFER AGENT AND REGISTRAR

             is the transfer agent and registrar for our common stock.

Description of our outstanding indebtedness

In connection with the Acquisition, we entered into a senior secured credit facility provided by a syndicate of financial institutions and institutional lenders, with Antares Capital Corporation acting as agent. This senior secured credit facility was amended and restated on January 11, 2006. The credit agreement governing our senior secured credit facility provides for senior secured financing of up to $90,000,000, consisting of:

➢	a $20,000,000 revolving credit facility with a maturity in December 2011, and

➢	a $70,000,000 term loan facility with a maturity no later than December 2011, including a swing line loan sub-facility of $2,000,000.

All borrowings under our senior secured credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The revolving credit is also subject to a borrowing base of eligible accounts receivable.

Proceeds of the term loan, together with other sources of funds described under “Management’s discussion and analysis of financial condition and results of operations,” were used to finance the Acquisition, as described in “Certain relationships and related party transactions,” payment of a dividend and for the related repurchases of preferred stock and the payment of transaction fees and expenses. Proceeds of revolving loans, swing line loans and letters of credit are available to provide financing for working capital and general corporate purposes. Prior to the consummation of the offering, we intend to draw down on the amounts available under the revolving credit facility to terminate the management agreement in exchange for payment to Fenway Partners of a cash lump-sum termination fee equal to the net present value of the fees that would have been payable to Fenway Partners as described in “Certain relationships and related party transactions.”

The interest rates applicable to loans under the credit facility are equal to LIBOR or a base rate, plus an applicable margin percentage. The base rate is equal to the greater of (a) the rate of interest identified as the “Prime Rate” and normally published in the Money Rates section of The Wall Street Journal and (b) the sum of the Federal Funds Rate plus one half of one percent (0.5%). The applicable margin, which shall be adjusted from time to time, shall equal the applicable LIBOR margin or the base rate margin in effect from time to time, determined as set forth in the table below based upon the applicable leverage ratio then in effect pursuant to the appropriate column under the table:

Leverage Ratio	LIBOR Margin	Base Rate Margin
Greater than 4.50 to 1.0	4.00%	2.75%
Greater than 4.00 to 1.0, but less than or equal to 4.50 to 1.0	3.75%	2.50%
Greater than 3.50 to 1.0, but less than or equal to 4.00 to 1.0	3.50%	2.25%
Less than or equal to 3.50 to 1.0	3.00%	1.75%

Subject to certain exceptions, our credit facility requires mandatory quarterly payments of the term loan in certain specified amounts but no scheduled payment is specified for either the swing line loan or the revolving credit facility. Voluntary prepayments are permitted, in whole or in part, in amounts equal to or greater than $100,000, generally without penalty or premium. Mandatory prepayments are also required from the proceeds of certain asset sales and certain issuances of debt and equity, as well as from excess cash flow.

The obligations under the credit facility are guaranteed by us, Panther Transportation and Panther II, Inc. All of the capital stock of Panther Transportation held by us, and all of the capital stock of Panther

Description of our outstanding indebtedness

II, Inc. held by Panther Transportation has been pledged to the lenders. The credit facility is secured by substantially all of our assets as well as the assets of Panther Transportation and Panther II, Inc. In addition, our senior secured credit facility includes negative covenants that, subject to certain significant exceptions, limit our ability and the ability of our subsidiaries to (including but not limited to):

➢	Incur indebtedness or liens, directly or indirectly,

➢	Dispose of any assets other than as permitted under the credit facility,

➢	Merge or consolidate the business or dispose of all or substantially all of the assets,

➢	Make investments, acquisitions and loans,

➢	Prepay, redeem or purchase certain indebtedness, or

➢	Engage in certain transactions with affiliates.

The credit agreement also contains covenants restricting capital expenditures, senior leverage, fixed charge coverage and interest coverage.

Our credit facility contains certain customary representations and warranties, affirmative covenants and events of default provisions, including payment defaults, breach of representation and warranties, covenant defaults, certain cross-defaults, certain events of bankruptcy, material monetary judgments, certain events under ERISA, the non-enforceability of any documents evidencing the collateral under the credit facility, and change of control. Should such event of default occur, the lenders under our credit facility would be entitled to take various actions, including the termination of the revolving credit, acceleration of amounts due under the credit facility and all such actions permitted to be taken by such secured creditor.

Prior to the consummation of this offering, we intend to amend the credit agreement.

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of                     , we will have approximately              shares of our common stock outstanding after the completion of this offering. Of those shares, the              shares of common stock sold in this offering ( shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining              shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

LOCK-UP AGREEMENTS

The holders of approximately          shares of outstanding common stock as of the closing of this offering and the holders of shares of common stock underlying options and warrants as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Bear, Stearns & Co. Inc. See “Underwriting—No sale of similar securities.”

RULE 144

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

➢	the average weekly trading volume of our common stock on Nasdaq during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

RULE 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds

Shares eligible for future sale

options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

SALE OF RESTRICTED SHARES

The              shares of our common stock that were outstanding on                     , will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration, approximately as follows:

➢	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

➢	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

REGISTRATION RIGHTS

Our Stockholders Agreement provides for certain registration rights with respect to our common shares. Pursuant to such registration rights, we will agree to register shares of our common stock owned by parties to the Stockholders Agreement under the following circumstances:

➢	Demand Rights. Fenway Partners has the right to request that we register their respective shares of our common stock for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 60 days if our board of directors determines that registration at such time would require disclosure that would materially and adversely affect us.

➢	Piggyback Rights. If at any time we propose to register the offer and sale of our capital stock, for our own account or for resale by our stockholders, the stockholders party to our registration rights agreement may elect to include in such registration statement a pro rata share of the common stock each such person holds.

➢	Lockup. In consideration of these registration rights, the Stockholders Agreement requires the parties to agree not to sell shares or request a registration statement for the sale of their shares for a period of 180 days following the effective date of our initial public offering.

A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering based on an order of priority set forth in the registration rights agreement. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Shares eligible for future sale

STOCK OPTIONS

We intend to file a registration statement under the Securities Act covering all shares of common stock reserved for issuance under our 2006 Equity Incentive Plan. This registration statement is expected to be filed as soon as practicable after the effective date of this offering.

As of March 31, 2006 there were options to purchase 391,373 shares outstanding under our 2006 Equity Incentive Plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Bear, Stearns & Co. Inc. are the representatives of the underwriters and joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock from us listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares on a pro rata basis in approximately the same proportion to the amounts specified in the table above.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to     % of the shares of common stock for sale at the public offering price set forth on the cover page of this prospectus to persons who are directors, officers and employees through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the directed share program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities

Underwriting

Act, in connection with the sales of the directed shares. We have been advised by                          that any participants in the directed share program who purchase more than $                 of our common stock will be required to sign a lock-up agreement, the form of which will be the same as that of the lock-up agreements to be entered into by all of our directors, officers and existing stockholders. See “Shares eligible for future sale—Lock-up agreements” for a description of the material terms of these agreements.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and all of our existing stockholders have entered, and certain individuals who purchase shares of our common stock in this offering through the directed share program may enter, into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion, release all or some of the securities from these lock-up agreements. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Underwriting

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

LISTING

We expect to apply to have our common stock approved for quotation on the Nasdaq under the trading symbol “PTHR.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is             .

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales; imposition of penalty bids; and

➢	syndicate-covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may he higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation by us and the representatives of the underwriters. The principal factors considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive customary fees.

Legal matters

An opinion regarding the legality of the shares of common stock being offered in this offering is being provided by Ropes & Gray LLP, Boston, Massachusetts. Some partners of Ropes & Gray LLP are members in RGIP, LLC, which is a member of Fenway Panther Holdings, LLC, which beneficially owns 16,336 shares of our preferred stock and 2,355,000 shares of our common stock. RGIP, LLC is also an investor in Fenway Partners Capital Fund II, L.P. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

Experts

The consolidated balance sheet of Panther Expedited Services, Inc. at December 31, 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows of Panther Expedited Services for the period from June 11, 2005 through December 31, 2005 (Successor) and of Panther II Transportation, Inc. for the period from January 1, 2005 through June 10, 2005 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Panther Transportation at December 31, 2004 and for the two years in the period ended December 31, 2004, appearing in this prospectus and in the Registration Statement have been audited by Moore Stephens Apple, an independent public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

We maintain an internet website at www.pantherexpedite.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Panther Expedited Services, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$2,004
Accounts receivable—trade, net	23,008	24,268
Income taxes receivable	1,555	999
Deferred tax assets	274	274
Advances to owner-operators	1,702	1,286
Other current assets	920	821

Total current assets	27,459	29,652
PROPERTY AND EQUIPMENT, NET	4,565	4,732

OTHER ASSETS
Goodwill	72,967	72,035
Intangibles, net	86,307	88,213
Deferred financing costs and other	5,779	1,824

Total other assets	165,053	162,072

TOTAL ASSETS	$197,077	$196,456

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

(amounts in thousands, except share data)

	March 31, 2006	December 31, 2005
	(unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$1,000	$—
Accounts payable	7,179	5,689
Current maturities of long-term debt	2,625	2,600
Accrued expenses	2,496	4,744
Owner operator escrow	1,711	1,544

Total current liabilities	15,011	14,577

LONG-TERM LIABILITIES
Deferred tax liability	33,209	32,948
Long-term debt	92,240	54,750

Total long term liabilities	125,449	87,698

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 4,000,000 shares authorized, 3,025,791 shares in 2006 and 2,700,000 shares in 2005 issued and outstanding	30	27
Preferred stock, $.01 par value, 100,000 shares authorized, 21,224 shares in 2006 and 63,000 shares in 2005 issued and outstanding	21,385	63,000
Additional paid-in capital	34,862	27,270
Accumulated other comprehensive income	433	218
Retained earnings	(93)	3,666

Total stockholders’ equity	56,617	94,181

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$197,077	$196,456

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	Three-Month Period Ended March 31,
	Successor 2006	Predecessor 2005
	(unaudited)	(unaudited)
Revenues	$37,930	$31,793

Operating expenses
Purchased transportation	25,644	21,987
Personnel and related benefits	4,014	3,473
Insurance and claims	596	748
Depreciation and amortization	2,122	249
Other operating expenses	2,475	1,875

Total operating expenses	34,851	28,332

Operating income	3,079	3,461

Other income (expense)
Interest expense	(4,043)	(133)
Other income	—	35

Total other income (expense)	(4,043)	(98)

Income before income taxes	(964)	3,363

Income tax benefit	(369)	—

NET (LOSS) INCOME	$(595)	$3,363

Reconciliation of Net Income to Net (Loss) Income Available to Common Stockholders
Net (loss) income	$(595)	$3,363
Undeclared cumulative preferred dividends	(995)	—

Net (loss) income available to common stockholders	$(1,590)	$3,363

Per Share Amounts—Basic and Assuming Dilution:
Net (loss) income per share—basic and assuming dilution	$(0.53)	$332.99

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	Three-Month Period Ended March 31,
	Successor 2006	Predecessor 2005
	(unaudited)	(unaudited)
Cash flow from operating activities
Net (Loss) Income	$(595)	$3,363

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,122	249
Amortization of deferred financing costs	1,857	—
Interest expense payable in kind	390	—
Stock compensation expense	95	—
Changes in assets and liabilities that increase (decrease) cash flow from operations:
Accounts receivable—trade, net	1,260	733
Other current assets	(516)	(1,076)
Accounts payable	1,490	1,228
Accrued expenses	(2,248)	(34)
Taxes receivable/payable	(556)	—
Other current liabilities	167	16

Total adjustments	4,061	1,116

Net cash provided by operating activities	3,466	4,479

Cash flow from investing activities
Additions to property and equipment	(48)	(90)
Acquisition costs	(500)	—
Cash paid to previous shareholders	(432)	—

Net cash used in investing activities	(980)	(90)

Cash flow from financing activities
Proceeds from issuance of stock	9,900	—
Cash used to repurchase preferred stock	(47,179)	—
Repayment of predecessor debt	(57,350)	—
Financing costs	(5,336)	—
Line of credit—net	1,000	(1,562)
Payments on long-term debt	(625)	(434)
Distributions paid		(1,200)
Proceeds from issuance of long-term debt	95,100	—

Net cash used in financing activities	(4,490)	(3,196)

Net increase (decrease) in cash and equivalents	(2,004)	1,193

Cash and cash equivalents, beginning of period	2,004	—

Cash and cash equivalents, end of period	$(0)	$1,193

Cash paid during the quarter for
Interest	$1,739	$134
Income taxes	$366	$69

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(amounts in thousands, except per share data)

(unaudited)

	Class A Voting Common Stock		Class B Non-Voting Stock		Additional Paid in Capital	Accu- mulated Other Compre- hensive Income	Retained Earnings	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount
PREDECESSOR
Balance at January 1, 2005	1,010	$0	9,090	$1	$108	$—	$5,492	$5,601
Net Income and Comprehensive Income	—	—	—	—	—	—	3,363	3,363
Shareholder Distributions	—	—	—	—	—	—	(1,200)	(1,200)

Balance at March 31, 2005	1,010	0	9,090	1	108	—	7,655	7,764

	Common Stock		Preferred Stock		Additional Paid in Capital	Accu- mulated Other Compre- hensive Income	Retained Earnings	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount
SUCCESSOR
Balance at December 31, 2005	2,700,000	$27	63,000	$63,000	$27,270	$218	$3,666	$94,181
Refinancing	325,791	$3	(41,776)	(41,615)	$7,497		(3,164)	(37,279)
Stock compensation					95			95

Unrealized gain on cash flow hedge						215		215
Net income							(595)	(595)

Comprehensive Income	—	—	—	—	—	215	(595)	(380)

Balance at March 31, 2006	3,025,791	$30	21,224	$21,385	$34,862	$433	$(93)	$56,617

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share data)

(Unaudited)

NOTE A—DESCRIPTION OF BUSINESS

Panther Expedited Services, Inc. (a holding company) and its subsidiaries (collectively, the “Company”) is a non-asset based provider of expedited ground transportation services in North America. The Company offers direct service to and from customer locations in the continental United States, Canada and Mexico. The Company’s entire network of cargo vans, straight trucks and tractors is owned, operated and maintained by owner-operators.

On June 11, 2005, Panther Expedited Services, Inc. (individually, “Panther Expedited Services”), a newly formed company affiliated with investment funds managed by Fenway Partners through an acquisition subsidiary, purchased all of the shares of Panther II Transportation, Inc. (individually, “Panther Transportation”), other than a portion of the shares held by a trust for which Dan Sokolowski, the chief executive officer, serves as trustee (the “Acquisition”). Immediately upon the completion of the Acquisition, pursuant to an agreement and plan of merger, the acquisition subsidiary was merged with and into Panther Transportation, with Panther Transportation continuing as the surviving corporation and a wholly owned subsidiary of Panther Expedited Services. In connection with the Acquisition, Mr. Sokolowski’s trust contributed all of its shares in Panther Transportation to Panther Expedited Services in exchange for shares of common and preferred stock of Panther Expedited Services.

NOTE B—UNAUDITED INTERIM FINANCIAL INFORMATION

The financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company’s financial position and the results of operations, cash flows and changes in stockholders’ equity for the interim periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes as of and for the year ended December 31, 2005 included elsewhere in this prospectus. The December 31, 2005 consolidated balance sheet has been derived from the Company’s audited consolidated financial statements at that date. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

NOTE C—REFINANCING AND PRIVATE PLACEMENT

On January 11, 2006, Panther Transportation amended its existing senior secured credit facility and converted the outstanding balances of the existing senior secured term loans into a portion of a new term loan and borrowed an additional $12.6 million for an aggregate $70.0 million in term loan borrowings. In addition, the company issued $25.1 million of 14.0% Senior Subordinated Notes (Notes) due July 31, 2012, and Panther Expedited Services issued 2,239 additional shares of new preferred stock for $2.4 million and 325,791 additional shares of new common stock for $7.5 million as part of a private placement to a third-party investor. The proceeds from the incremental Term Loans, Notes, preferred stock and common stock were used to repurchase 44,015 shares of outstanding preferred stock from the Company’s stockholders.

See Note F—Debt for more information on the new senior secured credit facility and Notes and Note G—Equity for more information on the new preferred stock and common stock.

NOTE D—INTEREST RATE SWAPS

Interest rate swaps are used by the Company to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

(Unaudited)

The Company uses interest rate swaps to effectively convert a portion of variable-rate unsecured note-payable borrowing to a fixed rate, thus reducing the impact of interest rate changes on future interest expense. As of March 31, 2006, the Company had interest rate contracts outstanding, with underlying notional amounts of $30 million, requiring interest to be paid at 4.5975% and maturing on August 30, 2010 and $5 million, requiring interest to be paid at 5.1975% and maturing on May 29, 2009. The fair value of the interest rate contracts is the amount quoted by the financial institution that the Company would receive to terminate the agreement. At March 31, 2006 and December 31, 2005, the Company recorded $0.7 million and $0.2 million, respectively, in other assets.

NOTE E—GOODWILL AND INTANGIBLE ASSETS

The Company’s goodwill and intangible assets consist of the following as of March 31, 2006 and December 31, 2005:

		March 31, 2006
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Value
Goodwill	N/A	$72,967	$—	$72,967
Proprietary Software	7	38,900	4,631	34,269
Customer Relations	18	37,200	1,722	35,478
Trade Name	N/A	14,400	—	14,400
Other	N/A	2,160	—	2,160

Total		$165,627	$6,353	$159,274

		December 31, 2005
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Value
Goodwill	N/A	$72,035	$—	$72,035
Proprietary Software	7	38,900	3,242	35,658
Customer Relations	18	37,200	1,205	35,995
Trade Name	N/A	14,400	—	14,400
Other	N/A	2,160	—	2,160

Total		$164,695	$4,447	$160,248

For the years 2006 through 2010, the Company expects to recognize approximately $7.6 million of annual amortization associated with the intangible assets.

NOTE F—DEBT

On January 11, 2006, Panther Transportation amended its existing senior secured credit facility and converted the outstanding balances of the existing senior term loans into a portion of a new secured term loan and borrowed an additional $12.6 million for an aggregate $70.0 million in term loan borrowings. The senior secured credit facility also provides for revolving and swing line loans of up to $20.0 million subject to a borrowing base limitation of 85% of eligible accounts receivable. The Company has $1.0 million in swing line borrowings on March 31, 2006.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

(Unaudited)

Interest accrues on amounts outstanding under the revolving, swing line and term loans, at the Company’s option, at a rate of LIBOR plus 3.75% or an alternate base rate plus 2.50%. Interest rates are adjusted periodically based upon the applicable leverage ratio in effect.

In addition, on January 11, 2006, Panther Transportation issued $25.1 million of 14.0% Senior Subordinated Notes due July 31, 2012. For the first two years of the Notes, interest payable on the Notes shall consist of (i) 7% per annum payable quarterly in cash and (ii) at the option of the Company, the remaining 7% payable quarterly either (a) in cash or (b) through an increase in the principal amount of the Notes. After the second anniversary, interest payable on the Notes shall consist of (i) 12% per annum payable quarterly in cash (ii) at the option of the Company, the remaining 2% payable quarterly either (a) in cash or (b) through an increase in the principal amount of the Notes. The Company shall have the option to pay the entire amount of the interest payable on the Notes through an increase in the principal amount of the Notes; provided, however, in such case, the interest payable on the Notes shall be increased to a rate of 16% percent.

As a part of the refinancing, the Company incurred financing fees that are amortized over the life of the loan using the effective interest method. As of March 31, 2006, the Company has $5.0 million in deferred financing fees that are being amortized over the remaining life of the loans.

The senior secured credit facility contains covenants restricting, among other things, the incurrence of indebtedness and the making of certain payments, including dividends. The Company must also fulfill customary financial covenants.

Long-term debt at March 31, 2006 and December 31, 2005 consisted of the following:

	March 31, 2006	December 31, 2005
Senior secured credit facility, interest payable in monthly installments at variable rate of interest based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio. At March 31, 2006, the Company’s applicable margin was 3.75% and the interest rate was 8.58%. Principal payments are due on a quarterly basis based upon an agreed-upon payment schedule. The outstanding balance on the loan is due on December 31, 2011	$69,375	$—

14.0% Senior Subordinated Notes due July 31, 2012. Interest accrues and is payable on a quarterly basis	25,490	—

Term Loan A, interest payable in monthly installments at variable rate of interest based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio. At December 31, 2005, the Company’s applicable margin was 3.50% and the interest rate was 7.89%. Principal payments in the amount of $650 are due on a quarterly basis. The outstanding balance on the loan is due on June 30, 2011	—	49,350

Term Loan B, interest payable in monthly installments at variable rate of interest based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio. At December 31, 2005, the Company’s applicable margin was 3.50% and the interest rate was 7.89%. The outstanding balance on the loan is due on November 30, 2011	—	8,000

Total Debt	$94,865	$57,350
Less: Current maturities	2,625	2,600

Long-term debt	$92,240	$54,750

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

(Unaudited)

Long-term debt maturing in succeeding years is as follows:

Years ending December 31, 2006	$1,875
2007	3,000
2008	3,500
2009	4,000
2010	4,500
Thereafter	77,990

$94,865

NOTE G—STOCKHOLDERS’ EQUITY

On January 11, 2006, Panther Expedited Services issued an additional 325,791 shares of common stock and 2,239 shares of preferred stock to third party investors as part of a private placement that also included the issuance of Notes. The proceeds of the private placement were used to repurchase 44,015 shares of preferred stock from the Company’s stockholders.

Common Stock

The outstanding shares of Common Stock of Panther Expedited Services at March 31, 2006 and December 31, 2005 consist of 3,025,791 and 2,700,000 shares at $.01 par value, respectively.

Preferred Stock

On January 11, 2006, the dividend rate on the Cumulative Preferred Stock was changed from 12% to 14%. The outstanding shares of 14% Cumulative Preferred Stock of the Company at March 31, 2006 consist of 21,224 shares at $.01 par value. The preferred stock rank senior in right of payment to all other classes or series of capital stock of the Company as to dividends and upon liquidation, dissolution or winding up of the Company.

Stock Options

The Company implemented a stock option plan in 2005 in connection with the Acquisition of the Company. Through the plan, the Company offers Panther Expedited Services, Inc. shares of common stock to key management employees and to assist in the recruitment of qualified employees and non-employee directors. The Company plan consists of options for common stock that vest over 5 years (“Time Vested”) and options of common stock that vest based on the Company’s financial performance in achieving its defined earnings before interest, taxes, depreciation and amortization (EBITDA) goals.

Under the plan, the Company has 476,471 authorized options available for grant. As of March 31, 2006, the Company has granted 248,170 options with a share exercise price of $10.00 and 143,203 options with an exercise price of $23.02. Of the granted options, 159,191 are Time Vested and 232,181 are EBITDA Vested. 24,023 options were vested as of March 31, 2006.

The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0% for options for common shares, a weighted-average risk free interest rate of 3.9%, and an expected life of the option of 5 years. The Company used 45% as the expected volatility of its share price. The Company based the expected volatility on other public companies with similar characteristics of the Company. The options were valued at $4.46 at the date of grant and the Company recognized $95 in compensation expense during the three-month period ended March 31, 2006.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

(Unaudited)

NOTE H—INCOME TAX PROVISION

	Successor 2006	Predecessor 2005
Provision for income taxes	$(369)	$—
Effective tax rate	38%	—%

The Company’s provision for income taxes in interim periods is computed by applying an estimated annual effective tax rate against income (loss) before income taxes for the period. Non-recurring or discrete items are recorded during the period in which they occur.

The effective tax rate for the first quarter of 2006 was higher than the U.S. Federal statutory tax rate due to non-deductible expenses and state and local income taxes, net of federal benefit.

The Company did not record a provision for income taxes for the quarter ended March 31, 2005 due to its Subchapter S election. As a result of the acquisition, the Company revoked its Subchapter S election and recorded a provision for income taxes for the three-month period ended March 31, 2006.

NOTE I—DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan covering all full-time employees meeting specific age and service requirements. Company contributions are discretionary and determined annually by the Board of Directors. For the three-month period ended March 31, 2006 and 2005, the Company’s contributions paid was $132 and $74, respectively.

Segment Reporting—In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management evaluates the Company as one reporting segment in the expedited transportation industry. The Company provides single-source solutions for time critical shipments offering direct service to and from customer locations through its wholly owned subsidiaries. The Company’s service offerings consist primarily of time critical expedited transportation of dry freight and customized services for customers whose shipments require special handling. Substantially all of the Company’s operations and assets are located within the United States.

NOTE J—SEGMENT REPORTING

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management evaluates the Company as one reporting segment in the expedited transportation industry. The Company provides single-source solutions for time-critical shipments offering direct service to and from customer locations through its wholly owned subsidiaries. The Company’s service offerings consist primarily of time-critical expedited transportation of dry freight and customized services for customers whose shipments require special handling. Substantially all of the Company’s operations and assets are located within the United States.

NOTE K—SEASONALITY

The Company’s operations are subject to seasonal trends common to the trucking industry. The results of our operations for the first fiscal quarter are typically lower than the results for our second, third and fourth quarters.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

(Unaudited)

NOTE L—NEW ACCOUNTING STANDARDS

SFAS No. 154:    In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company adopted SFAS No. 154 on January 1, 2006 and will apply SFAS No. 154 in future periods, when applicable. The adoption did not impact the Company’s results of operations and financial position.

SFAS No. 155:    In May 2005, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments,” which is an amendment of SFAS No. 133 and 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies must apply the standard prospectively. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations and financial position.

NOTE M—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three months ended March 31:

	2006	2005

Earnings Per Share Calculation—Basic and Assuming Dilution
Net income	$(595)	$3,363
Cumulative redeemable preferred stock dividends	(995)	—

Income (loss) available to common stockholders	(1,590)	3,363

Weighted-average shares outstanding	2,989,592	10,100

Net earnings (loss) per share—basic and assuming dilution	$(0.53)	$332.99

For the three-month period ended March 31, 2006, options to purchase 75,190 shares of common stock that could potentially dilute net income (loss) per share were not included in the computation because to do so would have been antidulitive.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of

Panther Expedited Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Panther Expedited Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the period from June 11, 2005 through December 31, 2005 and the period from January 1, 2005 through June 10, 2005 (date of acquisition of Panther II Transportation, Inc.) (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Panther Expedited Services, Inc. and Subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the period from June 11, 2005 through December 31, 2005 and the period January 1, 2005 through June 10, 2005 (Predecessor) in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 31, 2006

Panther Expedited Services, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

(Amounts in thousands)

December 31, 2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,004
Accounts receivable—trade, net	24,268
Income taxes receivable	999
Deferred tax assets	274
Advances to owner-operators	1,286
Other current assets	821

Total current assets	29,652
PROPERTY AND EQUIPMENT, NET	4,732

OTHER ASSETS
Goodwill	72,035
Intangibles, net	88,213
Deferred financing costs and other	1,824

Total other assets	162,072

TOTAL ASSETS	$196,456

The accompanying notes are an integral part of these consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET—(Continued)

(Amounts in thousands, except share data)

December 31, 2005
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$5,689
Current maturities of long-term debt	2,600
Accrued expenses	4,744
Owner operator escrow	1,544

Total current liabilities	14,577

LONG-TERM LIABILITIES
Deferred tax liability	32,948
Long-term debt	54,750

Total long term liabilities	87,698

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 4,000,000 shares authorized, 2,700,000 shares issued and outstanding	27
Preferred stock, $.01 par value, 100,000 shares authorized, 63,000 shares issued and outstanding	63,000
Additional paid-in capital	27,270
Accumulated other comprehensive income	218
Retained earnings	3,666

Total stockholders’ equity	94,181

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$196,456

The accompanying notes are an integral part of these consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

	Successor for the period from June 11, 2005 to December 31, 2005	Predecessor for the period from January 1, 2005 to June 10, 2005

Revenues	$96,151	$60,580
Operating expenses
Purchased transportation	66,214	41,926
Personnel and related benefits	12,120	6,138
Insurance and claims	1,240	1,299
Depreciation and amortization	4,989	433
Other operating expenses	5,741	4,098

Total operating expenses	90,304	53,894

Operating income	5,847	6,686
Other income (expense)
Interest expense	(2,910)	(261)
Other income	86	35
Seller’s transaction costs	—	(3,146)

Total other income (expense)	(2,824)	(3,372)

Income before income taxes	3,023	3,314
Income taxes (benefit)	(643)	—

NET INCOME	$3,666	$3,314

RECONCILIATION OF NET INCOME TO NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS
Net income	$3,666	$3,314
Undeclared cumulative preferred dividends	(4,288)	—

Net income (loss) available to common stockholders	$(622)	$3,314

PER SHARE AMOUNTS—BASIC AND ASSUMING DILUTION
Net income (loss) per share—basic and assuming dilution	$(0.23)	$328.13

The accompanying notes are an integral part of these consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands)

	Successor for the period from June 11, 2005 to December 31, 2005	Predecessor for the period from January 1, 2005 to June 10, 2005

Cash flow from operating activities
Net Income	$3,666	$3,314
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	542	433
Amortization	4,447	—
Deferred taxes	(3,165)	—
Stock compensation expense	297	—
Seller’s transaction costs	—	3,146
(Gain) on disposal of property	(86)	(35)
Changes in assets and liabilities that increase (decrease) cash flow from operations
Accounts receivable—trade, net	(2,580)	(1,747)
Advances to owner-operators and other current assets	(326)	(840)
Deferred financing costs and other	77	133
Accounts payable	(714)	598
Accrued expenses	1,740	62
Taxes receivable	(999)	—
Other current liabilities	104	31

Total adjustments	(663)	1,781

Net cash provided by operating activities	3,003	5,095

Cash flow from investing activities
Additions to property and equipment	(393)	(324)
Acquisition of predecessor equity	(131,215)	—
Proceeds from sale of assets	137	38

Net cash used in investing activities	(131,471)	(286)

Cash flow from financing activities
Net proceeds from issuance of Panther Expedited Services Stock	85,842	—
Repayment of predecessor debt	(11,720)	—
Financing costs	(1,735)	—
Line of credit—net	—	2,336
Payments on long-term debt	(4,150)	(890)
Distributions paid	—	(5,520)
Proceeds from issuance of long-term debt	61,500	—

Net cash provided by (used in) financing activities	129,737	(4,074)

Net increase in cash and equivalents	1,269	735

Cash and cash equivalents, beginning of period	735	—

Cash and cash equivalents, end of period	$2,004	$735

Cash paid during the year for
Interest	$2,700	$261
Income taxes	$3,245	$224

The accompanying notes are an integral part of these consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in thousands, except share data)

	“Class A Voting Common Stock		Class B Non- Voting Common Stock”		Additional Paid in Capital	Accu- mulated Other Compre- hensive Income	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

PREDECESSOR
Balance at January 1, 2005	1,010	$0	9,090	$1	$108	$—	$5,492	$5,601
Net Income and Comprehensive Income	—	—	—	—	—	—	3,314	3,314
Shareholder Distributions	—	—	—	—	—	—	(5,520)	(5,520)
Seller’s transaction costs	—	—	—	—	3,146	—	—	3,146
Conversion from SubChapter S-Corp. to C-Corp.	—	—	—	—	3,286	—	(3,286)	—

Balance at June 10, 2005	1,010	$0	9,090	$1	6,540	$—	$—	$6,541

	Common Stock		Preferred Stock		Additional Paid in Capital	Accu- mulated Other Compre- hensive Income	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

SUCCESSOR
Balance at June 11, 2005	2,700,000	27	63,000	63,000	26,973	—	—	90,000
Stock Compensation	—	—	—	—	297	—	—	297

Net Income	—	—	—	—	—	—	3,666	3,666
Unrealized gain on cash flow hedge	—	—	—	—	—	218	—	218

Comprehensive Income	—	—	—	—	—	218	3,666	3,884

Balance at December 31, 2005	2,700,000	$27	63,000	$63,000	$27,270	$218	$3,666	$94,181

The accompanying notes are an integral part of these consolidated financial statements.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share data)

NOTE A—DESCRIPTION OF BUSINESS AND ACQUISITION

Panther Expedited Services, Inc. (a holding company) and its subsidiaries (collectively, the “Company”) is a non-asset based provider of expedited ground transportation services in North America. The Company offers direct service to and from customer locations in the continental United States, Canada and Mexico. The Company’s entire network of cargo vans, straight trucks and tractors is owned, operated and maintained by owner-operators.

On June 11, 2005, Panther Expedited Services, Inc. (individually, “Panther Expedited Services”), a newly formed company affiliated with investment funds managed by Fenway Partners (the Acquirer), through an acquisition subsidiary, purchased all of the shares of Panther II Transportation, Inc. (individually, “Panther Transportation”), other than a portion of the shares held by a trust for which Dan Sokolowski, the chief executive officer, serves as trustee (the “Acquisition”). Immediately upon the completion of the Acquisition, pursuant to an agreement and plan of merger, the acquisition subsidiary was merged with and into Panther Transportation, with Panther Transportation continuing as the surviving corporation and a wholly owned subsidiary of Panther Expedited Services. In connection with the Acquisition, Mr. Sokolowski’s trust contributed all of its shares in Panther Transportation to Panther Expedited Services in exchange for shares of common and preferred stock of Panther Expedited Services.

The acquisition has been accounted for using the purchase method of accounting under Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations.” The purchase price allocation has been prepared on a preliminary basis as there may be changes to purchase price allocation subsequent to the receipt of the fixed asset appraisal. The total purchase price has been allocated to the tangible and intangible assets and liabilities acquired based upon their fair values as follows:

Current Assets	$26,641
Net Property and Equipment	4,943
Goodwill	72,035
Other Identified Intangibles	92,660
Deferred Financing Fees	1,735
Other	46

Total Assets	$198,060

Current Liabilities	$10,717
Deferred Tax Liability	35,843
Long-Term Debt	61,500
Stockholders’ Equity	90,000

Total Liabilities and Stockholders’ Equity	$198,060

The allocation of the purchase price resulted in $72,035 in goodwill which is non-deductible for tax purposes, and $92,660 in intangible assets, including $37,200 of customer relationships with estimated useful life of 18 years, $38,900 of INTRANS software with estimated useful life of 7 years and $16,560 of other intangibles, including Trade Name, that have indefinite lives.

Unaudited pro forma consolidated statement of operations for 2005, as if the Company acquired Panther II Transportation as of the beginning of those periods, follows. The unaudited pro forma results is prepared based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma results is provided for comparison and analysis purposes only and should not be

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

considered indicative of actual results that would have been achieved had the acquisition actually been consummated on the date indicated and do not purport to be indicative of results of operations as of any future period.

Unaudited Pro Forma Consolidated Statement of Operations
2005
Net sales	$156,731
Net income	2,858
Undeclared cumulative preferred dividends	(7,938)

Net loss available to common stockholders	(5,080)

Net loss per common share
Basic and assuming dilution	$(1.88)

In connection with the acquisition, the Company restructured its debt. Panther Transportation paid off its existing debt and entered into a $60 million term loan with a $20 million line of credit. The proceeds were used to acquire the stock of Panther Transportation.

As a result of the application of purchase accounting under SFAS No. 141, the Company’s consolidated financial statements as of and for the periods ending after June 10, 2005 are not comparable to the financial statements of the Predecessor. Black lines on the consolidated financial statements distinguish between Predecessor and Successor Company consolidated statements of income, cash flows and stockholders’ equity transactions.

In connection with the acquisition, the Company issued 63,000 shares of 12% Cumulative Preferred Stock which is valued at $1,000 per share and earns dividends at an annual rate of 12%. No dividends were declared during 2005; however, dividends in arrears at December 31, 2005 were $4,288.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of Consolidation

The consolidated financial statements include the accounts of Panther Expedited Services and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Since the date of the Acquisition (see Note A), the accompanying consolidated financial statements include fair value adjustments to assets and liabilities, including goodwill, other intangible assets and the subsequent impact to amortization expenses.

2.    Use of Estimates

The presentation of consolidated financial statements in conformity with U.S. generally accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3.    Revenue Recognition

The Company recognizes revenue as earned on the date of completion of freight delivery. Fuel charges passed on to the Company’s owner-operators are not included in revenue and operating expenses.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

4.    Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

5.    Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are presented in the Company’s consolidated balance sheets net of an allowance for doubtful accounts of $415 at December 31, 2005.

6.    Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Telecommunications equipment	10 years
Trailers	10 years
Software	3 years
Automobiles	5-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	10 years

Expenditures for maintenance and repairs are charged to expense as incurred.

The following is a summary of property and equipment, at cost less accumulated depreciation at December 31, 2005:

Telecommunications equipment	$1,731
Trailers & Automobiles	2,055
Furniture & fixtures	788
Leasehold improvements	369

4,943
Less: accumulated depreciation	211

$4,732

7.    Interest Rate Swap Agreement

Interest rate swaps are used by the Company to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company uses an interest rate swap to effectively convert a portion of variable-rate unsecured note-payable borrowing to a fixed rate, thus reducing the impact of interest rate changes on future interest expense.

8.    Income Taxes

As part of the Acquisition, the Company revoked its Subchapter S election of the Internal Revenue Code of 1986. The amounts included for taxes prior to June 10, 2005 reflect the Subchapter S status that the

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

Company had at that time. Subsequent to the Acquisition, the Company accounts for income taxes in accordance with SFAS No. 109—“Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company reviews the recoverability of any tax assets recorded on the balance sheet and provides any necessary allowances as required.

9.    Goodwill and Other Intangible Assets with Indefinite Lives

The Company reviews goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more frequently if events or circumstances change that may impact the value of these assets, in accordance with SFAS No. 142—“Goodwill and Other Intangible Assets.” The impairment test is conducted using a fair-value based approach. Management performs the annual impairment analysis utilizing a discounted cash flow model, which considers forecasted operating results discounted at an estimated weighted average cost of capital. The Company conducted its impairment test as of December 31, 2005 noting no impairment to its goodwill or other intangible assets.

10.    Long-Lived Assets with Depreciable or Amortizable Lives

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Depreciation on assets held for sale is discontinued and such assets are reported at the lower of the carrying amount or fair value less costs to sell.

11.    Self-Insurance Accruals

The Company is generally self-insured for losses and liabilities related primarily to vehicle liability and general liability claims. The Company uses commercial insurance as a risk mitigation strategy to minimize catastrophic losses for these types of claims. The Company’s retention for liability is $750 per event. Ultimate losses are accrued based on estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company-specific experience.

The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses can change as claims mature. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total cost of claims at December 31, 2005 were determined by external consulting actuaries; the resulting accruals are continually reviewed by management, and any adjustments arising from changes in estimates are reflected in income currently. The self-insurance accruals are based on estimates and while management believes that the amounts accrued are adequate, the ultimate claims may be in excess of, or less than the amounts provided.

The Company changed its method of estimating its self-insurance accruals as of December 31, 2005 from using industry data to a Company specific risk profile to develop its risk factors.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

12.    Stock-Based Compensation

The Company adopted SFAS No. 123 (revised) “Share Based Payment” in connection with the Acquisition and implemented its Stock Option Plan. The Company based its fair value methodology on the Black-Scholes formula. Compensation expense is recognized based on a pro rata share of the option valuation, which is based on certain assumptions made by management of the Company, including dividend yield, risk free interest rate and expected volatility of the Company’s share price.

13.    Advances to Owner Operators

The Company advances funds to truck operators to pay for operational expenses, such as fuel, prior to the completion of the transaction.

14.    Concentration of Credit Risk

Concentration of credit risk in accounts receivable is limited due to the Company’s large number of customers. The Company does not require collateral from its customers.

15.    Segment Reporting

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management evaluates the Company as one reporting segment in the transportation industry. The Company provides single-source solutions for time critical shipments offering direct service to and from customer locations through its wholly owned subsidiary. The Company’s service offerings consist primarily of time-critical expedited transportation of dry freight and customized services for customers whose shipments require special handling. Substantially all of the Company’s operations and assets are located within the United States.

16.    Accounting For Leases

Lease expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancelable lease.

17.    New Accounting Standards Not Yet Adopted

SFAS No. 154: In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 on January 1, 2006 and will apply SFAS No. 154 in future periods, when applicable. The adoption is not expected to have a material impact on the Company’s results of operations and financial position.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

SFAS No. 155: In May 2005, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments,” which is an amendment of SFAS No. 133 and 140 and allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Companies must apply the standard prospectively. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of operations and financial position.

NOTE C—GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the purchase price in excess of the fair value of the identified tangible and intangible net assets acquired. The Company’s Goodwill and Intangible assets consist of the following as of December 31, 2005:

	Useful Life	Cost	Accumulated Amortization	Net Value
Goodwill	N/A	$72,035	$—	$72,035
INTRANS Software	7	38,900	3,242	35,658
Customer Relations	18	37,200	1,205	35,995
Trade Name	N/A	14,400	—	14,400
Other	N/A	2,160	—	2,160

Total		$164,695	$4,447	$160,248

For the years 2006 through 2010, the Company expects to recognize approximately $7.6 million of annual amortization associated with the intangible assets.

NOTE D—CASH AND CASH EQUIVALENTS

The Company deposits the majority of its cash in a commercial bank account. From time to time, cash balances in the account exceed federally insured limits. To date, the Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on its cash.

The Company has a cash management program with one of its financial institutions. Under this program, available cash remaining in the Company’s primary checking account at the end of each business day is invested in an overnight investment account comprised of money market funds. This account is uninsured. This invested amount is then returned to the regular checking account at the start of the next business day.

NOTE E—LETTERS OF CREDIT—SELF-INSURANCE PROGRAM

The Company has two letters of credit totaling $2,506 outstanding at December 31, 2005. The letters are maintained to back the Company’s self-insurance program, which has a liability retention of $750 per event.

NOTE F—STOCKHOLDERS EQUITY

Common Stock

The outstanding and authorized shares of Common Stock of Panther Expedited Services at December 31, 2005 consists of 2,700,000 shares at $.01 par value.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

Preferred Stock

The outstanding and authorized shares of 12% Cumulative Preferred Stock of the Company at December 31, 2005 consists of 63,000 shares at $.01 par value. The shares are valued at $1,000 per share and accrue interest at an annual rate of 12%. The preferred stock rank senior in right of payment to all other classes or series of capital stock of the Company as to dividends and upon liquidation, dissolution or winding up of the Company. As of January 11, 2006, the Company performed a refinancing—see subsequent events footnote M.

Stock Options

The Company implemented a stock option plan in 2005 in connection with the Acquisition. Through the plan, the Company offers Panther Expedited Services, Inc. shares of common stock to key management employees and to assist in the recruitment of qualified employees and non-employee directors. The Company plan consists of options for common stock that vest over 5 years (“Time Vested”) and options for common stock that vest based on the Company’s financial performance in achieving its financial performance goals.

Under the plan, as of December 31, 2005, the Company has 476,470.59 options available to be granted. The Company has granted 240,228.41 options as of December 31, 2005 with a share exercise price of $10. Of the granted options, 102,581.35 are Time Vested and 137,647.06 are earnings before interest, taxes, depreciation and amortization (EBITDA) Vested. 24,022.84 options were vested, have an intrinsic value of $313 and a remaining contractual term of 9.5 years, as of December 31, 2005.

The fair value of the options was estimated using the Black-Scholes option pricing model with the following assumptions for 2005: dividend yield of 0.0% for options for common shares, a weighted-average risk free interest rate of 3.9%, and an expected life of the option of 5 years. The Company used 45% as the expected volatility of its share price. The Company based the expected volatility on other public companies with similar characteristics of the Company. The options were valued at $4.46 at the date of grant and the Company recognized $297 in compensation expense during the period from June 11, 2005 to December 31, 2005. There were no stock based compensation expense recognized from January 1, 2005 to June 10, 2005. Total compensation expense related to nonvested awards not yet recognized total $774, which is expected to be realized over 4.5 years.

Distributions

From the period from January 1, 2005 to June 10, 2005, the following distributions were made to the common stockholders.

Date	Amount
January 28, 2005	$400
February 25, 2005	400
March 25, 2005	400
April 15, 2005	3,395
April 22, 2005	400
May 23, 2005	125
May 27, 2005	400

Total	$5,520

The common stockholder distributions were made primarily to pay taxes on their proportionate share of federal and state taxable income due by each of the stockholders.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

Additional Paid in Capital

The Company revoked its Subchapter S election of the Internal Revenue Code on June 8, 2005. In connection with this conversion, $3,286 of undistributed earnings has been reclassified to additional paid in capital as of June 8, 2005.

NOTE G—DEBT AND OTHER FINANCIAL INSTRUMENTS

On June 11, 2005 Panther Transportation was acquired and restructured its debt—See Note A—Description of Business and Acquisition. As a part of the refinancing, the Company incurred financing fees that are capitalized and amortized over the life of the loan using the effective interest method. As of December 31, 2005 the Company has $1,735 in capitalized finance fees that will be amortized over the remaining approximately six year life of the loans.

At December 31, 2005, Panther Transportation has an unsecured revolving line of credit with a bank for up to $20,000 subject to a borrowing base limitation of 85% of eligible accounts receivable. There was no balance on the line of credit at December 31, 2005. Interest is payable in monthly installments at a variable rate based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio as defined in the credit agreement. At December 31, 2005, the Company’s applicable margin was 3.50% and the interest rate was 7.89%.

Long-term debt at December 31, 2005 consisted of the following:

Unsecured note payable to a bank, interest payable in monthly installments at variable rate of interest based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio. At December 31, 2005, the Company’s applicable margin was 3.50% and the interest rate was 7.89%. Principal payments in the amount of $650 are due on a quarterly basis. The outstanding balance on the note is due on June 30, 2011	$49,350

Unsecured note payable to a bank, interest payable in monthly installments at variable rate of interest based on 30 day LIBOR plus applicable margin that is tied to the Company’s leverage ratio. At December 31, 2005, the Company’s applicable margin was 3.50% and the interest rate was 7.89%. The outstanding balance on the note is due on November 30, 2011	8,000

Total long-term debt	$57,350
Less: Current maturities	2,600

Net long-term debt	$54,750

The bank requires the Company to meet certain restrictive covenants relating to debt service coverage and debt leverage ratios. As of December 31, 2005, the Company has met these restrictive covenants.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

Long-term debt maturing in succeeding years is:

Years ending December 31, 2006	$2,600
2007	2,600
2008	2,600
2009	2,600
2010	2,600
Thereafter	44,350

$57,350

In 2001, the Company entered into an interest rate swap agreement with the bank. The agreement effectively changed the Company’s interest rate exposure on this variable-rate debt instrument to a fixed rate of 5.05%. On August 25, 2005, the interest rate swap was terminated. Also, on August 25, 2005, the Company entered into a new interest rate swap agreement that effectively changed the Company’s interest rate exposure on a notional amount of $30,000 to a fixed interest rate of 4.5975% and maturing on August 30, 2010. This agreement is designated as a cash flow hedging instrument. Based on the fair value quoted by the financial institution that the Company would receive to terminate the interest rate swap agreement, the Company recorded $218 in other assets of December 31, 2005.

During the year ended December 31, 2005, no gain or loss was recognized due to hedge ineffectiveness or as a result of the discontinuance of cash flow hedges. As the principal amounts currently designated under the interest rate swap are repaid, amounts currently recorded as accumulated other comprehensive income will result in a reclassification into earnings. Assuming interest rates remain constant, the Company anticipates approximately $9 will be recognized in earnings over the next 12 months.

NOTE H—TAXES

As a result of the Acquisition, the Company revoked its Subchapter S election of the Internal Revenue Code. As a result, the Company established a provision for Income Taxes for the period June 11, 2005 through December 31, 2005. The provision for income taxes for the period June 11, 2005 through December 31, 2005 consists of the following:

Current
Federal	$2,101
State	421

2,522

Deferred
Federal	(246)
State	(2,919)

(3,165)

Income Tax Benefit	($643)

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes at December 31, 2005 are as follows:

Deferred Tax Assets
Allowance for Doubtful Accounts	$157
Self-Insurance	323
Stock Compensation	107
Other	28

Total Deferred Tax Assets	615

Deferred Tax Liabilities
Intangible Assets	31,984
Depreciation	1,071
Prepaids	234

Total Deferred Tax Liabilities	33,289

Net Deferred Tax (Liabilities)	($32,674)

Tax Rate Reconciliation for the period June 11, 2005 through December 31, 2005:

Tax expense at statutory rate of 34%	$1,028
State income taxes, net of Federal benefit	(1,647)
Other	(24)

Total Tax Benefit	($643)

NOTE I—LEASES

The Company leases facilities and equipment under operating leases which expire at various dates through December 2014. For the period from June 11, 2005 to December 31, 2005 and for the period from January 1, 2005 to June 10, 2005, respectively, amounts expensed under these leases totaled $334 and $297, respectively.

Minimum future rental payments under existing leases are as follows:

Year ending December 31, 2006	$757
2007	639
2008	609
2009	343
2010	15

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

NOTE J—RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with Fenway Partners effective June 11, 2005. Under the management agreement, Fenway Partners received a one-time fee of $3,146 in connection with structuring and implementing the acquisition of the Company. In addition, Fenway Partners provides the Company with financial advisory and strategic planning services. For these services, Fenway Partners receives a monthly fee of $125, payable on a quarterly basis in advance. The Company expensed and paid $833 of management fees to Fenway Partners for the period from June 11, 2005 to December 31, 2005.

During the period from January 1, 2005 to June 10, 2005 and June 11, 2005 to December 31, 2005, the Company contracted for transportation services with two entities which are owned by an officer of the Company. The total amount of transportation services purchased from these companies for the period from June 11, 2005 to December 31, 2005 and for the period from January 1, 2005 to June 10, 2005, respectively, was $2,282 and $1,229. The Company believes the transactions were recorded at fair value. As of December 31, 2005, the Company no longer contracts with any businesses owned by officers of the Company.

NOTE K—PROFIT SHARING AND DEFINED CONTRIBUTION PLAN

The Company maintains a profit sharing and defined contribution plan covering all full-time employees meeting specific age and service requirements. Company contributions are discretionary and determined annually by the Board of Directors. For the period from June 11, 2005 to December 31, 2005 and for the period from January 1, 2005 to June 10, 2005, respectively, profit sharing contributions of $205 and $183 were declared and the aggregate contributions paid and expensed was $115 and $215.

NOTE L—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

	Successor for the period from June 11, 2005 to December 31, 2005	Predecessor for the period from January 1, 2005 to June 10, 2005

Earnings Per Share Calculation: Basic and Assuming Dilution
Net income	$3,666	$3,314
Cumulative redeemable preferred stock dividends	(4,288)	—

Net income (loss) available to common stockholders	$(622)	$3,314

Weighted-average shares outstanding	2,700,000	10,100

Net income (loss) per share—Basic and Assuming Dilution	$(0.23)	$328.13

For the period from June 11, 2005 to December 31, 2005, 484 stock options that could potentially dilute net income (loss) per common share were not included in the computation because to do so would have been antidulitive.

Panther Expedited Services, Inc. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share data)

NOTE M—SUBSEQUENT EVENTS

On January 11, 2006, Panther Transportation amended its existing senior secured credit facility and converted the outstanding balances of the existing senior term loans into a portion of a new secured term loan and borrowed an additional $12,600 for an aggregate $70,000 in term loan borrowings. The senior secured credit facility also provides for revolving and swing line loans of up to $20,000 subject to a borrowing base limitation of 85% of eligible accounts receivable. The Company has $1,000 in swing line borrowings on March 31, 2006.

Interest accrues on amounts outstanding under the revolving, swing line and term loans, at the Company’s option, at a rate of LIBOR plus 3.75% or an alternate base rate plus 2.50%. Interest rates are adjusted periodically based upon the applicable leverage ratio in effect.

In addition, on January 11, 2006, Panther Transportation issued $25,100 of 14.0% Senior Subordinated Notes due July 31, 2012. For the first two years of the Notes, interest payable on the Notes shall consist of (i) 7% per annum payable quarterly in cash and (ii) at the option of the Company, the remaining 7% payable quarterly either (a) in cash or (b) through an increase in the principal amount of the Notes. After the second anniversary, interest payable on the Notes shall consist of (i) 12% per annum payable quarterly in cash (ii) at the option of the Company, the remaining 2% payable quarterly either (a) in cash or (b) through an increase in the principal amount of the Notes. The Company shall have the option to pay the entire amount of the interest payable on the Notes through an increase in the principal amount of the Notes; provided, however, in such case, the interest payable on the Notes shall be increased to a rate of 16%.

As part of the refinancing, the Company incurred financing fees that are amortized over the life of the loan using the effective interest method. As of March 31, 2006, the Company has $4,955 in capitalized finance fees that will be amortized over the remaining life of the loans.

The senior secured credit facility contains covenants restricting, among other things, the incurrence of indebtedness and the making of certain payments, including dividends. The Company must also fulfill customary financial covenants.

In addition, Panther Expedited Services issued 2,239 additional shares of new preferred stock for $2,400 and 325,791 additional shares of new common stock for $7,500 as part of a private placement to a third-party investor. The proceeds form the incremental Term Loans, Notes, preferred stock and common stock were used to repurchase 44,015 shares of outstanding preferred stock from the Company’s stockholders.

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Panther II Transportation, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Panther II Transportation, Inc. and Subsidiary as of December 31, 2004 and the related statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panther II Transportation, Inc. and Subsidiary as of December 31, 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Moore Stephens Apple

Akron, Ohio

March 25, 2005

Panther II Transportation, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEET

(Amounts in thousands)

December 31, 2004
ASSETS

CURRENT ASSETS
Cash	$—
Accounts receivable—trade (net)	19,941
Prepaid expenses & other current assets	941

Total current assets	20,882

PROPERTY AND EQUIPMENT, NET	5,059

OTHER ASSETS
Deposits & licenses	47

Total other assets	47

TOTAL ASSETS	$25,988

The accompanying notes are an integral part of these consolidated financial statements.

Panther II Transportation, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEET—(Continued)

(Amounts in thousands, except per share data)

December 31, 2004
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$3,695
Accounts payable	5,806
Current maturities of long-term debt	1,573
Accrued expenses	2,941
Owner-operator escrow	1,409

Total current liabilities	15,424

LONG-TERM LIABILITIES
Long term debt	4,963

Total long term liabilities	4,963

STOCKHOLDERS’ EQUITY
Common stock, no par value, 10,100 shares authorized, issued and outstanding	1
Additional paid-in capital	108
Retained earnings	5,492

Total stockholders’ equity	5,601

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$25,988

The accompanying notes are an integral part of these consolidated financial statements.

Panther II Transportation, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands)

	Year Ended 12/31/2004	Year Ended 12/31/2003
Revenues	$132,139	$96,665
Operating expenses
Purchased transportation	91,017	66,240
Personnel and related benefits	14,354	12,283
Insurance and claims	3,837	2,658
Depreciation and amortization	819	834
Other operating expenses	7,305	6,693

Total operating expenses	117,332	88,708

Operating income	14,807	7,957
Other income (expense)
Interest expense	(393)	(369)
Other expense	(233)	(15)

Total other income (expense)	(626)	(384)

NET INCOME	$14,181	$7,573

Reconciliation of Net Income Available to Common Stockholders
Net income	$14,181	$7,573
Undeclared cumulative preferred dividends	—	—

Net income available to common stockholders	$14,181	$7,573

Per Share Amounts—Basic and Assuming Dilution
Net income per share—basic	$1,404.03	$749.81
Net income per share—assuming dilution	$1,404.03	$749.81

The accompanying notes are an integral part of these consolidated financial statements.

Panther II Transportation, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended 12/31/04	Year Ended 12/31/03
Net Income	$14,181	$7,573
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	819	834
Loss on disposal of property	234	16
Changes in assets and liabilities that increase (decrease) cash flow from operations
Accounts receivable—trade (net)	(3,898)	(4,447)
Prepaid expenses and other current assets	1,015	(682)
Other assets	4	145
Accounts payable	(29)	2,592
Accrued expenses	656	785
Owner-operator escrow	353	(181)

Total adjustments	(846)	(938)

Net cash provided by operating activities	13,335	6,635

Cash flow from investing activities
Additions to property and equipment	(1,275)	(300)
Proceeds from sale of assets	33	—

Net cash used in investing activities	(1,242)	(300)

Cash flow from financing activities
Line of credit—net	(2,272)	5,525
Payments on long-term debt	(858)	(858)
Distributions paid	(11,963)	(11,002)
Proceeds from issuance of long-term debt	3,000	—

Net cash used in financing activities	(12,093)	(6,335)

Net increase (decrease) in cash and equivalents	—	—

Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

Cash paid during the year for
Interest	$393	$352
Income taxes	$476	$315

The accompanying notes are an integral part of these consolidated financial statements.

Panther II Transportation, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except per share data)

	Common Stock Voting		Common Stock Non-Voting		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	1,010	$0	9,090	$1	$108	$6,703	$6,812
Net Income	—	—	—	—	—	7,573	7,573
Shareholder Distributions	—	—	—	—	—	(11,002)	(11,002)

Balance at December 31, 2003	1,010	0	9,090	1	108	3,274	3,383

Net Income	—	—	—	—	—	14,181	14,181
Shareholder Distributions	—	—	—	—	—	(11,963)	(11,963)

Balance at December 31, 2004	1,010	$0	9,090	$1	$108	$5,492	$5,601

The accompanying notes are an integral part of these consolidated financial statements.

Panther II Transportation, Inc. and Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

December 31, 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Panther II Transportation, Inc. and Subsidiary (the “Company”) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Panther, Inc. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity.

1.    Business Activity

The Company provides ground expedite and air charter services. These services are provided through its distribution centers in Seville, OH, Toledo, OH, Chicago, IL and Charlotte, NC. The Company grants credit in the normal course of business and generally, collateral or other security is not required. The majority of the Company’s customers are located in the continental United States and provinces of Canada.

2.    Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Panther Inc. All significant intercompany accounts and transactions have been eliminated.

3.    Revenue Recognition

The Company recognizes revenue as earned on the date of completion of freight delivery. Provisions for discounts and rebates to customers and other adjustments are provided for in the same period that the related sales are recorded.

4.    Use of Estimates

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

5.    Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are presented net of an allowance for doubtful accounts of $305 at December 31, 2004.

6.    Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Telecommunications equipment	10 years
Trailers	10 years
Automobiles	5-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	10 years

Panther II Transportation, Inc. and Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands)

December 31, 2004

Expenditures for maintenance and repairs are charged to expense as incurred.

The following is a summary of property and equipment, at cost less accumulated depreciation at December 31, 2004:

Telecommunications equipment	$3,121
Trailers	4,292
Automobiles	195
Furniture & fixtures	2,091
Leasehold improvements	392

10,091
Less: accumulated depreciation	5,032

$5,059

7.    Income Taxes—Subchapter S Corporation

The Company, with the consent of its stockholders, has elected under the provisions of Subchapter S of the Internal Revenue Code, to be treated similarly to that of a partnership instead of a corporation for income tax purposes. As a result, the stockholders will report their share of corporate federal and state taxable income on their individual tax returns. Accordingly, no provision is made for federal and state income taxes in the consolidated financial statements of the Company.

8.    Long-Lived Assets with Depreciable or Amortizable Lives

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Depreciation on assets held for sale is discontinued and such assets are reported at the lower of the carrying amount or fair value less costs to sell.

9.    Self-Insurance Accruals

The Company is generally self-insured for losses and liabilities related primarily to vehicle liability and general liability claims. The Company uses commercial insurance as a risk mitigation strategy to minimize catastrophic losses. The Company’s retention for liability is $250 per event. Ultimate losses are accrued based on estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company-specific experience.

The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses can change as claims mature. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total cost of claims were determined by external insurance consultants; the resulting accruals are continually reviewed by management, and any adjustments arising from changes in estimates are reflected in income currently. The self-insurance accruals are based on estimates and while management believes that the amounts accrued are adequate, the ultimate claims may be in excess of or less than the amounts provided.

Panther II Transportation, Inc. and Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands)

December 31, 2004

10.    Interest Rate Swap Agreement

Interest rate swaps are used by the Company to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company uses an interest rate swap to effectively convert a portion of variable-rate unsecured note-payable borrowing to a fixed rate, thus reducing the impact of interest rate changes on future interest expense.

NOTE B—CASH

The Company deposits the majority of its cash in a commercial bank account. From time to time, cash balances in the account exceed federally insured limits. To date, the Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on its cash.

The Company has a cash management program with a financial institution. Under this program, available cash remaining in the Company’s primary checking account at the end of each business day is invested in an overnight investment account comprised of money market funds. This account is uninsured. This invested amount is then returned to the regular checking account at the start of the next business day.

NOTE C—LINE OF CREDIT

The Company has a revolving line of credit with a bank for up to $15,000 subject to a borrowing base limitation of 80% of eligible accounts receivable. The balance of the line of credit at December 31, 2004 was $3,695. Interest is payable monthly, at a fluctuating rate equal to 1.75% per annum plus One Month LIBOR. The interest rate at December 31, 2004 was 3.92%.

The line of credit is secured by substantially all assets of the Company. The bank requires the Company to meet certain restrictive covenants relating to debt service coverage and current and funded debt ratios. As of December 31, 2004, the Company has met these restrictive covenants.

NOTE D—LETTERS OF CREDIT—SELF-INSURANCE PROGRAM

The Company has two letters of credit totaling $1,950 outstanding at December 31, 2004. The letters are maintained to back the Company’s self-insurance program. The letters are scheduled to increase to a total of $2,350 at April 1, 2005.

Panther II Transportation, Inc. and Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands)

December 31, 2004

NOTE E—LONG-TERM DEBT

Long-term debt at December 31, 2004 consisted of the following:

2004
Note payable to a bank, payable in monthly installments of $69, plus variable rate of interest based on 30 day LIBOR plus 2.625% through September 2007; secured by substantially all assets of the Company. In 2001, the Company entered into an interest rate swap agreement with the bank. The agreement effectively changed the Company’s interest rate exposure on this variable-rate debt instrument to a fixed rate of 5.05%. As of the year ended December 31, 2004, the economic impact of the interest rate swap arrangement is not significant to the Company’s financial statements	$2,291

Note payable to a bank, payable in monthly installments of $2 plus variable interest based on 30 day LIBOR plus 2.625% through June 2006; the interest rate at December 31, 2004 was 4.81%, secured by equipment	38

Note payable to a bank, payable in monthly installments of $8 including interest at 5.67%, final payment due December, 2009; secured by trailers	431

Note payable to a bank, payable in monthly installments of $42 plus variable rate of interest based on 30 day LIBOR plus 1.875% through December 2010; the interest rate at December 31, 2004 was 4.295%, secured by substantially all assets of the Company	3,000

Note payable to a bank, payable in monthly installments of $14,924, including interest at 5.79%, final payment due December, 2009; secured by trailers	776

Total long-term debt	$6,536
Less: current maturities	1,573

Net long-term debt	$4,963

Long-term debt maturing in succeeding years is:

Years ending December 31, 2005	$1,573
2006	1,573
2007	1,365
2008	755
2009	770
Thereafter	500

$6,536

NOTE F—LEASES

The Company leases facilities and equipment under operating leases which expire at various dates through December 2014. Amounts paid under these leases totaled $1,289 and $1,018 in 2004 and 2003, respectively.

Panther II Transportation, Inc. and Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands)

December 31, 2004

Minimum future rental payments under existing leases are as follows:

Years ending December 31, 2005	$1,075
2006	1,012
2007	880
2008	743
2009	544

NOTE G—RELATED PARTY TRANSACTIONS

The Company had accounts receivable from its stockholders in the amount of $700 as of December 31, 2003. This amount was paid back during 2004.

The Company contracts for transportation services with two entities which are owned by an officer of the Company. The total amount of transportation services purchased from these companies was $2,664 and $1,700 for the years ended December 31, 2004 and 2003, respectively.

NOTE H—PROFIT SHARING AND 401(K) PLAN

The Company maintains a profit sharing and 401(k) plan covering all full-time employees meeting specific age and service requirements. Contributions are discretionary and determined annually by the Board of Directors. For the years ended December 31, 2004 and 2003, respectively, profit sharing contributions of $250 were declared and the 401(k) expense was $159 and $104.

Until                     , 2006 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of Issuance and Distribution.

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates, except the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee. The registrant has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee	$26,750
National Association of Securities Dealers, Inc. filing fee	25,500
The Nasdaq National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	5,000
Transfer Agent and Registrar fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The registrant is a corporation incorporated in the State of Delaware. Section 145(a) of the Delaware General Corporation Law, or DGCL, provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Under Section 145(b) of the DGCL, such eligibility for indemnification may be further subject to the adjudication of the Delaware Court of Chancery.

Furthermore, Section 102(b)(7) of the DGCL provides that a corporation may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director’s duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the DGCL (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation’s capital stock); or for any transaction from which the director derived an improper personal benefit. The registrant does eliminate such personal liability of its directors in its certificate of incorporation.

The amended and restated certificate of incorporation of Panther Expedited Services provides that the corporation shall indemnify and advance expenses to each person who is or was a director or officer of

Part II

the corporation to the maximum extent permitted under the DGCL, except that Panther Expedited Services is not required to indemnify or advance expenses of any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

Any repeal or modification of the above provisions of the registrant’s certificate of incorporation shall not apply to or adversely affect any right or protection of a director or officer of the corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

The amended and restated by-laws of Panther Expedited Services contain no articles, sections or provisions relating to indemnification.

Item 15. Recent Sales of Unregistered Securities.

Panther Expedited Services was formed on May 6, 2005 for the purpose of acquiring, indirectly through its subsidiary Panther Acquisition, Inc., all of the outstanding equity interest of Panther Transportation Since such time, Panther Expedited Services has issued the following securities that were not registered under the Securities Act:

(a) Issuance of Common Stock

On June 10, 2005, Panther Expedited Services issued the following shares of common stock: (a) 2,335,000 shares of common stock to Fenway Panther Holdings, LLC, in exchange for a capital contribution of approximately $76,000,000 (total contribution for both common stock and preferred stock); (b) 330,000 shares of common stock to Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98, in exchange for shares of Panther Transportation; and (c) 15,000 shares of common stock to Antares Capital Corporation, in exchange for a capital contribution of $150,000.

On January 11, 2006, Panther Expedited Services issued the following shares of common stock: (a) 232,707.79 shares of common stock to York Street Mezzanine Partners, L.P.; (b) 13,962.47 shares of common stock to CUMIS Insurance Society Inc.; (c) 27,924.94 shares of common stock to CUNA Mutual Insurance Company; (d) 9,308.31 shares of common stock to Members Life Insurance Company; and (e) 41,887.40 shares of common stock to CUNA Mutual Life Insurance Company; each of the above at a purchase price of $23.0209 per share of common stock, or an aggregate offering price of $7,500,000.

The issuance of such shares of preferred stock was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

(b) Issuance of 14% Cumulative Preferred Stock

On June 10, 2005, Panther Expedited Services issued the following shares of preferred stock: (a) 16,335.84 shares of preferred stock to Fenway Panther Holdings, LLC, in exchange for a capital contribution of approximately $76,000,000 (total contribution for both common stock and preferred stock); (b) 2,020.65 shares of preferred stock to Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98, in exchange for shares of Panther Transportation; and (c) 104.05 shares of preferred stock to Antares Capital Corporation, in exchange of a capital contribution of $350,000.

On January 11, 2006, Panther Expedited Services issued the following shares of preferred stock: (a) 1,599.31 shares of preferred stock to York Street Mezzanine Partners, L.P.; and (b) 639.73 shares of preferred stock to CUMIS Insurance Society Inc., each at a purchase price of $1,071.8878 per share of preferred stock, or an aggregate offering price of $2,400,000.

Upon completion of this offering, the preferred shares will be redeemed.

The issuance of such shares of preferred stock was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Part II

(c) Grants of Stock Options

As of March 31, 2006, Panther Expedited Services had outstanding options to purchase an aggregate of 391,372.88 shares of common stock under the 2006 Equity Incentive Plan exercisable at a weighted average exercise price of $14.67 per share of common stock. These options were issued pursuant to Rule 701 under the Securities Act.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	*	Form of Underwriting Agreement.

2.1	**	Contribution and Share Purchase Agreement among Panther II Transportation, Inc., PTHR Holdings, Inc., Panther Acquisition, Inc. and certain shareholders, dated as of May 22, 2005.

3.1	**	Form of Third Amended and Restated Certificate of Incorporation of Panther Expedited Services, Inc. dated as of January 11, 2006.

3.2	**	Form of By-Laws of Panther Expedited Services, Inc.

5.1	*	Opinion of Ropes & Gray LLP.

10.1	**

$90,000,000 Amended and Restated Credit Facility (the “$90,000,000 Credit Facility”) to Panther II Transportation, Inc. by Antares Capital Corporation, as Lender and Agent for all lenders, dated as of January 11, 2006.

10.2	**	Trademark Security Agreement executed by Panther II Transportation, Inc. in favor of Antares Capital Corporation.

10.3	**

Master Reaffirmation Agreement executed in connection with the $90,000,000 Credit Facility by PTHR Holdings, Inc., Panther II Transportation, Inc. and Panther II, Inc. to reaffirm all obligations and agreements of such persons under all collateral documents originally executed in respect of $80,000,000 Credit Facility by and among Panther Acquisition, Inc., Panther II Transportation, Inc., Antares Capital Corporation, as a Lender and as Agent for All Lenders.

10.4	**	Employment Agreement by and between Daniel K. Sokolowski and Panther II Transportation, Inc., effective as of June 10, 2005.

10.5	**	Employment Agreement by and between John J. Sliter and Panther II Transportation, Inc., effective as of July 27, 2005.

10.6		Amended and Restated Stockholders Agreement among PTHR Holdings, Inc., Fenway Panther Holdings, LLC, Daniel K. Sokolowski and other stockholders party thereto, dated as of January 11, 2006.

21.1	**	Subsidiaries of Panther Expedited Services, Inc.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Moore Stephens Apple.

23.3	*	Consent of Ropes & Gray LLP.

23.4		Consent of Mercer Management Consulting.

23.5		Consent of SJ Consulting Group, Inc.

24.1		Power of Attorney (included on pages II-5 and II-6).

*	To be filed by amendment.
**	Previously filed.

Part II

(b) Financial Statement Schedules

The following financial statement schedules are included in Part II of the Registration Statement:

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Part II

SIGNATURES

Pursuant to the requirements of the Securities Act, Panther Expedited Services, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seville, State of Ohio, on July 6, 2006.

PANTHER EXPEDITED SERVICES, INC.

By:	/s/ Daniel K. Sokolowski
Name:	Daniel K. Sokolowski
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Marc Kramer, Daniel K. Sokolowski and Roy Showman, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such person or persons so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

* * *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

/s/ Daniel K. Sokolowski Daniel K. Sokolowski	Chief Executive Officer and Director	July 6, 2006

Principal Financial and Accounting Officer:

* Roy Showman	Chief Financial Officer	July 6, 2006

* John Anderson	Director	July 6, 2006

Part II

* Andrew Clarke	Director	July 6, 2006

/s/ Raymond Greer Raymond Greer	Director	July 6, 2006

* Michael P. Haley	Director	July 6, 2006

* Marc Kramer	Director	July 6, 2006

* Peter Lamm	Director	July 6, 2006

* Timothy Mayhew	Director	July 6, 2006

/s/ Edward M. Straw Edward M. Straw	Director	July 6, 2006

* /s/ Daniel K. Sokolowski Daniel K. Sokolowski Attorney-in-Fact

Exhibit List

1.1	*	Form of Underwriting Agreement.

2.1	**	Contribution and Share Purchase Agreement among Panther II Transportation, Inc., PTHR Holdings, Inc., Panther Acquisition, Inc. and certain shareholders, dated as of May 22, 2005.

3.1	**	Form of Third Amended and Restated Certificate of Incorporation of Panther Expedited Services, Inc., dated as of January 11, 2006.

3.2	**	Form of By-Laws of Panther Expedited Services, Inc.

5.1	*	Opinion of Ropes & Gray LLP.

10.1	**	$90,000,000 Amended and Restated Credit Facility (the “$90,000,000 Credit Facility”) to Panther II Transportation, Inc. by Antares Capital Corporation, as Lender and Agent for all lenders, dated as of January 11, 2006.

10.2	**	Trademark Security Agreement executed by Panther II Transportation, Inc. in favor of Antares Capital Corporation.

10.3	**	Master Reaffirmation Agreement executed in connection with the $90,000,000 Credit Facility by PTHR Holdings, Inc., Panther II Transportation, Inc. and Panther II, Inc. to reaffirm all obligations and agreements of such persons under all collateral documents originally executed in respect of $80,000,000 Credit Facility by and among Panther Acquisition, Inc., Panther II Transportation, Inc., Antares Capital Corporation, as a Lender and as Agent for All Lenders.

10.4	**	Employment Agreement by and between Daniel K. Sokolowski and Panther II Transportation, Inc., effective as of June 10, 2005.

10.5	**	Employment Agreement by and between John J. Sliter and Panther II Transportation, Inc., effective as of July 27, 2005.

10.6		Amended and Restated Stockholders Agreement among PTHR Holdings, Inc., Fenway Panther Holdings, LLC, Daniel K. Sokolowski and the other stockholders party thereto, dated as of January 11, 2006.

21.1	**	Subsidiaries of Panther Expedited Services, Inc.

23.1		Consent of Ernst & Young LLP.

23.2		Consent of Moore Stephens Apple.

23.3	*	Consent of Ropes & Gray LLP.

23.4		Consent of Mercer Management Consulting.

23.5		Consent of SJ Consulting Group, Inc.

24.1		Power of Attorney (included on pages II-5 and II-6).

*	To be filed by amendment.
**	Previously filed.